SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

DUNDEE BANCORP INC.
(Translation of Registrant's Name into English)

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

Date May 30, 2002

By: [signature]

Name: Lori E. Beak
Title: Assistant Secretary

DUNDEE BANCORP INC.

ANNOUNCES FIRST QUARTER 2002 FINANCIAL RESULTS

May 24, 2002, Toronto, Ontario – **Dundee Bancorp Inc. (DBC.A – TSX)** announces its results for the first quarter of 2002. Earnings in the first quarter of 2002 were $1.3 million or $0.05 per share on revenues of $64.0 million compared with a net loss in the first quarter of 2001 of $1.1 million or $0.04 per share on revenues of $68.9 million.

"The Company is focused on its vision to evolve into a full-fledged financial services company serving the wealth management industry," says Ned Goodman, President and Chief Executive Officer. "We reported in our annual report that we emerged from 2001 with renewed vigour and in an excellent position to take advantage of the tremendous growth opportunities that we envision in our future. We believe that our efforts are reflected in improved earnings this quarter."

To that end, the Company has achieved some important milestones in this recent quarter, both in the wealth management division and in some of our core investments in the real estate and resource sector.

- The Company's 85%-owned subsidiary, Dundee Wealth, reported $52 million in net sales for the first quarter of 2002, continuing the positive trend established in 2001. Positive net sales, enhanced by strong market performance, resulted in assets under management growing to levels in excess of $6.8 billion at the end of March 2002. The Company believes that this positive sales trend reflects the exceptional work done by Dundee Wealth's investment arm, Goodman & Company Investment Counsel. As at March 31, 2002, 78% of all Dynamic Funds have one-year performance in the top two quartiles. As well, 57% of Dynamic Funds are in the top two quartiles based on three-year performance. Dynamic's largest fund, the Dynamic Power Canadian Growth Fund, was ranked as the number-one performing, large-cap Canadian equity fund over the last 10 years. Management fee arrangements in certain funds reward performance by compensating the Company when investment performance exceeds the applicable benchmark. While current performance levels suggest that the Company is on track to earn performance fees well in excess of earnings in the previous year, performance fees are not included in operating results as they are only measured and payable at the end of each fiscal year.

- Dundee Realty Corporation reported record setting financial performance for the first quarter ended March 31, 2002. Funds from operations increased by 41.5% from $9.5 million in the first quarter of last year to $13.5 million in the first three months of this year. As the Company accounts for its investment in Dundee Realty on an equity basis, we recognize our proportionate share of this growth. Trading values of Dundee Realty have increased from $13.50 per share at December 31, 2001 to $17.32 per share as at March 31, 2002.

- In May 2002, Breakwater Resources Ltd. announced that its Rights Offering was completed and was oversubscribed with gross proceeds from the Rights Offering of $19 million. The Company participated in the Rights Offering and subscribed for an additional 25 million shares at a total cost of $5 million. Dundee Bancorp has received warrants to purchase approximately 30 million shares of Breakwater at $0.20 per share for assisting Breakwater through this and other recent transactions.

- The Company has reaffirmed its commitment to foster growth in its wealth management division. Subsequent to quarter end, the Company announced that it had entered into an agreement to purchase Canadian First Financial Group Inc. ("Canadian First") subject to certain conditions of closing. Dundee Wealth intends to integrate the mutual fund dealer operations of Canadian First, Ross Dixon Financial

Services Limited and Hewmac Investment Services Inc., into Dundee Wealth's subsidiary, Dundee Private Investors Inc. The transaction, if successful, is expected to close in the third quarter of 2002, and will add approximately 200 investment advisors and $2.5 billion of client assets under administration to Dundee Wealth.

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

In 2002, the Company implemented the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets." Under this section, goodwill and other intangible assets with an indefinite life are no longer amortized. The effects of the change in policy to the financial results of the Company are detailed extensively in note 2 to the financial statements of the Company for the quarter ended March 31, 2002.

(in thousands of dollars)

SEGMENTED EARNINGS	*Wealth Management*		*Corporate and Merchant Banking*		*International Activities*		*TOTAL*	
For the three months ended March 31	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
REVENUES								
Management and administration fees	$ 28,160	$ 28,012	$ -	$ -	$ 728	$ 607	$ 28,888	$ 28,619
Redemption fees	2,045	2,403	274	533	-	-	2,319	2,936
Financial services	30,123	32,701	-	20	90	113	30,213	32,834
Intersegment distribution fee revenue	-	-	1,314	1,584	-	-	1,314	1,584
Investment income	75	514	1,190	4,262	-	289	1,265	5,065
	60,403	63,630	2,778	6,399	818	1,009	63,999	71,038
EXPENSES								
Selling, general and administrative	25,683	23,661	1,514	2,093	977	743	28,174	26,497
Variable compensation	17,275	18,880	-	-	-	-	17,275	18,880
Trailer fees	5,047	5,202	-	-	-	-	5,047	5,202
Intersegment distribution fee expense	1,314	1,584	-	-	-	-	1,314	1,584
Amortization of deferred sales commissions	8,163	7,959	-	2,210	-	-	8,163	10,169
Amortization of goodwill	-	1,134	-	194	-	120	-	1,448
Depreciation and amortization	1,378	1,127	191	192	25	18	1,594	1,337
Interest expense	490	732	2,791	2,894	22	300	3,303	3,926
	59,350	60,279	4,496	7,583	1,024	1,181	64,870	69,043
OPERATING (LOSS) EARNINGS	1,053	3,351	(1,718)	(1,184)	(206)	(172)	(871)	1,995
Other items								
Equity earnings	-	-	2,871	594	-	-	2,871	594
Non controlling interest	38	(85)	-	-	-	-	38	(85)
EARNINGS (LOSS) BEFORE TAXES	$ 1,091	$ 3,266	$ 1,153	$ (590)	$ (206)	$ (172)	2,038	2,504
Oil and gas properties							289	-
Discontinuance of operations in India							-	(940)
Income tax provision							(1,008)	(2,666)
							$ 1,319	**$ (1,102)**

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues during the first quarter of 2002 were $28.2 million. This compares to $28.0 million in the same period of the previous year. Net sales of corporate products in the current three months were $52 million, an improvement of almost five times the net sales levels achieved in the first quarter of 2001. Net sales of corporate products, augmented by market appreciation of approximately $300 million, resulted in a 5% increase in assets under management from $6.5 billion at December 31, 2001 to $6.8 billion at March 31, 2002.

Average assets under management have increased 2% from $6.4 billion for the three months ended March 31, 2001 to $6.6 billion for the three months ended March 31, 2002. Net sales activity during the first three months of 2002 has been primarily in asset categories paying lower than average management fees, reducing the average fee earned from 1.73% at the end of March 2001 to 1.68% at the end of March 2002.

Redemptions of units sold on a deferred sales charge basis during the first three months of 2002 were $199 million or 67% of all redemptions of corporate products, generating $2.0 million in redemption fees for the wealth management division and another $0.3 million for the corporate and merchant banking division. By comparison, total redemptions of units sold on a deferred sales charge basis during the same period of 2001 were $191 million or 69% of total redemptions of corporate products, generating redemption fee revenues of $2.4 million for the wealth management division and $0.5 million for the corporate and merchant banking division. Although redemption levels have increased by $8 million in the first quarter of 2002 compared to the first quarter of 2001, overall redemption fee revenue dropped as a result of a decrease in the average redemption fee rate. This reduction is attributable to the short redemption fee schedule implemented in 1999. Although 50% of fund sales were transacted on a deferred basis in both the current quarter of 2002 and the same period of the previous year, approximately 30% are sold with a short redemption fee option in this quarter compared to less than 15% in the same period of 2001.

Financial services revenue was $30.1 million in the first three months of 2002 compared to $32.7 million in the same period of the previous year. While corporate finance, institutional and principal trading activity consistently generated revenues of about $9 million in the first quarter of 2002 and 2001, both retail commissions and trailer revenue and margin interest levels decreased in the first quarter of this year compared with the same period of 2001. Retail commission and trailer revenues, before adjustments for consolidation, decreased less than 5% period over period. This decrease reflects general market conditions affecting the brokerage industry and is quite favourable compared to industry statistics which show a general shortfall in similar revenues of over 10%. Declines in interest rates, especially in the United States, as well as changes in the mix of margin balances and free credit balances, have affected the interest spread earned by the brokerage division on its margin balances. Margin interest revenue declined from $4.1 million in the first quarter of 2001 to $2.0 million in the current quarter of this year.

Selling, general and administrative expenses for the quarter ended March 31, 2002 were $25.6 million compared with $23.5 million for the same period of 2001. Current period costs include a provision of $1.2 million against administrative costs associated with the operations of certain mutual funds which have not yet reached critical size, and which are therefore not able to fully absorb costs of administration. By comparison, the Company had only provided $0.1 million in the same period of 2001, necessitating a catch up amount in subsequent quarters. In May 2002, Dundee Wealth, through its subsidiary, Dynamic Mutual Funds Ltd., announced that it is proposing to amend the management fee structure on some of its mutual funds. The proposed structure, which will require the approval of unitholders or shareholders, as applicable, will see an increase in the annual limit on the funds' management expense ratio along with a reduction in the annual performance limit that the Company may earn from each of these funds. If approved, this new structure will increase the costs that the mutual funds will be able to absorb directly, thereby reducing the costs to the Company.

Also included in the current period is a provision of $1.1 million against certain client accounts. There were no comparable reserves made in the first quarter of 2001. Total reserves available against client accounts were $5.5 million at the end of March 2002.

Variable compensation costs decreased from approximately $18.9 million in the first quarter of 2001 to $17.3 million in the first quarter of 2002. Approximately $1.0 million of this differential is attributable to and consistent with lower financial services revenues. There has also been a slight shift in retained contribution margins from approximately 34.8% in the first quarter of 2001 to 35.5% in the current quarter.

Trailer fees paid by the Company during the three months ended March 31, 2002 were $5.0 million, a very small difference from the $5.2 million paid for the same period of 2001. Trailer fees continue to represent approximately 0.3% of average assets managed, and represent a claim of about 18% of total management fees earned by the wealth management division.

The carrying value of deferred sales commissions on March 31, 2002 was $55.4 million. The contingent redemption fee payable to Dundee Bancorp and its subsidiaries if all assets sold on a deferred sales charge basis were redeemed on March 31, 2002, approximates $120 million (2001 – $137 million). The wealth management division would be entitled to approximately $107 million (2001 – $111 million) or 89% (2001 – 81%) of this amount. The corporate division of Dundee Bancorp would be entitled to $10.4 million (2001 – $22.6 million), with the balance being payable to third-party financing vehicles.

RESULTS OF THE CORPORATE AND MERCHANT BANKING DIVISION

During the first quarter of 2002, the Company saw a significant improvement in the estimated market value of its merchant banking portfolio from approximately $423 million at the end of December 2001 to $493 million on March 31, 2002. These values are exclusive of Dundee Bancorp's consolidated investments in Dundee Wealth and Eurogas. During the current quarter, Dundee Bancorp invested approximately $3.1 million in acquisitions for its portfolio and generated proceeds from the disposition of investments of approximately $1.0 million. Market appreciation during the current quarter exceeded $68 million, much of which results from our underlying investments in Dundee Realty Corporation, Repadre Capital Corporation and Laurentian Bank. At March 31, 2002, 69% of the market value of the investment portfolio was invested in public company securities, 15% in private companies and 16% in mutual funds and other liquid assets.

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

The following table summarizes the carrying value of the Company's investment portfolio as at March 31, 2002.

(in thousands of dollars) *March 31, 2002*		*Book Value*		*Market Value*
Equity accounted investments				
Black Hawk Mining Inc.	$	3,975	$	3,145
Breakwater Resources Ltd.		26,308		8,687
Dundee Realty Corporation		138,368		119,668
Repadre Capital Corporation		16,073		39,922
Zemex Corporation		36,611		32,507
Other		8,120		11,561
Marketable securities		79,451		76,696
Other portfolio investments		135,508		201,142
	$	444,414	$	493,328

		March 31 2002		*March 31 2001*
Interest, dividends and foreign exchange	$	1,230	$	2,224
Realized investment gains		939		2,671
Realized investment losses		(951)		(338)
		1,218		4,557
Share of earnings of equity accounted investments		1,958		631
Gains (losses) from dilutions of interest in equity accounted investments		913		(37)
	$	4,089	$	5,151

Investment income in the quarter ended March 31, 2002 was $1.2 million compared with $4.6 million in the same period of the prior year. While dividend income was approximately $0.5 million in each of the first quarters of 2002 and 2001, income from interest and foreign exchange decreased substantially from $1.8 million in the first quarter of 2001 to $0.7 million in the first three months of this year. This decrease relates primarily to the repayment of an $8 million debt instrument from Eurogas Corporation which was repaid in the latter part of the first quarter of 2001.

Realized gains during the first quarter of 2002 were $0.9 million and relate primarily to the disposition of an investment in a publicly traded company in the technology sector. Realized gains in the first quarter of 2001 relate to the disposition of an investment in a publicly traded company in the resource sector. The Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

General operating costs of the corporate division have decreased from $2.1 million in the first three months of 2001 to $1.5 million in 2002.

RESULTS OF INTERNATIONAL ACTIVITIES

Management and administration fee revenue from the Company's international subsidiaries totalled $0.7 million in the first quarter of the current year compared to $0.6 million in the same period of last year. Selling, general and administrative costs associated with the Company's international activities average approximately $1 million per quarter. Costs associated with the Company's operations in India for the first quarter of 2001 have been segregated due to the Company's decision in the fourth quarter of 2001 to exit this business line.

OIL AND GAS SALES, NET OF ROYALTIES

In the first three months of 2002, Eurogas has earned revenues from oil and gas sales, net of royalties, of $1.4 million. The operating costs associated with these sales were $0.4 million. The Company acquired control of Eurogas in the fourth quarter of last year and therefore there are no comparative revenues or expenses in the first quarter of 2001.

INTEREST EXPENSE

Interest expense for the three months ended March 31, 2002 was $3.2 million compared to $3.4 million for the same period of 2001. Almost 80% of the Company's total interest, or $2.5 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

Residual interest expense on other corporate debt dropped from approximately $0.9 million in the first quarter of 2001 to $0.7 million in the first quarter of this year. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on general overdrafts from approximately 7% in the first quarter of 2001 to slightly below 4% in the current quarter. Borrowings on US overdrafts decreased from over 6% in the first quarter of 2001 to below 3% in the first quarter of 2002. The benefit of reduced lending rates however, were partially offset by increased borrowing levels under revolving term credit facilities, both at the Dundee Bancorp and Dundee Wealth levels.

DEPRECIATION, DEPLETION AND AMORTIZATION

(in thousands of dollars)		*2002*		*2001*
Capital assets	$	1,555	$	1,298
Bond issue costs		39		39
Oil and gas properties		282		-
	$	1,876	$	1,337

The Company acquired control of Eurogas in the fourth quarter of last year and therefore there is no comparative depletion of oil and gas properties during the first quarter of 2001.

Depreciation of capital assets increased by approximately $0.3 million, mostly in Dundee Wealth's brokerage subsidiary, Dundee Securities Corporation. The increase reflects the investment made by Dundee Securities during 2001 to expand the infrastructure necessary to support higher levels of investment advisor and customer activity.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares outstanding during the period of 25,681,157 (2001 – 26,285,541). Outstanding options were not significantly dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at March 31, 2002 were $86.9 million compared with $118.0 million at the end of 2001. Additionally, approximately 16% of the market value of the Company's portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At March 31, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $27 million.

During the first three months of 2002, the Company paid $6.6 million (2001 – $5.3 million) to fund sales commissions. Cash flows from operations in Dynamic have been sufficient to fund these commissions internally. The Company is examining the use of outside sources of capital to meet the potential demand that would result from higher levels of sales.

In the first quarter of this year, the Company expended over $12 million to acquire 825,009 Subordinate Shares pursuant to its normal course issuer bid at an average price of $14.78 per share.

Management believes that cash flow generated from management and advisory activities, together with the Company's borrowing facilities, will be sufficient to meet on-going working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

At March 31, 2002, there were 24,318,841 Subordinate Shares and 1,050,705 Class B common shares outstanding. During the first quarter of 2002, the Company issued 380,836 Subordinate Shares and added $1.2 million to its stated capital pursuant to the terms of its Share Incentive Plan.

In March 2002, the Company announced that it had obtained approval to purchase another 1.2 million Subordinate Shares pursuant to a normal course issuer bid expiring on March 31, 2003. Dundee Bancorp purchased an aggregate of 1,387,357 Subordinate Shares at an average price of $14.57 per share under a normal course issuer bid which commenced March 27, 2001 and expired March 26, 2002. Over 825,000 of these shares were acquired during the first quarter of 2002 at an aggregate cost of $12 million. The Company continues to believe that the purchase and cancellation of these shares at current market prices enhances long-term shareholder value.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 85%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President & Chief Executive Officer
Dundee Bancorp Inc.
(416) 365-5665

Joanne Ferstman
Vice President & Chief Financial Officer
Dundee Bancorp Inc.
(416) 365-5010

CONSOLIDATED BALANCE SHEETS

As at March 31, 2002 and December 31, 2001

(expressed in thousands of Canadian dollars) (unaudited)

		March 31, 2002		December 31, 2001
ASSETS				
Cash and short term investments	$	86,918	$	117,995
Brokerage securities inventory		11,965		10,613
Accounts receivable		36,724		39,281
Current taxes receivable		1,225		-
Client accounts receivable		268,836		229,172
Investment portfolio		444,414		441,324
Future income tax assets		25,196		23,739
Deferred sales commissions		55,378		56,910
Capital and other assets		155,754		154,837
TOTAL ASSETS	**$**	**1,086,410**	**$**	**1,073,871**
LIABILITIES				
Accounts payable and accrued liabilities	$	41,035	$	46,289
Brokerage securities sold short		4,995		2,094
Client deposits and related liabilities		294,030		269,615
Current taxes payable		-		2,344
Corporate debt		209,113		203,799
Future income tax liability		63,787		66,154
Non controlling interest		38,279		37,721
		651,239		628,016
SHAREHOLDERS' EQUITY				
Share capital				
Common shares		331,904		340,109
Retained earnings		103,267		105,746
		435,171		445,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**1,086,410**	**$**	**1,073,871**

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2002 and 2001

(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

		2002		2001
REVENUE				
Management and administration fees	$	28,888	$	28,619
Redemption fees		2,319		2,936
Financial services		30,213		32,834
		61,420		64,389
Investment income		1,218		4,557
Oil and gas sales, net of royalties		1,383		-
		64,021		68,946
EXPENSES				
Selling, general and administrative		28,523		27,437
Variable compensation		17,275		18,880
Trailer fees		5,047		5,202
Operating costs, oil and gas properties		430		-
		51,275		51,519
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS		12,746		17,427
Amortization of deferred sales commissions		(8,163)		(10,169)
Amortization of goodwill (note 2)		-		(1,448)
Depreciation, depletion and amortization		(1,876)		(1,337)
Interest expense		(3,167)		(3,418)
OPERATING (LOSS) EARNINGS		(460)		1,055
Share of earnings of equity accounted investments		2,871		594
Income taxes				
Current		(4,311)		(3,574)
Future		3,303		908
Non controlling interest		(84)		(85)
NET EARNINGS (LOSS) FOR THE PERIOD	**$**	**1,319**	**$**	**(1,102)**
RETAINED EARNINGS AT BEGINNING OF PERIOD	$	105,746	$	163,462
Net earnings (loss)		1,319		(1,102)
Change in opening retained earnings to account for change in accounting policy of equity accounted investees, net of tax (note 2)		(1,362)		701
Premiums related to cancellation of share capital		(2,436)		(9)
Cancellation of stock options		-		(94)
RETAINED EARNINGS AT END OF PERIOD	$	103,267	$	162,958
EARNINGS (LOSS) PER SHARE				
Basic earnings (loss) per share	$	0.05	$	(0.04)
Diluted earnings (loss) per share	$	0.05	$	(0.04)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2002 and 2001

(expressed in thousands of Canadian dollars) (unaudited)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings (loss)	$ 1,319	$ (1,102)
Non cash items:		
Depreciation, depletion and amortization	10,039	12,954
Net investment losses (gains)	4	(2,333)
Share of unremitted equity earnings	(2,871)	(594)
Future income tax provision	(3,303)	(908)
Non controlling interest	84	85
Other non cash components of income	349	885
	5,621	8,987
Changes in:		
Accounts receivable	2,557	7,243
Accounts payable and accrued liabilities	(5,254)	(14,668)
Current taxes payable	(3,569)	(8,902)
Brokerage securities inventory, net	1,549	4,565
Client accounts receivable, net of deposits and related liabilities	(15,249)	15,700
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES	(14,345)	12,925
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds on sales of portfolio investments	989	6,858
Acquisition of investments	(3,073)	(1,008)
Sales commissions paid on distribution of mutual funds	(6,631)	(5,254)
Other	(2,829)	(1,615)
CASH USED IN INVESTING ACTIVITIES	(11,544)	(1,019)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in corporate debt	5,302	1,314
Issuance of Class A subordinate shares, net of costs	1,179	204
Issuance of shares in subsidiaries to non controlling interest	521	261
Acquisition of Class A subordinate shares	(12,190)	(25)
Cancellation of options granted	-	(162)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	(5,188)	1,592
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(31,077)	13,498
Cash, beginning of period	117,995	106,456
CASH, END OF PERIOD	**$ 86,918**	**$ 119,954**
Cash flows from operating activities include the following:		
Interest paid	$ 3,167	$ 3,418
Taxes paid	$ 8,420	$ 12,875

DUNDEE BANCORP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2002 and 2001

(unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets." Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $90.4 million of goodwill and other intangible assets. These assets were not amortized in the first three months of 2002. Previously, these assets were amortized on a straight-line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. The Company expects to complete its impairment testing of goodwill by June 30, 2002, but no impairment losses are expected. The Company has completed its impairment testing of intangible assets and no impairment losses were recorded.

The effects of the above change in accounting policy to the consolidated financial statements, had the requirements of section 3062 been applied retroactively to 2001 would be as follows:

		March 31, 2002		*March 31, 2001*
Reported earnings (loss)	$	1,319	$	(1,102)
Add back amortization of goodwill and other intangible assets, net of tax		-		1,392
Net earnings adjusted for amortization of goodwill and other intangible assets	$	1,319	$	290
Basic and diluted earnings per share as reported	$	0.05	$	(0.04)
Basic and diluted earnings per share adjusted for amortization of goodwill and other intangible assets	$	0.05	$	0.01

One of the Company's equity accounted investees completed impairment testing of goodwill and other intangible assets as required under Section 3062, during the first quarter of 2002. As a result, the equity accounted investee recorded a charge to January 1, 2002 opening retained earnings of approximately $4.9 million. Dundee Bancorp recorded its proportionate interest in this charge, net of tax, against opening retained earnings as at January 1, 2002.

Stock-based Compensation

The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of stock-based compensation arrangements.

Dundee Bancorp, and its 85%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 9 to the Company's consolidated financial statements for the year ended December 31, 2001. Details of the Dundee Wealth Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001, a copy of which was included in the Company's annual report for the year ended December 31, 2001.

The Company has amended the terms of the Share Option Plan component of the Share Incentive Plans. Awarding of share options under the terms and conditions of the amended plan will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. As required by the new section, the Company will disclose on a pro forma basis in the notes to the financial statements the effect on reported net income and earnings per share of applying the fair-value-based method to account for awards granted under the Share Option Plans on or after January 1, 2002. There were no awards of share options during the first quarter of 2002.

3. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Corporate and Merchant Banking

The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

SEGMENTED EARNINGS (LOSS)	*Wealth Management*		*Corporate and Merchant Banking*		*International Activities*		*TOTAL*	
For the three months ended March 31	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
Revenues	$ 60,403	$ 63,630	$ 2,778	$ 6,399	$ 818	$ 1,009	$ 63,999	$ 71,038
Expenses	59,350	59,145	4,496	7,389	1,024	1,061	64,870	67,595
Amortization of goodwill	-	1,134	-	194	-	120	-	1,448
OPERATING (LOSS) EARNINGS	1,053	3,351	(1,718)	(1,184)	(206)	(172)	(871)	1,995
Other items:								
Equity earnings	-	-	2,871	594	-	-	2,871	594
Non controlling interest	38	(85)	-	-	-	-	38	(85)
EARNINGS (LOSS) BEFORE TAXES	$ 1,091	$ 3,266	$ 1,153	$ (590)	$ (206)	$ (172)	2,038	2,504
Oil and gas properties							289	-
Discontinuance of operations in India							-	(940)
Income tax provision							(1,008)	(2,666)
							$ 1,319	**$ (1,102)**

DUNDEE BANCORP INC.

55TH FLOOR
40 KING STREET WEST
TORONTO, ONTARIO
M5H 4A9

FORM OF PROXY
CLASS A SUBORDINATE VOTING SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT AND DIRECTORS OF DUNDEE BANCORP INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 19, 2002 AT 4:00 P.M. (TORONTO TIME) IN THE BALLROOM OF THE FAIRMONT ROYAL YORK, 100 FRONT STREET WEST, TORONTO, ONTARIO.

The undersigned shareholder of the Corporation hereby nominates, constitutes and appoints Ned Goodman, the President and Chief Executive Officer of the Corporation, or failing him, Garth A.C. MacRae, the Vice Chairman of the Corporation, or, instead of any of the foregoing, ________________________________, as the nominee and proxy, with power of substitution, of the undersigned to attend, act for and on behalf of and to vote all of the class A subordinate voting shares of the Corporation registered in the name of the undersigned at the Meeting and at any adjournment thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1. [ ] **FOR** or [ ] **WITHHOLD FROM VOTING (OR, IF NOT SPECIFIED, VOTE FOR)** the election of the persons nominated as directors as listed in the Management Proxy Circular;

2. [ ] **FOR** or [ ] **WITHHOLD FROM VOTING (OR, IF NOT SPECIFIED, VOTE FOR)** the appointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and authorizing the directors of the Corporation to fix the remuneration of the auditor;

3. [ ] **FOR** or [ ] **VOTE AGAINST (OR, IF NOT SPECIFIED, VOTE FOR)** in respect of the adoption of the deferred share unit plan of the Corporation; and

4. to vote in his/her discretion with respect to amendments or variations to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof;

and hereby revoking any proxy previously given in respect of the Meeting.

To be effective, a proxy must be received by Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Tuesday, June 18, 2002 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment of the Meeting.

DATED this _________ day of ____________________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of class A subordinate voting shares represented by this Proxy

Notes:

1. This form of proxy must be signed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized.

2. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of the Corporation.

3. This form of proxy will be voted in accordance with the instructions given and, in the absence thereof, will be voted for each matter referred to above and will also be voted in the discretion of the person named herein with respect to amendments to or variations of all matters identified in the notice of the Meeting and any other matters which may properly come before the Meeting or any adjournment thereof. **A shareholder of the Corporation has the right to appoint a person, other than the persons whose names appear above, to represent him/her at the Meeting. Such right may be exercised by striking a line through such names and inserting the name of the person to be appointed in the blank space provided for that purpose.**

DUNDEE BANCORP INC.

55TH FLOOR
40 KING STREET WEST
TORONTO, ONTARIO
M5H 4A9

FORM OF PROXY
CLASS B COMMON SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT AND DIRECTORS OF DUNDEE BANCORP INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 19, 2002 AT 4:00 P.M. (TORONTO TIME) IN THE BALLROOM OF THE FAIRMONT ROYAL YORK, 100 FRONT STREET WEST, TORONTO, ONTARIO.

The undersigned shareholder of the Corporation hereby nominates, constitutes and appoints Ned Goodman, the President and Chief Executive Officer of the Corporation, or failing him, Garth A.C. MacRae, the Vice Chairman of the Corporation, or, instead of any of the foregoing, ________________________________, as the nominee and proxy, with power of substitution, of the undersigned to attend, act for and on behalf of and to vote all of the class B common shares of the Corporation registered in the name of the undersigned at the Meeting and at any adjournment thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1. [ ] **FOR** or [ ] **WITHHOLD FROM VOTING (OR, IF NOT SPECIFIED, VOTE FOR)** the election of the persons nominated as directors as listed in the Management Proxy Circular;

2. [ ] **FOR** or [ ] **WITHHOLD FROM VOTING (OR, IF NOT SPECIFIED, VOTE FOR)** the appointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and authorizing the directors of the Corporation to fix the remuneration of the auditor;

3. [ ] **FOR** or [ ] **VOTE AGAINST (OR, IF NOT SPECIFIED, VOTE FOR)** in respect of the adoption of the deferred share unit plan of the Corporation; and

4. to vote in his/her discretion with respect to amendments or variations to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof;

and hereby revoking any proxy previously given in respect of the Meeting.

To be effective, a proxy must be received by Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Tuesday, June 18, 2002 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment of the Meeting.

DATED this _________ day of ____________________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of class B common shares represented by this Proxy

Notes:

1. This form of proxy must be signed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized.

2. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of the Corporation.

3. This form of proxy will be voted in accordance with the instructions given and, in the absence thereof, will be voted for each matter referred to above and will also be voted in the discretion of the person named herein with respect to amendments to or variations of all matters identified in the notice of the Meeting and any other matters which may properly come before the Meeting or any adjournment thereof. **A shareholder of the Corporation has the right to appoint a person, other than the persons whose names appear above, to represent him/her at the Meeting. Such right may be exercised by striking a line through such names and inserting the name of the person to be appointed in the blank space provided for that purpose.**

DUNDEE BANCORP INC.

55TH FLOOR
40 KING STREET WEST
TORONTO, ONTARIO
M5H 4A9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of **DUNDEE BANCORP INC.** (the "Corporation") will be held in the Ballroom of The Fairmont Royal York, 100 Front Street West, Toronto, Ontario M5J 1E3 on Wednesday, June 19, 2002 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2001, together with the auditors' report thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint the auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor;

4. to consider and, if deemed advisable, to adopt a deferred share unit plan of the Corporation; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

DATED at Toronto, Ontario as of the 1st day of May, 2002.

By Order of the Board

Daniella D. Dimitrov
Vice President and Secretary

We ask that you promptly sign, date and return the enclosed proxy in the enclosed return envelope if it is not your intention to be present at the Meeting. All instruments appointing proxies to be used at the Meeting, or at any adjournment thereof, must be deposited with Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or via facsimile at (416) 263-9524 prior to 5:00 p.m. (Toronto time) on June 18, 2002. Instruments appointing proxies not so deposited may not be voted at the Meeting or any adjournment thereof.

DUNDEE BANCORP INC.

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management proxy circular ("Management Proxy Circular") is furnished in connection with the solicitation of proxies by the management and directors of DUNDEE BANCORP INC. (the "Corporation") to be used at the annual and special meeting of the shareholders of the Corporation (the "Meeting") to be held in the Ballroom of The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3 on Wednesday, June 19, 2002 at 4:00 p.m. (Toronto time) and at any adjournments thereof.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail and the directors, officers or employees of the Corporation may solicit proxies personally, by telephone or by telecopier. None of these individuals will receive extra compensation for such efforts. The Corporation has also engaged D.F. King & Co. Inc. to solicit proxies on behalf of management and the directors of the Corporation. A fee of US$5,000 and reasonable expenses incurred in soliciting proxies by D.F. King & Co. Inc. will be borne by the Corporation. The Corporation will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy material to beneficial owners of class A subordinate voting shares ("Subordinate Voting Shares") and class B common shares ("Common Shares") of the Corporation (the Subordinate Voting Shares and the Common Shares are, hereinafter, collectively referred to as the "Shares") and obtaining proxies therefrom.

No person is authorized to give any information or to make any representation other than those contained in this Management Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Management Proxy Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Management Proxy Circular.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE FORM OF PROXY ACCOMPANYING THIS MANAGEMENT PROXY CIRCULAR ARE DIRECTORS AND/OR SENIOR OFFICERS OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING AND AT ANY ADJOURNMENT THEREOF. SUCH RIGHT MAY BE EXERCISED BY EITHER STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY AND INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED FORM OF PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA IN TIME FOR USE AT THE MEETING IN THE MANNER SPECIFIED IN THE NOTICE OF THE MEETING WHICH ACCOMPANIES THIS MANAGEMENT PROXY CIRCULAR.

Any shareholder of the Corporation who executes and returns a form of proxy may revoke it at any time prior to use by: (i) depositing an instrument in writing or transmitting an instrument by telephone or electronic means executed in writing or by electronic signature by such shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, either at the registered office of the Corporation or with Computershare Trust Company of Canada at any time up to and including the last business day preceding the Meeting or any adjournment thereof; (ii) depositing such instrument in writing with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

In order to be voted at the Meeting or any adjournment thereof, proxies must be received by Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or via facsimile at (416) 263-9524 no later than 5:00 p.m. (Toronto time) on Tuesday, June 18, 2002 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of adjournment.

EXERCISE OF DISCRETION BY PROXIES

All properly executed forms of proxy, not previously revoked, will be voted or withheld from voting on any ballot taken at the Meeting in accordance with the instructions contained therein. FORMS OF PROXY CONTAINING NO INSTRUCTIONS REGARDING THE MATTERS SPECIFIED THEREIN WILL BE VOTED IN FAVOUR OF SUCH MATTERS. IN THE EVENT, NOT PRESENTLY ANTICIPATED, THAT ANY OTHER MATTER IS PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF AND IS SUBMITTED TO A VOTE, THE FORM OF PROXY MAY BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED THEREIN. THE FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY IN RESPECT OF AMENDMENTS TO, OR VARIATIONS IN, ALL MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NON-REGISTERED SHAREHOLDERS

Non-registered shareholders of the Corporation who hold Shares in the name of an intermediary (such as a securities broker, trust company or other financial institution) should follow the directions of their intermediaries with respect to the procedures to be followed for voting their Shares. If a non-registered shareholder of the Corporation who has voted his or her Shares by following the directions of the intermediary wishes to revoke his or her vote, such shareholder must contact his or her intermediary to determine the procedure to be followed.

The Corporation does not have access to the names and shareholdings of its non-registered shareholders. Therefore, if a non-registered shareholder of the Corporation wishes to attend the Meeting and vote in person at the Meeting, he or she should insert his or her own name in the space provided on the form of proxy or request for voting instructions sent to the non-registered shareholder by the intermediary and then follow the signing and return instructions provided by the intermediary. As the non-registered shareholder will be attending the Meeting in person, he or she should not otherwise complete the form of proxy or request for voting instructions sent by the intermediary.

DOCUMENTS AVAILABLE UPON REQUEST

A copy of the following documents will be made available to any person upon request to the Secretary of the Corporation: (a) the most recent annual information form of the Corporation, together with any documents incorporated by reference therein; (b) the most recent annual report of the Corporation; (c) any interim financial statements of the Corporation prepared subsequent to December 31, 2001; and (d) the management proxy circular of the Corporation in respect of the most recent annual meeting of the shareholders of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

RECORD DATE

The directors of the Corporation have fixed May 1, 2002 as the record date for the determination of shareholders of the Corporation entitled to receive notice of the Meeting. Only shareholders of the Corporation of record at the close of business on such record date will be entitled to vote at the Meeting, and at all adjournments thereof, except to the extent that a shareholder has transferred any Shares after the record date and the transferee of those Shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that such transferee owns the Shares and requests not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders of the Corporation entitled to vote at the Meeting, in which case the transferee is entitled to vote at the Meeting and at all adjournments thereof.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of May 1, 2002, there were issued and outstanding 24,332,174 Subordinate Voting Shares and 1,050,705 Common Shares. Each Subordinate Voting Share has the right to one vote and each Common Share has the right to 100 votes on each matter to be voted on at the Meeting. Except as otherwise noted in this Management Proxy Circular, a simple majority of votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of the matter submitted to a vote.

Ned Goodman, the President and Chief Executive Officer of the Corporation, owns in the aggregate, directly and indirectly, 878,562 Common Shares, which includes 166,935 Common Shares under options, and 1,205,918 Subordinate Voting Shares, which includes 334,000 Subordinate Voting Shares under options. These holdings represent 83.6% of the Common Shares and 4.9% of the Subordinate Voting Shares and collectively a 68.7% voting interest.

Jodamada Corporation, a private company, owned by the adult children of Ned Goodman, owns 2,983,503 Subordinate Voting Shares and 140,299 Common Shares, representing 12.1% and 13.4% of each class, respectively, and collectively a 13.1% voting interest.

AIC Limited has reported that, through managed accounts, it holds, in aggregate, 4,951,800 Subordinate Voting Shares representing 20.4% of the class and a 3.8% voting interest.

Private Capital Management, LP has reported that, through managed accounts, it holds, in aggregate, 5,571,300 Subordinate Voting Shares representing 22.9% of the class and a 4.3% voting interest.

Other than as set out above, to the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation.

The share provisions of the Corporation provide "coat-tail" protection to the holders of Subordinate Voting Shares. In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer, and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer. The right of conversion into Common Shares will not come into effect if an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares. All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares immediately after the Common Shares are taken up and purchased under the offer or immediately after the Subordinate Voting Shares are released to the holder thereof.

Subordinate Voting Shares will be automatically converted into Common Shares in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror (other than certain exempt persons) acquiring shares of the Corporation such that the offeror holds voting shares of the Corporation having attached thereto 50% or more of the votes attached to all of the then outstanding voting shares of the Corporation.

NORMAL COURSE ISSUER BID

On March 27, 2002, the Corporation filed with The Toronto Stock Exchange (the "TSX"), and the TSX has accepted, a notice of intention to make a normal course issuer bid to purchase for cancellation up to 1,215,836 Subordinate Voting Shares, representing approximately 5% of the then issued and outstanding Subordinate Voting Shares. Purchases of Subordinate Voting Shares under the normal course issuer bid were permitted to commence on April 1, 2002 and will terminate no later than March 31, 2003. Any Subordinate Voting Shares so purchased will be purchased through the facilities of the TSX and the price paid will be the market price at the time of purchase. Purchases will be made at such times as the Corporation believes that the market price of the Subordinate Voting Shares does not reflect their underlying value. As of May 1, 2002, no Subordinate Voting Shares have been purchased under the current normal course issuer bid. The Corporation purchased 1,387,357 of the 1,545,910 Subordinate Voting Shares it was permitted to purchase by the TSX under its previous normal course issuer bid which expired on March 26, 2002.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2001, 2000 and 1999 (to the extent required by the Regulation) in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer, the other four most highly compensated executive officers of the Corporation and those individuals for whom disclosure would have been provided but for the fact that the individuals were not serving as officers of the Corporation at December 31, 2001 (collectively the "Named Executive Officers"). The Corporation owns an approximate 84.4% equity interest in Dundee Wealth Management Inc. ("Dundee Wealth") and certain of the Named Executive Officers also provide services to Dundee Wealth and certain of its subsidiaries. The following disclosure includes compensation paid to certain of the Named Executive Officers by Dundee Wealth and certain of its subsidiaries where indicated. For details with respect to all of the compensation paid to such Named Executive Officers in respect of services provided to Dundee Wealth, please see the management proxy circular of Dundee Wealth.

Summary Table Consolidating Compensation for Dundee Bancorp and Dundee Wealth

		Annual Compensation						
Name and Principal Position at December 31, 2001	Year	Salary Allocated to Dundee Bancorp ($) (1)	Salary Allocated to Dundee Wealth ($) (1)	Bonus Allocated to Dundee Bancorp ($) (1)	Bonus Allocated to Dundee Wealth ($) (1)	Other Annual Compen-sation ($) (2)	Securities Under Options Granted (#) (3)	All Other Compen-sation ($) (5)
Ned Goodman President and Chief Executive Officer, Dundee Bancorp Inc., Chairman, President and Chief Executive Officer, Dundee Wealth Management Inc., Chairman, Dynamic Mutual Funds Ltd.	2001	250,000 (1)	250,000 (1)	0	0	0 (2)	0	3,375
	2000	250,000 (1)	250,000 (1)	0	0	0	85,000 (4)	6,750
	1999	250,000 (1)	250,000 (1)	100,000 (1)	0	0	80,000	426,000
Garth A.C. MacRae Vice Chairman Dundee Bancorp Inc.	2001	300,000	0	0	0	15,421 (2)	0	31,109
	2000	300,000	0	0	0	12,723 (2)	40,000	6,750
	1999	300,000	0	100,000	0	0	60,000	23,000
Donald K. Charter Chairman and Chief Executive Officer, Dundee Securities Corporation, Chairman, Dundee Private Investors Inc. and Dundee Insurance Agency Ltd., Executive Vice President, Dundee Wealth Management Inc. and Dundee Bancorp Inc.	2001	100,000 (1)	300,000 (1)	0	0	26,424 (2)	0 (4)	7,222 (6)
	2000	120,000 (1)	280,000 (1)	128,652 (1)	300,188 (1)	24,269 (2)	40,000 (4)	6,750
	1999	150,000 (1)	150,000 (1)	1,600,000 (1)	0	10,000 (2)	60,000	205,000
Jonathan Goodman President and Chief Executive Officer, Dundee Resources Limited, Executive Vice President, Dundee Bancorp Inc. and Dundee Wealth Management Inc.	2001	30,000 (1)	270,000 (1)	0 (1)	0 (1)	0 (2)	0	675
	2000	0 (1)	300,000 (1)	0 (1)	214,420 (1)	0	40,000 (4)	6,750
	1999	150,000 (1)	150,000 (1)	100,000 (1)	3,000 (1)	0	60,000	399,000
Joanne Ferstman (7) Vice President and Chief Financial Officer, Dundee Bancorp Inc.	2001	298,000	0	0	0	9,544 (2)	50,000	24,163
	2000	162,500 (1)	87,500 (1)	45,000 (1)	5,000 (1)	3,181 (2)	50,000 (4)	0
	1999	-	-	-	-	-	-	-

(1) For the financial years ended December 31, 2001, 2000 and 1999, denotes salary or bonus, as applicable, paid to each such Named Executive Officer for his or her services both as an executive officer of the Corporation and with respect to his or her functions with Dundee Wealth, a subsidiary of the Corporation. With respect to the year ended December 31, 2001, in respect of Mr. Jonathan Goodman, Dundee Wealth has agreed to issue to him 50,000 common shares of Dundee Wealth.

(2) Where no figures have been provided, the only other annual compensation were taxable benefits which did not exceed minimum threshold disclosure levels. In respect of Messrs. MacRae and Charter and Ms. Ferstman, the figure provided represents an imputed interest benefit on employee loans from the Corporation. See "Indebtedness of Directors, Executive Officers and Senior Officers". In addition, Dundee Wealth issued 6,060 common shares with a value of $26,664 to Mr. Ned Goodman, 3,636 common shares with a value of $15,998 to each of Messrs. MacRae, Charter and Jonathan Goodman and 3,030 common shares with a value of $13,332 to Ms. Ferstman in connection with their participation in the share purchase plans of Dundee Wealth in respect of the year ended December 31, 2000.

(3) Options granted under the Corporation's share incentive plan. See "Share Incentive Plan" below.

(4) In the year ended December 31, 2001, Dundee Wealth has agreed to issue 250,000 common shares of Dundee Wealth to Mr. Charter, with one-half thereof being issuable on each of January 1, 2003 and January 1, 2004. See also "Employment Arrangements". In the year ended December 31, 2000, each of Messrs. Ned Goodman, Don Charter, Jonathan Goodman and Ms. Ferstman were also granted options to purchase 200,000, 250,000, 250,000 and 50,000 common shares of Dundee Wealth, respectively. The management proxy circular of Dundee Wealth discloses the details of such option grants.

(5) The amount for the years ended December 31, 2001 and 2000, represents a contribution by the Corporation to a registered retirement savings plan specified by the Named Executive Officer pursuant to a group retirement savings plan in which certain employees of the Corporation and of certain subsidiaries thereof are eligible to participate. The amount for the year ended December 31, 2001, also represents the matching contribution by the Corporation or a subsidiary thereof on behalf of the Named Executive Officer to the Share Purchase Plan of the Corporation or of Dundee Wealth. The amount for the year ended December 31, 1999, also represents the matching contributions made by the Corporation on behalf of certain Named Executive Officers under the employee share purchase plan comprising part of the Corporation's share incentive plan (see "Share Incentive Plan - Share Purchase Plan" below) and, for those Named Executive Officers who were participants, their interest in a "phantom" equity profit participation plan of a subsidiary of Dundee Wealth. Through the plan, certain executive officers and key employees of the Corporation participated in the profits of Goodman & Company, Investment Counsel, a division of a subsidiary of Dundee Wealth, and upon termination had the right to receive a payment reflective of the value of such equity-like participation. Effective December 31, 1999, it was in Dundee Wealth's interest to terminate this plan. In connection with the termination of their interests therein and in addition to the amounts shown in the table, each of Messrs. Ned Goodman and Jonathan Goodman received a payment in the amount of $2,092,000.

(6) In connection with entering into an employment arrangement with the Corporation, Mr. Charter was issued 27,000 Subordinate Voting Shares with a value of $455,760. See "Employment Arrangements".

(7) Mr. Benzinger was an Executive Vice President and the Chief Financial Officer of the Corporation and Dundee Wealth until May 10, 2001. Ms. Ferstman commenced employment with the Corporation on January 1, 2000 and was appointed the Chief Financial Officer of the Corporation on May 10, 2001. In addition, Ms. Ferstman was also appointed a Vice President and the Chief Financial Officer of Dundee Wealth on March 26, 2002.

Employment Arrangements

Mr. Don Charter joined the Corporation in January 1996 as an Executive Vice-President. He has had many duties within the Corporation and its subsidiaries and has performed in an exemplary manner. Since 2000, the Corporation and Mr. Charter have had discussions regarding his employment leading to, in 2001, the Corporation and Mr. Charter entering into an agreement with respect to his positions within the Corporation and its subsidiaries. In partial connection with this agreement, Mr. Charter was issued 27,000 Subordinate Voting Shares.

Pursuant to this agreement, Mr. Charter is paid an annual base salary of $400,000 reviewed annually and is entitled to discretionary bonuses. In the event of an involuntary termination of Mr. Charter's employment for any reason or if there is a change of control or direction of the Corporation, he will be entitled to a payment of two years' income with a minimum payment of $1,500,000. Mr. Charter's outstanding options to purchase Subordinate Voting Shares and common shares of Dundee Wealth will vest immediately and will remain outstanding for a period of three years following termination under any circumstances, subject to regulatory approval. Likewise, all of his bonus shares arrangements in the Corporation and Dundee Wealth will vest immediately.

In addition, in April 2001, Mr. Charter was granted an option to acquire from the Corporation 250,000 common shares of Dundee Realty Corporation at an exercise price of $12.40 per share and 1,000,000 common shares of Eurogas Corporation at an exercise price of $0.40 per share for a period of ten years. The Corporation, at its discretion, may satisfy Mr. Charter's future value of these optioned shares in a number of ways including the issue to Mr. Charter of Subordinated Voting Shares. Mr. Charter has certain obligations to the Corporation with respect to the voting rights of these optioned shares if, and when exercised, the Corporation chooses to transfer such shares to Mr. Charter.

Share Incentive Plan

The share incentive plan of the Corporation (the "Share Incentive Plan") is designed to advance the interests of the Corporation by encouraging employees and directors of the Corporation and affiliates thereof, which may be designated from time to time under the Share Incentive Plan, to hold equity in the Corporation through the acquisition of Subordinate Voting Shares. The Share Incentive Plan consists of a share purchase plan, a share bonus plan and a share option plan.

The maximum number of Subordinate Voting Shares issuable to insiders pursuant to the Share Incentive Plan and any other share compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Subordinate Voting Shares then outstanding. The maximum number of Subordinate Voting Shares issuable to any one insider and such insider's associates pursuant to the Share Incentive Plan and any other share compensation arrangements, within a one-year period, shall not exceed 5% of the total number of Subordinate Voting Shares then outstanding.

Share Purchase Plan

The share purchase plan comprising part of the Share Incentive Plan (the "Share Purchase Plan") permits eligible participants who elect to participate in the Share Purchase Plan to contribute to the Share Purchase Plan up to 10% of the basic annual salary of the participant. The Corporation will issue from treasury and release to the participant, at the end of each calendar quarter, Subordinate Voting Shares having a value equal to the amount contributed to the Share Purchase Plan by the participant based on the Market Price (as hereinafter defined) of the Subordinate Voting Shares. The Corporation will match each participant's contribution throughout the calendar year and pay such contributions into a trust set up specifically for the Share Purchase Plan. The trustee will purchase Subordinate Voting Shares on the open market throughout the calendar year and will allocate and distribute such Subordinate Voting Shares to the participants at the end of the calendar year in accordance with the terms of the Share Incentive Plan. The Market Price is the simple average of the closing prices of the Subordinate Voting Shares on the TSX for the five prior consecutive trading days ending three trading days immediately prior to the date the Subordinate Voting Shares are issued or distributed, as the case may be, to a participant.

An aggregate of 7,715 Subordinate Voting Shares were issued by the Corporation under the Share Purchase Plan during the year ended December 31, 2001. As of May 1, 2002, a maximum of 660,000 Subordinate Voting Shares may be issued and an aggregate of 347,306 Subordinate Voting Shares remain available for issue under the Share Purchase Plan.

Share Bonus Plan

The share bonus plan comprising part of the Share Incentive Plan (the "Share Bonus Plan") permits Subordinate Voting Shares to be issued as a discretionary bonus to eligible employees and directors of the Corporation and designated affiliates thereof.

During the financial year ended December 31, 2001, the Corporation issued an aggregate of 27,000 Subordinate Voting Shares to an employee of the Corporation pursuant to the Share Bonus Plan. At May 1, 2002, a maximum of 500,000 Subordinate Voting Shares may be issued and an aggregate of 433,000 Subordinate Voting Shares remain available for issue under the Share Bonus Plan. In addition, the directors of the Corporation have approved the issue of an aggregate of 5,000 Subordinate Voting Shares to certain employees of the Corporation beginning on January 1, 2003 and ending on January 1, 2004 conditional on such employees remaining employees of the Corporation until the specified dates of issue.

Share Option Plan

Under the share option plan comprising part of the Share Incentive Plan (the "Share Option Plan"), options ("Options") to purchase Subordinate Voting Shares may be granted to eligible employees and directors (the "Optionees") of the Corporation and designated affiliates thereof. The exercise price per Subordinate Voting Share may not be less than the closing price of the Subordinate Voting Shares on the TSX on the last trading day immediately preceding the day the Option is granted. Each Option is for a term of ten years and becomes exercisable as to 33 1/3% of the Subordinate Voting Shares subject to it, on a cumulative basis, at the end of each of the first, second and third years following the date of grant. If there is a take-over bid or issuer bid (within the meaning of the *Securities Act* (Ontario)) or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, all Options outstanding may be permitted by the directors of the Corporation, in accordance with the Share Incentive Plan, to become immediately exercisable in order to permit Subordinate Voting Shares or Common Shares, as the case may be, issuable under such Options to be tendered to such take-over bid or issuer bid.

The Share Option Plan also provides for share appreciation rights ("SARs"). At the option of the Corporation, the Corporation may elect to allow an Optionee to, rather than exercise any Option which such Optionee is entitled to exercise under the Share Option Plan, terminate such Option, in whole or in part, and, in lieu of receiving Subordinate Voting Shares to which the terminated Option relates, (a) receive that number of Subordinate Voting Shares, disregarding fractions, which, when multiplied by the fair value of the Subordinate Voting Shares (which shall be the weighted average price for the Subordinate Voting Shares on the TSX for the five trading days immediately preceding the date of termination of such Option) to which the terminated Option relates, has a total value equal to the product of the number of such Subordinate Voting Shares multiplied by the difference between the fair value and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes; or (b) receive cash equal to the product of the number of Subordinate Voting Shares to which the Option so terminated relates multiplied by the difference between the fair value and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes.

The maximum number of Subordinate Voting Shares which may be reserved for issuance to insiders at any time upon the exercise of Options is limited to 10% of the total number of Subordinate Voting Shares then outstanding. The maximum number of Subordinate Voting Shares reserved for issuance to any one person upon the exercise of Options is limited to 5% of the total number of Subordinate Voting Shares then outstanding.

As of May 1, 2002, a maximum of 4,000,000 Subordinate Voting Shares may be issued under the Share Option Plan, of which 778,162 Subordinate Voting Shares have been issued on the exercise of Options, Options to purchase an aggregate of 2,581,671 Subordinate Voting Shares are currently outstanding and an aggregate of 640,167 Subordinate Voting Shares remain available for the grant of Options under the Share Option Plan.

The following table sets forth Options granted under the Share Option Plan during the financial year ended December 31, 2001 to each of the Named Executive Officers:

Option Grants to Named Executive Officers in Last Financial Year

Name	Securities Under Options Granted [1]	Percentage of Total Options Granted to Employees in Financial Year [2]	Exercise Price [3] ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiry Date
Ned Goodman	Nil	Nil	N/A	N/A	N/A
Garth A.C. MacRae	Nil	Nil	N/A	N/A	N/A
Donald K. Charter	Nil	Nil	N/A	N/A	N/A
Jonathan Goodman	Nil	Nil	N/A	N/A	N/A
Joanne Ferstman	50,000	40%	$13.15	$13.25	Nov 21, 2011

(1) All Options are for the purchase of Subordinate Voting Shares and are for a term of ten years. The Options become exercisable as to 33 1/3% of the Subordinate Voting Shares subject to such Option on each of the first, second and third anniversaries of the date of grant.

(2) Based on an aggregate grant of Options to purchase 125,000 Subordinate Voting Shares during the financial year ended December 31, 2001.

(3) The exercise price of the Option is determined by the directors of the Corporation and is not less than the closing price of the Subordinate Voting Shares on the TSX on the last trading day immediately preceding the effective date of the grant of such Option.

The following table sets forth details of all exercises of Options during the financial year ended December 31, 2001 by each of the Named Executive Officers and the value as of December 31, 2001 of unexercised Options held by the Named Executive Officers on an aggregate basis:

Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (2) Exercisable/ Unexercisable
Ned Goodman	0	0	475,667 / 83,333 (1)	3,053,125 / 0
Garth A.C. MacRae	0	0	243,333 / 46,667	1,565,000 / 0
Donald K. Charter	0	0	188,333 / 46,667	156,875 / 0
Jonathan Goodman	0	0	198,333 / 46,667	306,250 / 0
Joanne Ferstman	0	0	16,667 / 83,333	0 / 42,500

(1) In addition to the Options granted pursuant to the Share Incentive Plan, Mr. Goodman was granted an option to purchase 166,935 Common Shares at a price of $31.50 until June 8, 2007 in connection with the Executive Benefit Plan of the Corporation. See "Dundee Bancorp Executive Benefit Plan".

(2) The value of unexercised in-the-money Options is calculated using the closing price of the Subordinate Voting Shares on the TSX on December 31, 2001 of $14.00, less the exercise price of in-the-money Options.

No Options were exercised by the Named Executive Officers during the financial year ended December 31, 2001.

Dundee Bancorp Executive Benefit Plan

The Corporation has an Executive Benefit Plan in which certain executive officers are eligible to participate. The Executive Benefit Plan is funded by the Corporation and uses contributions made by the Corporation to purchase previously issued Shares. The Executive Benefit Plan is administered by the compensation committee of the directors of the Corporation, which determines the timing and terms of any awards granted to participants under the Executive Benefit Plan. An option to purchase 166,935 Common Shares at a price of $31.50 until June 8, 2007 has been granted pursuant to the Executive Benefit Plan.

Composition of the Compensation Committee

The members of the compensation committee of the directors of the Corporation (the "Compensation Committee") are Harold (Sonny) Gordon, Normand Beauchamp, Garth MacRae and Harry Steele. Mr. Ned Goodman was also a member of the Compensation Committee until June 21, 2001. Mr. Gordon has been the Chairman of the Corporation since November 15, 2001 and Mr. MacRae has been the Vice Chairman of the Corporation since June 11, 1993. Mr. Goodman has been the Chief Executive Officer of the Corporation since October 29, 1991 and the President of the Corporation since June 11, 1993 and was also the Chairman of the Corporation until November 15, 2001. No other member of the Compensation Committee was an officer or employee of the Corporation or any of its subsidiaries during the financial year ended December 31, 2001, or formerly an officer or employee of the Corporation or any of its subsidiaries. Mr. MacRae is also a member of the compensation committee of the directors of Dundee Wealth.

The Corporation's executive compensation program is administered by the Compensation Committee. The Compensation Committee has, as part of its mandate, primary responsibility for determining compensation arrangements, including salary, bonus and incentive arrangements of certain officers of the Corporation. The Compensation Committee also evaluates the performance of the Corporation's executive officers and reviews the design and competitiveness of the Corporation's incentive plans. In addition, the Compensation Committee reviews the adequacy of the compensation of the directors of the Corporation, including the Chairman of each of the committees of the directors of the Corporation, to ensure that their compensation realistically reflects the responsibilities and risks involved in being an effective director of the Corporation.

Compensation Committee Report on Executive Compensation

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Compensation for the Named Executive Officers, as well as for other senior executive officers and key employees, consists of a combination of base salary, annual incentive cash compensation and long-term equity based incentive compensation. Together, these components of the executive compensation program form a comprehensive strategy for achieving the following objectives with respect to the Corporation's executive officers, including the Named Executive Officers: (i) to attract and retain highly qualified management; (ii) to motivate performance by linking incentive compensation to the achievement of business objectives, financial performance and individual performance; (iii) to link the interests of senior management and executives with those of the shareholders of the Corporation; and (iv) to encourage retention of key resources for the succession of management of the Corporation.

Base Salary

The Compensation Committee determines the base salaries and annual incentive compensation of the executive officers of the Corporation taking into consideration the recommendation of the President and Chief Executive Officer of the Corporation, the position and responsibilities of the executive officers, the past, current and potential contribution to the success of the Corporation by the executive officers and competitive industry pay practices for comparable positions at similar corporations within similar industries and of a comparable size, thereby enabling the Corporation to compete for and retain executives critical to the Corporation's long term success.

Annual Incentive Cash Compensation

Incentive compensation is directly tied to corporate and individual performance. The Chief Executive Officer of the Corporation presents recommendations to the Compensation Committee with respect to the eligible executive officers. The Compensation Committee then determines the annual incentive cash compensation for executive officers of the Corporation and reports the amounts to the directors of the Corporation.

Long Term Compensation

Share ownership opportunities, provided through the Share Incentive Plan, align the interests of executive officers with the longer term interests of the shareholders of the Corporation. Each of the components of the Share Incentive Plan is designed to give individuals an interest in preserving and maximizing shareholder value in the long term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

In determining the number of Subordinate Voting Shares subject to Option granted under the Share Option Plan, the Compensation Committee gives consideration to, among other things, the individual's former, current and potential contribution to the success of the Corporation, the relative position of the individual, the years of service of the individual and the exercise price and the aggregate number of Options that would be held by the individual after the grant under consideration is made. Executive officers are eligible to participate in the Share Incentive Plan on the same basis as all other employees of the Corporation. See "Share Incentive Plan" for a description of the Share Incentive Plan and details with respect to the Options outstanding including Options granted to the Named Executive Officers.

Compensation of Chief Executive Officer

The components of the total compensation of Mr. Ned Goodman, the Chief Executive Officer of the Corporation, and the manner in which they are reviewed and evaluated by the Compensation Committee are similar to those for other executive officers of the Corporation. Mr. Goodman receives a base salary and annual incentive compensation, if any, based on the performance of the Corporation and individual performance. Mr. Goodman is also the Chief Executive Officer of Dundee Wealth, a subsidiary of the Corporation. Mr. Goodman's total base salary for the financial year ended December 31, 2001 was $500,000 of which $250,000 was paid by the

Corporation and $250,000 was paid by Dundee Wealth. The review of Mr. Goodman's performance includes strategy, management development and financial performance of the Corporation. Mr. Goodman chose not to receive an incentive bonus for the financial year ended December 31, 2001.

The foregoing report as at March 13, 2002 was submitted by the Compensation Committee, which is comprised of Harold (Sonny) Gordon, Normand Beauchamp, Garth MacRae and Harry R. Steele.

Indebtedness of Directors, Executive Officers and Senior Officers

The aggregate indebtedness, excluding routine indebtedness (as defined in the Regulation), outstanding to the Corporation or any of its subsidiaries by all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries as of April 1, 2002 was (i) $1,426,103 entered into in connection with the purchase of securities of the Corporation or any of its subsidiaries, and (ii) $4,357,329 otherwise owed to the Corporation or any of its subsidiaries. The following table sets forth details of the aggregate indebtedness in the amount of $1,215,653 which was incurred in connection with purchases of securities of the Corporation or any of its subsidiaries outstanding to the Corporation and its subsidiaries, by each person who was, at April 1, 2002 or at any time during the financial year ended December 31, 2001, a director, executive officer, senior officer, proposed nominee for election as a director of the Corporation and each associate of any such director, officer or proposed nominee, during the year ended December 31, 2001 and at April 1, 2002:

Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs

Name, Principal Position and Municipality of Residence [1]	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During the Year ($)	Amount Outstanding as at April 1, 2002 ($)	Financially Assisted Securities Purchases During the Year (#)	Security for Indebtedness
Donald K. Charter Toronto, Ontario	Loan from the Corporation	$200,200 [3] $280,600 [4]	$200,200 $280,600	- 20,000	14,300 [2] 20,000 [2]
Garth MacRae Toronto, Ontario	Loan from the Corporation	$280,600 [4]	$280,600	20,000	20,000 [2]
Joanne Ferstman Toronto, Ontario	Loan from the Corporation	$103,503 [4]	$103,503	-	3,802 [2]
	Loan from the Corporation	$ 70,150 [4]	$70,150	5,000	5,000 [2]
Ray Benzinger Mississauga, Ontario	Loan from the Corporation	$280,600 [4]	$280,600	20,000	20,000 [2]

(1) The principal positions of Messrs. Charter, MacRae and Ms. Ferstman are set forth in the "Summary Compensation Table" above. Mr. Benzinger was an Executive Vice President and the Chief Financial Officer of the Corporation until May 10, 2001.

(2) Securities pledged as security for the indebtedness are Subordinate Voting Shares. As additional security for the $103,503 loan to Ms. Ferstman, Ms. Ferstman has also pledged 5,704 common shares and 5,704 warrants of Dundee Wealth.

(3) In connection with the employment of Mr. Charter as an Executive Vice President of the Corporation, the Corporation agreed to provide Mr. Charter with a loan in the amount of $200,200 to purchase 14,300 Subordinate Voting Shares at $14.00 per share. The loan is non-interest bearing, secured by a pledge of the 14,300 Subordinate Voting Shares acquired and is repayable out of the proceeds of the sale of the 14,300 Subordinate Voting Shares. If, after default, all or a portion of the loan is forgiven or settled for an amount that is less than the amount of the loan, the Corporation is required to pay to Mr. Charter an amount equal, on an after-tax basis, to any taxes payable by Mr. Charter in respect of such forgiveness or settlement.

(4) In connection with these loans, the Corporation and each of the borrowers have entered into a promissory note and a share pledge agreement each dated March 31, 2000 (December 9, 1999 in respect of the $103,503 loan to Ms. Ferstman). Each of the loans is non-interest bearing until default, at which time the entire principal amount becomes due and payable and bears interest at a rate equal to the prime rate of interest charged by a Canadian chartered bank. The loans must be repaid within five business days after March 31, 2010 (December 9, 2009 in respect of the $103,503 loan to Ms. Ferstman), provided that earlier repayment may be required by the resignation or termination of the employment of the borrower with the Corporation or an affiliate thereof. The Corporation may extend the repayment date. Each of the borrowers used the proceeds of their respective loan to purchase the number of Subordinate Voting Shares set forth above and has pledged such Subordinate Voting Shares as security for the loan (other than in respect of the $103,503 loan to Ms. Ferstman). Each of the borrowers is permitted to dispose of securities pledged as security for the loan in certain circumstances and upon the repayment of all or a portion of the loan. If, after default or in certain other circumstances, the after-tax

sale proceeds of the pledged securities are insufficient to permit full repayment of the loan, the Corporation is required to pay to the borrower an amount equal, on an after-tax basis, to the unpaid balance of the loan and the borrower is required to repay that balance. Each of the borrowers is entitled to set off any amount owing to the Corporation against any amounts which the borrower may be owed by the Corporation. The sole recourse of the Corporation in respect of each of the loans is to the securities pledged as security for such loan.

COMPENSATION OF DIRECTORS

The Corporation pays directors' fees of $15,000 per annum plus $1,000 per meeting of the directors or a committee thereof attended by each of its directors. The Chairman of the board of directors and the chairman of each committee of the directors of the Corporation receive an additional $2,000 per annum. During the financial year ended December 31, 2001, the Corporation paid an aggregate of $209,550 in directors' fees to the directors of the Corporation. The directors' fees are reviewed periodically and may be changed from time to time. All directors of the Corporation are reimbursed for their expenses and travel incurred in connection with attending directors' meetings. All of the directors are eligible to participate in certain components of the Share Incentive Plan. No Options were granted to directors of the Corporation during the financial year ended December 31, 2001.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Subordinate Voting Shares ("SUB VTG") and Common Shares ("COMMON"), for the last ten financial years, with the cumulative total return of the TSE 300 Total Return Index ("TSE 300"), assuming an investment of $100 on December 31, 1996 and assuming dividend reinvestment. The Corporation has not paid dividends on the Subordinate Voting Shares or the Common Shares since 1991. The Corporation has, however, since 1993 purchased for cancellation an aggregate of 10,433,600 Subordinate Voting Shares and Common Shares at an average price of $13.71 per Share.



$200.00
$150.00
$100.00
$50.00
$-
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
SUB VTG
COMMON
TSE 300

The Common Shares were delisted from the TSX on January 31, 2000.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Management Proxy Circular or previously disclosed in an information circular of the Corporation, the only transaction entered into since January 1, 2001 or proposed to be entered into by the Corporation involving an insider, officer or director of the Corporation, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such persons or companies which has materially affected or would materially affect the Corporation or any subsidiary of the foregoing is the following:

1. The Corporation has provided Dundee Wealth and its subsidiaries with a $25 million revolving unsecured credit facility. Interest on amounts advanced under the credit facility is generally charged at a Canadian chartered bank's prime lending rate and the credit facility is otherwise on usual commercial terms. As at December 31, 2001, amounts advanced pursuant to the credit facility totalled $12,587,000 including a total of $7,000,000 which was advanced to subsidiaries of Dundee Wealth on a subordinated basis. Special terms of the subordinated loans provide for interest at a Canadian chartered bank's prime lending rate plus 2% per annum, and for the subordination, by the Corporation, to the claims of clients and general creditors of Dundee Wealth's subsidiaries. During the financial year ended December 31, 2001, Dundee Wealth and its subsidiaries paid to the Corporation interest of $668,000 pursuant to the terms of the credit facility, including interest pursuant to the subordinated agreements.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The following table provides the name of each person nominated by management of the Corporation for election as a director of the Corporation, their municipality of residence, all positions and offices with the Corporation now held by such person, each such person's principal occupation, the year in which the person first became a director of the Corporation and the number of voting securities of the Corporation which are beneficially owned by each such person, directly or indirectly, or over which each such person exercises control or direction as of May 1, 2002:

Name	Positions Held	Principal Occupation	Year Became Director	Number and Class (1) of Shares Owned	
Normand Beauchamp (4) (5) Montreal, Quebec	Director	Advisor, Astral Media Inc., communication company	1991	Subordinate Common	10,000 0
Paul A. Carroll Toronto, Ontario	Director	Counsel to Gowling Lafleur Henderson LLP, law firm	1991	Subordinate Common	33,400 0
Jonathan Goodman (2) Toronto, Ontario	Director	President and Chief Executive Officer, Dundee Resources Limited, resource holding company	1996	Subordinate Common	9,693 0
Ned Goodman (6) Innisfil, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer, Dundee Bancorp Inc., Chairman, President and Chief Executive Officer, Dundee Wealth Management Inc.; Chairman, Dynamic Mutual Funds Ltd., investment management company	1991	Subordinate Common	871,918 711,627
Harold P. Gordon, Q.C. (4) Sunny Isles, Florida	Chairman and Director	Chairman, Dundee Bancorp Inc.	2000	Subordinate Common	2,800 0
Dr. Frederick H. Lowy (5) Ottawa, Ontario	Director	Rector and Vice Chancellor, Concordia University	1999	Subordinate Common	600 0
Garth A.C. MacRae (3) (4) (5) Toronto, Ontario	Vice Chairman and Director	Vice Chairman, Dundee Bancorp Inc.	1991	Subordinate Common	174,476 291
Robert McLeish (3) Toronto, Ontario	Director	Consultant	2002	Subordinate Common	0 0

Name	Positions Held	Principal Occupation	Year Became Director	Number and Class (1) of Shares Owned	
K. Barry Sparks (3) Toronto, Ontario	Director	Chairman, Hawk Capital Corporation, corporate advisory and management company and President, Torvan Capital Group Inc., corporate advisory and management company	1993	Subordinate Common	10,000 0
Harry R. Steele (4) Dartmouth, Nova Scotia	Director	Chairman and Chief Executive Officer, Newfoundland Capital Corporation Limited, holding company	1991	Subordinate Common	10,000 0

(1) Information with respect to the class and number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been provided by the respective nominees.

(2) Director and a principal shareholder of Jodamada Corporation. See "Voting Securities and Principal Holders Thereof".

(3) Member of Audit Committee.

(4) Member of Compensation Committee.

(5) Member of Corporate Governance Committee.

(6) See "Voting Securities and Principal Holders Thereof".

The Corporation does not have an executive committee of the directors of the Corporation.

During the past five years, all of the individuals noted above have held their present principal occupation, or other executive offices with the same company or its predecessors or affiliates, except for: Mr. Beauchamp who, prior to January 10, 2000 was President and Chief Executive Officer, Radiomutuel Inc., a communications company; Mr. Carroll who, prior to May 1, 1999, was Chairman and Chief Executive Officer, World Wide Minerals Ltd., a mining company; and Mr. McLeish who, prior to November 1998, was Vice-Chairman and Director, Merrill Lynch and its predecessor Midland Walwyn, investment dealer.

The directors of the Corporation passed a resolution on April 17, 2002 fixing the number of directors of the Corporation at ten. Other than Harold Gordon, who was appointed the Chairman of the Corporation on November 15, 2001 and Robert McLeish, who was appointed a director of the Corporation on March 15, 2002, each of the foregoing nominees has served as a director of the Corporation and held the office shown in the table since the last annual meeting of the shareholders of the Corporation.

The persons named in the enclosed form of proxy which accompanies this Management Proxy Circular intend to vote for the election of the ten nominees listed above as directors of the Corporation unless the shareholder of the Corporation has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation, but if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the enclosed form of proxy have the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of the shareholders of the Corporation unless his office is earlier vacated or until his successor is elected in accordance with the by-laws of the Corporation.

APPOINTMENT OF AUDITOR

The audit committee of directors of the Corporation proposes to nominate Ernst & Young LLP, Chartered Accountants, to replace Arthur Andersen LLP, Chartered Accountants, the incumbent auditor, as the auditor of the Corporation, at a remuneration to be fixed by the directors. Arthur Andersen LLP was initially appointed as the auditor of the Corporation on June 15, 1999. The persons named in the form of proxy which accompanies this Management Proxy Circular intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Corporation to hold office until its successor is appointed and to authorize the directors of the Corporation to fix the remuneration of the auditor, unless the shareholder of the Corporation has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Pursuant to National Policy Statement No. 31 of the Canadian Securities Administrators (the "National Policy"), the Corporation prepared a Notice of Change of Auditor dated May 3, 2002. Response letters confirming the contents of the information contained in the Notice of Change of Auditor have been obtained from both Arthur Andersen LLP and Ernst & Young LLP. In accordance with the National Policy, copies of the Notice of Change of Auditor, the auditor response letters and written confirmation of the review of such material by the audit committee of the directors of the Corporation are attached as Appendix A to this Management Proxy Circular.

DEFERRED SHARE UNIT PLAN

The directors of the Corporation, upon the recommendation of the Compensation Committee, have established a deferred share unit plan of the Corporation (the "DSU Plan"). The purpose of the DSU Plan is to significantly strengthen the link between the interests of eligible directors, officers and employees of the Corporation and affiliates thereof (the "Participants") and the interests of the shareholders of the Corporation by providing Participants with long-term incentive tied to the long-term performance of the Subordinate Voting Shares. The DSU Plan will be administered by the Compensation Committee. Under the DSU Plan, a Participant will be granted, on an annual or more frequent basis, deferred share units (the "Units") in such number and effective as of such date as the Compensation Committee shall specify and based on certain criteria determined by the Compensation Committee including services performed or to be performed by the Participant. In addition, the Compensation Committee may, in its sole discretion, impose certain conditions on the grant of Units which would have to be met for the Participant to be entitled to receive payment in respect of the Units granted. The Units will be credited to an account maintained for the Participant by the Corporation or its affiliates, as specified by the Compensation Committee, and will be subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding Subordinate Voting Shares.

The Participant will only be entitled to payment in respect of the Units granted to him or her when the Participant ceases to be employed by the Corporation or an affiliate thereof for any reason and the Participant is not a director of the Corporation or an affiliate thereof. Upon termination, the Participant (or the legal representative of such Participant's estate) may irrevocably elect the date as of which the value of his or her Units shall be determined and paid (the "Entitlement Date") based on certain criteria set out in the Plan. The value of the Units in respect of a Participant at the Entitlement Date (the "Redemption Value") will be the product of (i) the number of Units credited to the Participant's account and (ii) the market value of a Subordinate Voting Share on the TSX as at the Entitlement Date. The Redemption Value shall, as specified by the Compensation Committee in its sole discretion, after deduction of any applicable taxes and other required source deductions, be satisfied and paid to the Participant (or the legal representative of such Participant's estate) in its entirety or as a combination of (i) a conversion into and issuance from treasury of Subordinate Voting Shares; (ii) a cash payment; or (iii) Subordinate Voting Shares acquired in the open market. The maximum number of Subordinate Voting Shares that may be issued from treasury is 500,000.

Under the rules of the TSX, the shareholders of the Corporation are required to approve the DSU Plan. Accordingly, shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and, if deemed appropriate, to approve the DSU Plan described herein. The DSU Plan is also subject to the approval thereof by the TSX and will come into effect if and when such DSU Plan is approved by the TSX and by the shareholders of the Corporation.

The directors of the Corporation have unanimously approved the DSU Plan and recommend to the shareholders of the Corporation that they vote in favour of the adoption of the DSU Plan by the Corporation.

The affirmative vote of a majority of the votes attached to the Shares which are represented in person or by proxy at the Meeting and cast in respect of the motion to approve the DSU Plan is required in order to approve the DSU Plan.

The persons named in the enclosed form of proxy which accompanies this Management Proxy Circular intend to vote the Shares represented by such form of proxy for the approval of the DSU Plan in the absence of instructions to the contrary.

APPROVAL

The information contained in this Management Proxy Circular is given as of May 1, 2002, except as otherwise indicated. The contents of this Management Proxy Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board

Daniella E. Dimitrov
Vice President and Secretary

May 1, 2002

DUNDEE BANCORP INC.

APPENDIX A TO MANAGEMENT PROXY CIRCULAR

NOTICE OF CHANGE OF AUDITOR
(National Policy No. 31)

TO: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Newfoundland Securities Division
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
Northwest Territories Registrar of Securities
Government of Nunavut Legal Registries Division

AND TO: Ernst & Young LLP
Chartered Accountants

AND TO: Arthur Andersen LLP
Chartered Accountants

RE: NOTICE OF CHANGE OF AUDITOR

Dundee Bancorp Inc. (the "Corporation") does not intend to propose Arthur Andersen LLP, Chartered Accountants, (the "Former Auditor") for reappointment upon the expiry of the auditor's current term of office at the annual and special meeting of the shareholders of the Corporation expected to be held on June 19, 2002 at 3:30 p.m. (Toronto time) or any adjournment thereof (the "Meeting"). The Corporation intends to recommend Ernst & Young LLP, Chartered Accountants (the "Successor Auditor"), for appointment as the auditor of the Corporation for the financial year ended December 31, 2002 at the Meeting.

The decision not to reappoint the Former Auditor was considered by the audit committee of the directors of the Corporation and the recommendation to appoint the Successor Auditor was approved by the audit committee of the directors of the Corporation.

In the opinion of the Corporation, as at the date hereof, there were no reportable events (within the meaning of National Policy No. 31), whether in the form of disagreements, unresolved issues or consultations, in connection with the audit of the two most recently completed financial years of the Corporation or for any period subsequent to the most recently completed period for which an audit report was issued. There have been no reservations in the auditor's reports of the Former Auditor on the annual financial statements of the Corporation for the two financial years immediately preceding the date of this Notice or for any period subsequent to the most recently completed period for which an audit was issued.

Dated as of this 3rd day of May, 2002.

DUNDEE BANCORP INC.
By:

(Signed)
Joanne Ferstman
Vice President and Chief Financial Officer

CONFIRMATION OF FORMER AUDITOR
(National Policy No. 31)

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Newfoundland Securities Division
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
Northwest Territories Registrar of Securities
Government of Nunavut Legal Registries Division

- and to -

Dundee Bancorp Inc.
40 King Street West
Suite 5500
Toronto, Ontario
M5H 4A9

Dear Sirs:

Re: Dundee Bancorp Inc.
Change of Auditor

As required by National Policy No. 31, we confirm that we have reviewed the information contained in the notice of change of auditor of Dundee Bancorp Inc. (the "Corporation") dated as of the 3rd day of May, 2002 (the "Notice") and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the shareholders of the Corporation.

Dated as of this 3rd day of May, 2002.

Yours truly,

(signed)
Arthur Andersen LLP
Chartered Accountants

CONFIRMATION OF SUCCESSOR AUDITOR
(National Policy No. 31)

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Newfoundland Securities Division
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
Northwest Territories Registrar of Securities
Government of Nunavut Legal Registries Division

- and to -

Dundee Bancorp Inc.
40 King Street West
Suite 5500
Toronto, Ontario
M5H 4A9

Dear Sirs:

Re: Dundee Bancorp Inc.
Change of Auditor

As required by National Policy No. 31, we confirm that we have reviewed the information contained in the notice of change of auditor of Dundee Bancorp Inc. (the "Corporation") dated as of the 3rd day of May, 2002 (the "Notice") and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the shareholders of the Corporation.

Dated as of this 3rd day of May, 2002.

Yours truly,

(signed)
Ernst & Young LLP
Chartered Accountants

DUNDEE BANCORP INC.

CONFIRMATION REGARDING CHANGE OF AUDITOR
(National Policy No. 31)

TO: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Newfoundland Securities Division
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
Northwest Territories Registrar of Securities
Government of Nunavut Legal Registries Division

AND TO: Dundee Bancorp Inc.

AND TO: Ernst & Young LLP
Chartered Accountants

AND TO: Arthur Andersen LLP
Chartered Accountants

CONFIRMATION

The undersigned, on behalf of Dundee Bancorp Inc., confirms that the audit committee of the directors of Dundee Bancorp Inc. (the "Corporation") has reviewed the notice of change of auditor of the Corporation, the letter from the former auditor of the Corporation and the letter from the proposed successor auditor of the Corporation, a copy of each of which is attached to this confirmation.

Dated as of this 7th day of May, 2002.

(signed)
K. Barry Sparks
Chairman of the Audit Committee of the
Directors of Dundee Bancorp Inc.

DUNDEE BANCORP INC.

DUNDEE WEALTH MANAGEMENT INC.

2001 ANNUAL REPORT

DUNDEE BANCORP INC. & DUNDEE WEALTH MANAGEMENT INC.
TABLE OF CONTENTS

This annual report is a combined report covering the affairs of Dundee Bancorp Inc. and its 85%-owned subsidiary, Dundee Wealth Management Inc. For ease of reference, the report is colour coded. The white pages are germane to both Dundee Bancorp Inc. and Dundee Wealth Management Inc. The cream pages are specific to Dundee Bancorp Inc. and the grey pages are specific to Dundee Wealth Management Inc.

SHAREHOLDERS' ANNUAL MEETINGS

The Annual and Special Meeting of Shareholders
Dundee Wealth Management Inc.
will be held on Wednesday, June 19, 2002
at 3:30 pm (Toronto time) in the Ballroom of
The Fairmont Royal York Hotel
100 Front Street West
Toronto, Ontario

The Annual and Special Meeting of Shareholders
Dundee Bancorp Inc.
will be held on Wednesday, June 19, 2002
at 4:00 pm (Toronto time) in the Ballroom of
The Fairmont Royal York Hotel
100 Front Street West
Toronto, Ontario

HISTORY

Many shareholders have queried the source of our name. The name Dundee, from which we draw our corporate identity, is steeped in history and synonymous with trust – the investment trust that evolved into current-day mutual funds.

Dundee is the name of a small city in Scotland whose significance in wealth far surpassed the borders of its country. The city grew prosperous from textile trading in the 1800s and had been best known for jam-making and shipbuilding for centuries. Thanks to the vision of Dundonian, Robert Fleming (the founder of the well-known Scottish wealth management company which still bears his name), Dundee citizens used the investment trust idea to great benefit.

Over a century ago, Fleming, a 28-year old clerk, foresaw how investing in emerging economies could prove profitable. In 1873, he launched the First Scottish Investment Trust to lower risk and invest in the bonds of foreign states, cities, railroads and other corporations. The emerging economy which Fleming first convinced wealthy Dundee textile barons to invest in was the United States of America.

Although the first investment trust was formed in London, England four or five years earlier to invest in domestic undertakings, it was Fleming of Dundee that made them famous by using investment trusts to purchase bonds outside the UK market and for new ventures. The enormous success Dundee investment trusts had is owed largely to Fleming's bold but prudent use of investment savvy, which allowed the Robert Fleming organization to prosper and grow.

Today, the wealth management industry has expanded to include many alternative forms of investment. Investment and unit trusts and mutual funds have become accepted as global, mainstream financial instruments. Dundee's name reminds us of the history of investment management and of our own objective to achieve outstanding long-term growth for our investors. We continue with the Dundee tradition to manage our own business well and to invest in growing businesses that can earn above-average returns on investment for our clients.

Our name and our objective are strongly linked to the ideology of prudent and disciplined investing combined with innovative thinking.

CORPORATE PROFILE

DUNDEE BANCORP INC.

SERVING OUR SHAREHOLDERS, OUR CLIENTS AND THE COMMUNITY AT LARGE

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and the financial services industry. Its domestic financial service activities are carried out through an 85%-owned subsidiary, Dundee Wealth Management Inc. Dundee Wealth owns 100% of Dynamic Mutual Funds Ltd. and 100% of Dundee Securities Corporation and its sister companies, Dundee Private Investors Inc. and Dundee Insurance Agency Ltd.

Dundee and its subsidiaries espouse a working environment characterized by creativity, lateral thinking, a unique collegial atmosphere and long-term loyalty commitments with key personnel. The corporate objective is to achieve long-term growth in the per share value of Dundee's outstanding capital stock. We believe that the most important concern for our business is the creation of that value.

Dynamic Mutual Funds and its related divisions manage approximately $6.8 billion in assets and operate with several different and complementary investment disciplines. The investment process stresses the importance of anticipating and responding to new global investment patterns. Dynamic sells its products through more than 15,000 independent financial advisors across Canada.

Dundee Securities and its sister companies, with more than 350 trained financial advisors in more than 100 offices throughout Canada, administer approximately $6.6 billion in client assets in over 200,000 accounts. The companies are totally customer centric and utilize an open architecture, offering only the best available investment and insurance products to their clients.

Dundee Bancorp, for its own account, has operated as a merchant bank providing capital to growing or undervalued businesses which are not in conflict with its fiduciary activities and can earn above average returns on investment capital. For the last several years it has reduced its activities as a merchant bank to concentrate on the financial service business.

Dundee Bancorp holds meaningful equity ownership positions of other publicly traded companies. Investments with a total market value close to $450 million at the end of 2001 include interests of approximately 51% in Eurogas Corporation, 40% in Dundee Realty Corporation, 36% in Zemex Corporation, 29% in Breakwater Resources Ltd., 9% in Laurentian Bank of Canada, and 8% in Dimethaid Research Inc. Much information about these publicly owned companies is available in the public media including information released by the companies themselves from time to time.

Dundee Bancorp's corporate vision model, which was revised in mid-1998, is to use the financial strength of its corporate portfolio to complete its development into a fully integrated wealth management concern. This encompasses the creative manufacturing of financial product as well as the open architecture distribution of its own and the best third-party financial products available on the market.

Dundee has an ongoing commitment to provide philanthropic support to charities and community organizations throughout Canada. The Dynamic Fund Foundation relies on locally based, independent financial advisors, who are important Dynamic Mutual Funds clients, to guide the Foundation to deserving causes. In addition to donations made directly by The Dynamic Fund Foundation, Dundee actively encourages employees to support their favourite charities by matching their contributions. During the year 2001, employee donations to The Dynamic Fund Foundation approximated $550,000. The Foundation facilitated the distribution of these donations to over 100 charities selected by the employees. Since its inception in 1992, The Dynamic Fund Foundation has donated over $4.5 million to charities chosen by independent financial advisors and Dundee employees.

DUNDEE WEALTH MANAGEMENT INC.

Dundee Wealth Management Inc. is a Canadian integrated financial service company. We serve many types of clients: independent financial advisors, institutional investors, corporations, individual investors and foundations.

We believe that prudent wealth management requires two sets of skilled investment professionals: investment counsel to manage money, and financial advisors to provide asset allocation, estate, tax and overall financial planning advice to investors.

We assist others or provide this important advice directly through the portfolio managers of our Goodman & Company, Investment Counsel division; the wholesalers of our Dynamic Mutual Funds division servicing third-party independent financial advisors across Canada; the corporate finance, institutional brokers, investment advisors and private client representatives of Dundee Securities Corporation; and financial advisors of Dundee Private Investors Inc.

DUNDEE BANCORP INC. & DUNDEE WEALTH MANAGEMENT INC.
REPORT TO SHAREHOLDERS

Our message last year began and concluded with the statement that we are totally focussed on a single corporate vision – to continue to build our companies in a manner that allows us to capture the growth and profitability of the Canadian wealth management industry. We described Dundee as a "work in progress" company that's under construction, not just an ordinary mutual fund company. We suggested that the completion of the construction project is in sight. Little did we know that the recessionary events of 2001, augmented by the effects of the terrible tragedy of September 11, would cause us to incur financial negativity. The events of September 11 put an absolute gloom on a year that had already been buffeted by a significant economic slowdown.

The details of our financial results are outlined in the Management's Discussion and Analysis for both Dundee Bancorp Inc. and Dundee Wealth Management Inc. that follows in this report.

OUR COMPANY IS POSITIONED FOR SUCCESS.

As events unfolded that both directly and indirectly affected our financial results, our management team had to react quickly and decisively. As a result of our efforts, I am delighted to report that virtually nothing that occurred during 2001 will have any long-term effect on our financial service vision, strategic direction or goals to move towards greater profitability in the Canadian wealth management industry. Some of our decisions will, in fact, make us a stronger entity.

We have emerged from 2001 with renewed vigour and in an excellent position to take advantage of the tremendous growth opportunities that we envision in our future.

The year 2001 was difficult, not only for Dundee, but for many in the world. While history will probably show that North America in fact did not incur an economic recession, it certainly looked like one. From the vantage point of capital markets, it certainly felt like one.

During the year we had to operate within an organization we thought was just emerging from a period of construction, only to find itself in difficult market conditions. There was no time for resting on laurels, no time for complacency, no time for self congratulation. During 2001 we had to work even harder. The good news is that because of our efforts, our clients were well served during 2001. The even better news is that 2001 is over and we can today look forward to better days.

This is the first time in ten years that I am writing this message without holding the title of Chairman of Dundee Bancorp Inc. It was with great joy and anticipation that I announced that Harold Philip (Sonny) Gordon replaced me as the Chairman of Dundee Bancorp Inc. in November, 2001. This has significantly strengthened our company. In March 2001, I announced that I would be giving up a number of my outside board seats, charitable obligations and internal Dundee corporate activities to concentrate on my return to hands-on investment management. Since that date, I have been leader of the Focus+ group within our Dynamic and Goodman Private Wealth divisions, as well as serving as the President and CEO of Dundee Bancorp Inc., and Dundee Wealth Management Inc. Sonny joining our organization only highlights our team's belief that the two key elements of a financial service company are its financial resources and the creativity and innovation of its people. We were blessed with both before and are now even more enriched.

During the past year the Dundee group of companies continued its transformation from a merchant banking organization with a financial services bent to a fully integrated wealth management concern. We have concentrated on improving our abilities to deliver a diverse range of wealth management products by ensuring that we have the corporate strategies, capable managerial staff, strong brands and demonstrated operational success necessary to achieve the growth in profits that we pursue.

Dundee's strategies are designed to achieve maximum, long-term shareholder value and competitive advantages from our entrepreneurial and flexible corporate culture. Our vision is designed to enable our group to grow at a strong but carefully controlled pace in those wealth management markets where we excel.

But, visions are mere daydreams if they are not executed properly, and a vision to achieve strategic supremacy cannot be executed overnight. That is why a vision must be paired with and developed from a long-range business strategic plan. We never lose focus on our overall strategy. We never lose focus on our human resource requirements. People and relationships are crucial to carry us further. The wealth management industry, especially, is about communication and the exchange of relationships. To build trust and loyalty, it has been necessary to invest in relationships and good relationships are dependent upon the personal success of our people. If we wish to achieve our vision, if we wish to achieve our goals, we have to foster, encourage and allow our key people and our relationships to likewise succeed and feel secure about their personal aspirations.

During periods of economic negativity, there is a complacency or at least a temptation to let people resource issues slide. Human capital is a very important asset, and it is also necessary to develop management strategies to be able to achieve the sustainable business advantage that all great companies possess. As an investor, I have learned that great business organizations always recognize that their ability to attract and retain top talent requires top priority thinking.

From each member of our team we ask for trust and a buy-in to our vision. We ask them to work together as an alliance of equals that work together to help each other get through tough times like those we faced during 2001. We expect each member of our team to play different roles and be willing to put themselves on the line as we search for solutions. We are fortunate in that each member of our team is able to step up and lead where and when they have the experience and expertise.

Rolling with the punches while being a company under construction, means that any corporate strategic plan cannot be considered to be written in stone. After setting the broad objectives, innovative thinking must be ready for the unforeseen. Being ready and open-minded often allows any hidden opportunity, whether within or without the company, to be seized with ease.

Our management team is comprised of hand-picked, driven, intelligent, ethical individuals who put out substantial effort while operating in a cohesive partnership environment. This recipe has always translated into superior long-term corporate results. Our management culture is an important ingredient in our vision for our organization, and the year 2001 was a year of extreme experience that has proven our mettle.

It is the people of Dundee and its divisions and subsidiaries, approximately 1,000 of them, who contain the qualities that both drive our corporate ability to manage challenging days like we experienced in 2001, as well as the growth that we look forward to in the future. These leaders of our company are our most important asset, the value creators for shareholders. They all have those important culture and character traits that we look for when we analyze other companies from an investment perspective. Commitment and discipline are most important, but we also look for integrity, energy, intelligence, a quest for knowledge, and the courage to take responsibility and be unafraid to voice their opinion.

Our company is a group of people, connected by common interest, friendship, emotion or blood, who are pulling in unison because we want to accomplish something together that we could not accomplish individually. Yes, we have a great interest in personal security and shareholder value but in this case, speaking for all but especially for the members of my family, the underlying drive comes from an intense desire to build something of service, something of long lasting value, something unique, something to pass on to the next generation. The measure of our success and our awesome responsibility will come from how well we can produce the products and services that achieve long lasting purpose. Our goal is to increase wealth, not only in the short-term but also in the long-term appreciation of our share ownership. That is the best way for us to align our interest with our fellow shareholders. Either as shareholders or participators in divisional profit, we are owner managers. That is a distinct advantage to those shareholders who share our long-term outlook. We are not about building our company in order to sell it off in the short term or to make a quick flip on our stock option package.

Our organization has developed into a structure where leadership is flexible and fluid. While accepting technological innovation as a given requirement, we recognize that technology cannot do away with the need for energy, character and integrity in the individual, nor the necessity to have leadership with the ability to think and act intelligently. Each of our people must – and do – play a multiplicity of roles where that person with the most expertise, experience or interest surfaces to lead as a situation or problem changes while under review. In a company under construction, titles are less important than the leadership that emerges as a result of particular strengths. And while knowledge is important at Dundee, imagination, vision and passion are more important because knowledge alone is severely limiting. Passion allows us to be each other's ultimate support group and recharge each other during the tough times.

THE WEALTH MANAGEMENT INDUSTRY

WE ARE POSITIONED TO SEIZE OPPORTUNITIES.

The independent Canadian wealth management industry has been a growth business because over the last fifteen years it has consistently gained market share from bank deposit savings while benefiting from the much better returns of the underlying financial assets. Both of these factors are still evident, but growth will definitely be at a much slower pace going forward. There are now many more independents chasing after the same savings dollar, and the formerly staid and sleepy banking institutions have awakened to the loss of their savings business. It is also not likely that stock market growth will be as easy in the future as experienced in the past.

We operate today in an increasingly competitive market, over-provided with mutual fund and other completely alternative products. The wealth management industry in Canada is becoming more sophisticated and the growth given to one sector – mutual funds – is maturing. Clients are better informed and becoming more sophisticated as their wealth increases, requiring better value-added services. The preponderance of new mutual funds means that innovative niche product ideas are required on a more rapid basis. In addition, the power of distribution as compared to manufacturing has become much more obvious since mentioned herein over three years ago. Our decision to couple our manufacturing talents with a financial service distribution system, while not achieved seamlessly, is now beginning to show its rewards.

A close examination of the Canadian Mutual Fund industry in 2001 shows some interesting trends that harbour well for some of our previous controversial and costly decisions. Net mutual fund sales in 2001 at $36 billion were lower than 2000 by $5.5 billion. More than 50% of these 2001 net sales were dedicated to low margin money market funds, mostly through bank-owned mutual funds. This large influx to money market funds in 2001 compares to a 7% number in 2000. Stranded investors, mostly without the help of financial advisors, have been fleeing to liquidity at what will probably be deemed to be the wrong time. Competent financial advisors are required to provide stability to the retail investor. We remain steadfast in our belief and support towards professionally trained financial advisors.

A second observation of a 2001 industry trend is the more blatant force being displayed by the established banking industry to use their many years of distribution power to hard sell proprietary manufactured financial products, both directly and through their more recently acquired full service investment broker service. This power struggle has been quietly evolving but has now become very obvious. Shelf space for independents at large bank owned firms is becoming more and more difficult to achieve. We are fortunate to have already incurred the short-term pain as we have positioned our company on the upper side of what is increasingly becoming a very unlevel playing field.

We have a dedicated commitment to develop an ongoing string of unique, innovative products, through which we can clearly differentiate ourselves from the competition. These are not necessarily "blow away" products, but solutions to wealth management problems engineered to provide significant advantages to financial advisors and their clients. The flip side to this commitment is that we are now positioned where we no longer have to use our resources to create "me-too" products. We have totally caught up to our competitors and are now in position to move ahead. Our goal from here forward is to make the competition less relevant to our success and allow us to move in front of the line and play by our plans rather than the same rules that are existent for all.

BANKING

A DUNDEE BANCORP INITIATIVE

We find it absolutely amazing that a large number of the skeptics around our wanting to be a bank in Canada simply ask, "Why"? This, at a time when the business plans and strategic direction of virtually every bank in the world has turned from the stodgy business of lending money and deposit gathering to the more profitable business of gathering fees from wealth management. The banks are going into our business.

Our politically entrenched competitors are pursuing our business of high growth, high profit margin, fee rich areas such as mutual funds and private client investment management. They do so through their dominant position owning investment dealers and their banking client intimacy accompanied by cross selling if not tied selling. The "why" for us is simple – we must get on a level playing field to be able to offer our larger wealth management clients relationship lending, equivalent financial products and better service than they can get from their traditional banking source.

What is our strategic discipline? We see ourselves, first and foremost, as long-term value creators, not only for our shareholders but for our customers. We create and distribute financial products that must add tremendous value to our client's life. Our goal is to create our business as a perpetual machine for making our customers lives better.

Through innovation and entrepreneurial creativity we can provide more than our competitors offer – more attention, more training, more service, better performance and communication. We do so with a priority, passion and purpose. Our team is totally committed to the execution of this plan, and is focused on moving us away from the commoditization of our industry. We will be different by being disciplined and being better in all aspects of our business. We are continuously searching out the tremendous hidden assets in our business – our people. We must create real value for our customers by being different, special and unique while operating with utmost candor. By doing so, we will gain intimacy with our clients, providing corporate leverage from each special action and energy commitment. Our strategy means that growth thinking is a necessary philosophical corporate concern.

Our strategy encompasses the resolution that our business, our people, our purpose, our products, our solutions and our results will always be superior to those of our competitors, no matter how large, global or entrenched they may be. We will do so with a team of smarter people who are playing to win and playing by rules of integrity beyond those of our industry standards.

DYNAMIC MUTUAL FUNDS

A DUNDEE WEALTH MANAGEMENT SUBSIDIARY

WE ARE POSITIONED TO ENSURE LONG-TERM GROWTH.

The year 2001 marked the culmination of three years of hard work to create a new Dynamic. Today, Dynamic is much more than a mutual fund company. Dynamic is a $6.8 billion total wealth management company operating with disciplined investment thinking and providing a large variety of investment styles and alternative choices through over 50 different mutual funds, a wealth management fee-based wrap program, structured tax products, a venture capital and private equity pool, hedge funds and a growing private client high net worth investment practice.

The past three years have been an extraordinary time at Dynamic. We have worked diligently and have proven that discipline has its rewards. Just like the rowers that have dominated our brand, we have used discipline to execute our strategies. We now incorporate the words "Disciplined Investment Thinking" in our logo, to make public our corporate philosophy.

From 1992 through 1997, Dynamic was the fastest growing mutual fund company in Canada. Beginning in December 1998, the company undertook three major strategic initiatives designed to reclaim that status.

Firstly, in December 1998 Dynamic changed its portfolio management team, and David Goodman, now President of Dynamic, was appointed head of the investment counseling division. As part of that mandate, we embarked on a three-year plan designed to improve our three-year performance numbers. We committed our team to an absolute strict, disciplined and dedicated investment management process using our Board of Governors for portfolio investment reviews, and using internally developed quantitative database screening models.

This approach has yielded spectacular results. Approximately 58% of our funds are performing in the top two quartiles based on three-year numbers and 72% based on one-year numbers. Some of our top-performing funds based on a three-year performance record to December 31, 2001 are listed below:

	3-year Performance	Industry Quartile Ranking
Dynamic Venture Opportunities	26.1%	1st
Dynamic Focus+ Wealth Management*	21.6	1st
Dynamic Power Canadian Growth	15.4	1st
Dynamic Focus+ Balanced*	13.2	1st
Dynamic Value Fund of Canada	11.9	1st
Dynamic Dividend Growth Fund	11.2	1st
Dynamic Power American Growth	8.1	1st
Dynamic Income	5.4	1st
Dynamic Far East Value	5.0	1st
Dynamic American Value	1.9	1st

** Based on two-year numbers due to acquisition in 1999*

(Source: FundLibrary)

Although not yet well known, our Dynamic Power Canadian Growth Fund is ranked by FundLibrary as the number-one performing large-cap Canadian equity fund over the last 10 years. Recently the Globe & Mail named Dynamic as one of the top ten fund companies in Canada based on overall investment performance.

These performance achievements are a significant improvement from those at December 31, 1998. Since that time, we have doubled the number of funds in the top two quartiles based on three-year performance. And, as a result of our current performance, we anticipate a significant increase in net sales of our funds as we go forward.

In 2001, we established a zero tolerance policy for short-term market timers and over the last 12 months we have asked about $60 million of assets devoted to short-term trading to redeem their funds or face significant short-term trading charges. While this had a negative impact on our overall net sales position, we believe this is an important move and an extremely positive one for our company and our unitholders.

Secondly, we changed and broadened our investment product offering. Prior to 1998, we managed money only in accordance with the value investment discipline. At that time, all value funds were performing very poorly and new money was being invested in growth products. In response, we built one of Canada's strongest disciplined growth teams. We created a new fund group, called Dynamic Power. Rohit Sehgal joined us following a more than 20-year career managing in excess of $3 billion for London Life using his proprietary, actively managed growth discipline. In 2001, Brendan Woods International voted Rohit the number-one earnings momentum investor in Canada for the second year in a row. The Dynamic Power team's performance has been consistently strong since inception.

In 1999, we acquired the Infinity Mutual Fund group and changed its name to the Dynamic Focus+ group. In March 2001, I returned to portfolio management after a 10-year hiatus and inserted my personal investment philosophy to that of the Dynamic Focus+ group of funds. We have every intention of leading the Canadian market in this proven investment discipline of patient holding of great growth businesses that are bought with an intrinsic value constraint. During 2001, the Focus+ group of funds were our fastest growing group.

We have witnessed a significant turnaround in the performance of our Dynamic Value funds. All of our value funds are performing in the first or second quartile over the last three years. Our Dynamic Far East Value Fund is first quartile over one, two, three and five years as of March 31, 2002. Our original fund, now called Dynamic Value Fund of Canada, is once again a first quartile fund in its category.

And thirdly, Dynamic anticipated the strong growth in the high net worth and fee-based programs in the wealth management industry. We invested heavily in Goodman Private Wealth Management (investment management for high net worth clients) and Viscount Wealth Management, (a proprietary multi-manager, fee-based program). In addition to other forms of investment, we have retrained and dedicated our national sales force to the accumulation of assets into these divisions. During 2001, The Investment Funds Institute of Canada (IFIC) did not include these assets in their industry calculation, resulting in an impression of significant asset redemption at Dynamic as internal switching from our traditional funds took place. However, now that Dynamic is a wealth management company, not simply a mutual fund manufacturer, the IFIC numbers do not tell the whole story about our company's sales growth. In terms of 2001 net sales figures, Dynamic exceeded industry averages after adjusting for money market funds. In addition, our positive net sales for 2001 and early 2002, demonstrate a clear reversal of a three-year negative trend.

We are now in the sweet spot of our transition. We have better than average, consistent performance and the best product depth in the business. We know from experience that almost every great wealth management company has stumbled in the past, only to recover to be better and stronger. Dynamic is in a position of strength in the industry, and while other much larger companies continue to lose assets, our positive sales trend bears witness to that growing strength.

The ability to provide a retail investor and their financial advisors with a quality product mix that includes the family of Dynamic Mutual Funds, the Viscount Wealth Management program and the up-market Goodman Private Wealth Management private client service, has allowed our sales force to work with pride and the results are beginning to show.

DUNDEE SECURITIES/ DUNDEE PRIVATE INVESTORS

DUNDEE WEALTH MANAGEMENT SUBSIDIARIES

> WE NOW HAVE THE PLATFORMS WITHIN WHICH HAS BEEN PLANTED THE SEEDS FOR OUR FUTURE SUCCESS.

In his most recent quarterly review of *Investor Economics Insight*, Earl Bederman highlighted his report with the title "Distribution remains king." His reference is to the fact that the key to success for wealth management manufacturers is distribution. He said: "As power continues to shift from product creators to vendors, virtually all fund company efforts are aimed at winning at least a bit more shelf space in a seriously overcrowded market."

Fundamental changes in consumers' personal finance demands have increased the use of advisors on the part of the wealthy. The formation of Dundee's open architecture distribution network is in response to that trend of increased use of financial advisors by high net worth clients. Having established the platform, the work in progress nonetheless must continue. We must now work to overcome two challenges facing the entire advisory community:

a) enhance advisory skills, service and product, and

b) increase overall advisory capacity.

The first challenge relates to our promise to be highly competitive within our peer group and provide the best service and products to our clients in a neat and efficient manner.

The second challenge relates to the profitability of the distribution platform. Our work to date has been to upgrade our advisor service force. Our work in the future will be to increase the number of better advisors so that our infrastructure begins to contribute to the profits of our overall company.

Both Dundee Securities and Dundee Private Investors have reached the platform that supports a better than breakeven position. From here forward, all new business will create a new revenue position that drops to our bottom line. Our back office facilities have the capability to handle at least double the investment advisors that we now service. Small additions of people, mostly in the compliance area, are all that are required to increase our numbers even further.

Our job, as we go forward, is to increase the abilities of our advisors and augment the number of advisors, while remaining focused on the fundamental value that the customer always comes first. Our advisor strategy is to know our clients so well that we exceed their expectations, anticipate their needs and be with them as they grow and mature.

That we were able to move in this direction during a difficult year like 2001 is a testament to the passion and direction that we have brought to that thrust of our business. Most firms catering to retail clients in 2001 were hit hard by weak business activity and suffered significant decreases in revenue and profit.

While our profit declines are not significant to our total corporation, we were not excluded from the negative aspect of the industry as a whole. The industry operating profits fell by 22% with firms dealing mainly with retail clients seeing a fall of 80% in generating profits as equity trading was down and commissions fell by 29% on average.

As compared to the industry, our results were better. But even more important, for a firm that is only three years old, Dundee Securities maintains excellent financial stability, has become better recognized and is expanding.

Our capital market revenues in both institutional secondary equity trading and corporate finance increased from the year 2000. This is a result of the increased market penetration and the profile which the firm has built in a short period of time. This trend is encouraging as we continue to improve in market acceptance.

The retail Wealth Management Division's assets under administration were down only marginally from $6.77 billion on December 31, 2000 to $6.64 billion on December 31, 2001 and currently are at $7.00 billion. Given the tremendous drop in market values, our level of assets under administration are an indication of our success and the expansion of our retail operations. With respect to mutual funds, which reflects the largest portion of the business of our Wealth Management division, we continued to achieve net positive sales during 2001, indicating that our investment advisors are expanding their client base and business, even in a down market.

Our number of retail investment advisors remained relatively unchanged at about 350. However, this does not mean we were inactive. During 2001 we had approximately 50 new investment advisors choose to join Dundee. We continue to be able to retain our "best of class" investment advisors and have experienced virtually no departures from this very valuable group.

We achieved a number of innovations in 2001 which will hold us in good stead as we move forward. First of all, the consolidation of all our back office operations into one location, while resulting in certain one-time expenses in 2001, has allowed us to streamline our cost structure. We have automated more processes and continue to reduce the work force. In addition, we look forward to savings as we eliminate excess rental space. We have significantly invested in technology and now have internet-based account access for our clients on all our platforms. This was a key web-based initiative which allows us to continue our forward thrust with respect to a number of internet-based tools for our entire advisory system.

2001 was the first year in which Dundee Insurance was fully operational and we began to process all of the insurance business of our advisory system in April. With less than one year of operation under our belts, we are now better positioned to move forward with insurance and further integrate the delivery of the services we provide.

Dundee Private Investors joined the newly created Mutual Fund Dealers Association of Canada. We are continuing to monitor the regulatory regime in which we operate. In particular the debate over the structuring of retail distribution on the basis of a principal agent or employee status continues. This is an important aspect for our business and we are currently in discussion with regulators, looking to achieve the permitting of the principal agent structure for Dundee Securities, our member firm of the Investment Dealers Association. Notwithstanding our preference, Dundee continues to be well positioned in terms of being one of the few Canadian firms with the flexibility to respond to the various structures that top investment advisors may desire by having both independent and employee platforms within our operating system.

With respect to the future, we continue to aggressively expand our complement of high grade financial advisors to retail clients. We do this by recruiting individuals and groups in a manner which improves the average assets and average production overall. We are one of the few Canadian firms which has a significant financial estate and tax planning operation, operating from a full-service brokerage platform. We can provide the wide array of products of a full-service securities dealer, including asset based fee structures, new issue product and fixed income, while at the same time providing the increasingly required service of individual financial planning to wealth management. Our investment advisors focus on the overall financial goals of our investing clients. As a result, by working with our investing clients, we are focussed on long-term wealth creation in order to help our clients achieve their financial goals over time.

We have achieved the success we have had to date by expanding in times of weak markets. As market weaknesses continue, we will participate in the further consolidation in both the brokerage business and financial planning business. Our vision includes the eventual convergence of the transactional broker with the financial and estate planning that the retail clients are demanding.

DUNDEE REALTY CORPORATION

A DUNDEE BANCORP HOLDING

In 2001 Dundee Realty had its best performance yet. Its funds from operations increased by 21% over the previous year on a per share basis or $48.8 million in total. The increase in funds from operations was a result of increased net operating income from revenue properties and land and housing, lower interest rates and lower current tax. During the year, Dundee Realty reduced its outstanding shares by 14% through its repurchase program thereby increasing Dundee Bancorp's stake to 40%.

Dundee Realty enters into 2002 in its best shape ever. Dundee Realty will realize the benefit of the completion of the award winning State Street Financial Centre and other additions in 2002 and is continuing to participate in the strong land and housing market.

Over the last five years Dundee Bancorp's interest in Dundee Realty has fallen from 100% ownership to 40% ownership while they have grown their business aggressively. Dundee Realty has been single-mindedly focused on building a great real estate operating business with an experienced, dynamic management team, while maintaining a conservative balance sheet. The operations and assets have improved each year. Given the conservative approach to financing, Dundee Realty is able to take advantage of opportunities as they become available.

DUNDEE RESOURCES LIMITED

A DUNDEE BANCORP SUBSIDIARY

Much like we did in real estate five years ago, during 2001 we consolidated all of our resource sector holdings into a wholly owned subsidiary called Dundee Resources Limited. Jonathan Goodman was appointed President of this new company. For many years, we have been very successful at innovative investing in the resources sector. The creation of Dundee Resources is the formalization of a process that has occurred from a merchant banking perspective for many years. Recent experience has alerted us to the need to take a greater say in the affairs of our investee companies than we had previously. Our 2001 necessary entry into the management of Blackhawk Mining and Breakwater Resources are typical cases in point. Garth MacRae, now Chairman of Dundee Resources, acted as both Blackhawk's and Breakwater's Chief Executive Officer during 2001. Under Garth's tutelage both companies have been restructured and Breakwater has recently completed a successful rights offering for $19 million. Both companies are now well positioned for an eventual turnaround.

Other positions in Dundee Resources include a 20% stake in Repadre Capital Corporation, which is growing its gold production to about 180,000 ounces per year with its interest in the Tarkwa and Damang mines in Ghana. Dundee Resources holds a 51% interest in Eurogas which is developing the world-class Amposta gas storage site in Spain and maintains significant hydrocarbon exploratory interests in Tunisia. Dundee Resources also holds a 36% stake in Zemex Corporation, which is in the business of mining and processing industrial minerals, mostly in the United States.

During 2001, Dundee Resources has concentrated on getting more directly involved with the companies in its portfolio to ensure that our interests are upheld. The second step is to decide which investments will be sold or kept to be merged into one strong viable company. That is the job for 2002.

CONCLUSION

The year that has passed was difficult, but we survived it well, retaining our strong financial position and expanding our operations while remaining a "work in progress" company. We don't measure our success on a daily, monthly or quarterly basis. We measure it by how much we have left to do in the build-out to our vision. Our success comes from continued persistence. The anticipation of completion of our business plan may, in fact, be more pleasurable than its realization when it finally arrives.

To the directors, management and staff of both Dundee Bancorp Inc. and Dundee Wealth Management Inc., I offer my personal thanks and thanks of all shareholders, for your loyalty, passion, dedication and hard work as we build out to our vision.

Ten years ago, in the first annual report of Dundee Bancorp Inc., we wrote that "like Maimonides, a 12th century doctor-philosopher, with a focused, disciplined and scientific methodology", we "like the dream of the future better than the history of the past". As we look forward to the next ten years, I could not think of a better quote to end this report.

Ned Goodman
President & Chief Executive Officer, Dundee Bancorp Inc.
Chairman, President & Chief Executive Officer, Dundee Wealth Management Inc.

May 6, 2002

DUNDEE BANCORP INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

DUNDEE BANCORP INC. (the "Company" or "Dundee Bancorp") is a holding company dedicated to wealth management and financial services. Its domestic financial services activities are carried out through its 85%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations.

Dundee Bancorp also holds and manages its own investment and merchant banking portfolio, both directly and indirectly through wholly owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate and resources, as well as investments in highly liquid securities such as bonds and mutual funds. These investments are carried at cost with provisions for impairments in value that are other than temporary. Investments that are subject to significant influence are accounted for using the equity method whereby the Company recognizes in income its proportionate share of earnings or losses of the investee.

The more significant factors occurring during 2001 are the following:

- In November 2001, the Company acquired additional shares of Eurogas Corporation ("Eurogas"), resulting in the Company owning 51% of shares issued and outstanding. The Company consolidated the operations of Eurogas from the date of acquisition of control.
- Consistent with the Company's view to increase the financial service products offered to its wealth management clientele, the Company made an application during 2001 to the Office of the Superintendent of Financial Institutions ("OSFI") to incorporate a Canadian federal bank. The Company has been working with OSFI to complete all necessary requirements that are a part of the application process.
- During 2001, Dundee Bancorp assessed its mutual fund operations located in India and concluded that in light of its expansion plans for its domestic financial service activities, this business should not be pursued. The 2001 results reflect an $8 million provision against the Company's carrying value of its investment in India, including expected exit costs. Early in 2002, an agreement was reached to sell the main operating entity in the group, the asset management division, to a third party subject to certain conditions of closing. The Company is currently in negotiations to dispose of the remaining ancillary operations and expects to do so by the end of the second quarter of 2002.
- The Company recorded a significant loss of $32.6 million emanating from its 29% equity accounted ownership of Breakwater Resources Ltd., ("Breakwater"), a global zinc metal producer that was affected by record low prices for zinc during the year. Dundee Bancorp has also provided a US$6.5 million bank guarantee in order for Breakwater to increase its credit facility during this period of depressed zinc prices. The Company will ultimately receive warrants to purchase approximately 30 million shares of Breakwater at $0.20 per share for assisting during these troubled times for Breakwater. Based on current zinc prices, Breakwater has raised additional equity capital and is on target to meet its financial plan.

OVERVIEW OF THE BUSINESS OF DUNDEE BANCORP INC.

The Wealth Management Division

Dundee Bancorp's main operating subsidiary is Dundee Wealth Management Inc. ("Dundee Wealth"), a Canadian, TSE listed, financial services company providing investment management, securities brokerage, financial planning and investment advisory services to individuals, institutional investors, corporations and foundations.

Dundee Wealth reported over $13 billion in assets under management and administration at the end of 2001, including $6.5 billion of assets managed by Dynamic Mutual Funds Ltd. ("Dynamic"), a wholly owned subsidiary of Dundee Wealth. These assets entitle the Company to a fee, generally calculated as a percentage of the current market value of the assets managed. The Company earns performance fees on certain assets under management when the investment performance of these assets exceeds an applicable benchmark. Redemption fee revenues are also earned when mutual fund units purchased on a deferred sales charge basis are redeemed within a certain period.

Dundee Securities Corporation ("Dundee Securities"), Dundee Private Investors Inc. ("Dundee Private") and Dundee Insurance Agency Ltd. ("Dundee Insurance") provide a full range of retail brokerage services to their client base of over 200,000 accounts representing $6.6 billion in assets under administration. Dundee Securities also provides investment banking and institutional brokerage services. Corporate finance revenue is earned from participation in equity financings and by providing financial advisory services, including mergers and acquisitions advice, and valuations and fairness opinions, in a variety of industry sectors.

Certain operating expenses of Dundee Bancorp are directly related to the wealth management division including variable compensation expense, which is calculated as a percentage of the associated financial services revenue, and trailer fee expense which is paid to third party brokers and dealers to provide ongoing service to their mutual fund clients.

The Company's wealth management subsidiaries operate in a regulated environment and are therefore subject to regulatory capital requirements. This may require the companies to keep sufficient cash and other liquid assets on hand to offset capital requirements.

Investment and Merchant Banking Portfolio

The Company manages its own investment and merchant banking portfolio. Revenues earned from this portfolio include net realized gains on sales of investments as well as dividend and interest income. Certain of the Company's investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating earnings or losses of the underlying investment. Unrealized gains on investments are not recognized in income until realized, although provisions for permanent impairment in value may be taken if deemed appropriate.

Declines in global capital markets affected the trading value of some of our investment holdings. The estimated market value of the Company's portfolio using cost or trading values, as appropriate (but excluding the Company's consolidated investments in Dundee Wealth and Eurogas), dropped from $438 million at the end of 2000 to $423 million at the end of 2001. This decline was largely due to Breakwater. However, trading values at any given point in time are not necessarily indicative of management's assessment of these entities' underlying values. Accordingly, trading prices often give a misleading view of the true value of the portfolio. We continue to believe that the fair value of the investment and merchant banking portfolio exceeds its accounting value. The estimated market value of the portfolio (once again excluding consolidated investments) has increased from $423 million at the end of 2001 to approximately $490 million as at March 31, 2002. At December 31, 2001, 66% of the trading value of the Company's investment and merchant banking portfolio was invested in public company securities, 17% in private companies and 17% in mutual funds and other liquid assets. The more significant holdings include:

Dundee Realty Corporation ("Dundee Realty") (TSE – D)

Dundee Realty, an equity accounted investment, had an excellent year with net income increasing 117% to $33.1 million, compared to $15.3 million in the previous year. Dundee Realty has become one of the largest and fastest growing real estate companies in Canada with over $1 billion in assets and approximately $250 million in revenues.

At December 31, 2001, the Company held 6.9 million shares of Dundee Realty or approximately 40% of the total shares issued and outstanding.

INVESTMENTS AS AT DECEMBER 31, 2001
BY SECTOR AND CATEGORY


Public
Private
Funds
Bonds
Other
Resources
Mutual Funds
Real Estate
Financial Services
0
50
100
150
200
250
300
Millions of Dollars

Laurentian Bank of Canada ("Laurentian") (TSE – LB)

As Canada's seventh largest Schedule I Bank in asset size, Laurentian offers products and services to meet the banking and financial needs of individuals and small to medium-sized businesses through four distinct operating segments; retail financial services, commercial and corporate banking, brokerage and financial markets, and business-to-business "B2B" trust and agency banking.

Net income during Laurentian's fiscal year ended October 31, 2001 was $3.40 per share versus $3.36 per share in the fiscal year ended October 31, 2000. Total dividends paid to common shareholders increased from $0.25 in fiscal 2000 to $0.27 in fiscal 2001.

At December 31, 2001, the Company held 2.0 million shares of Laurentian or approximately 9% of the total common shares issued and outstanding.

Breakwater Resources Ltd. ("Breakwater") (TSE – BWR)

Breakwater is a publicly traded company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa. The year ended December 31, 2001 saw record low prices for zinc, beginning the year at US$0.462 per pound and dropping as low as US$0.337 per pound. These record low prices put severe pressure on the liquidity of Breakwater, necessitating the Company to assist in a restructuring of Breakwater's banking arrangements in November 2001. At the same time, Breakwater committed to use its best efforts to raise additional equity by means of a rights offering which occurred in May 2002 raising $18.9 million. The restructuring is expected to provide sufficient working capital for Breakwater to complete its financial plan.

For the year ended December 31, 2001, Breakwater incurred net losses of $111.1 million. These losses included non-cash write-downs of mineral properties and fixed assets of $70.3 million and other non-cash losses of $28.0 million.

At December 31, 2001, the Company held 26.9 million shares of Breakwater or 29% of the total shares issued and outstanding. The Company also holds warrants to purchase an additional 30,801,410 common shares (December 31, 2001 – warrant to purchase 15,400,705 common shares) at a price of $0.20 per share, expiring in 2007.

Zemex Corporation ("Zemex") (TSE, NYSE – ZMX)

Zemex is a producer of industrial minerals and specialty products through two operating divisions, Zemex Industrial Minerals and Alumitech. Zemex Industrial Minerals is North America's largest producer of feldspathic materials serving the sanitaryware and tile industries, and the largest worldwide producer of phlogopite mica serving the plastics markets and indirectly, the auto industry. The Alumitech division reprocesses aluminum waste materials commonly referred to as drosses and produces fire retardant and heat containment systems for the chemical and construction industries. Zemex has facilities across the United States and Canada.

During 2001, Zemex reported net income of US$0.9 million compared with a loss of US$8.0 million in 2000.

At December 31, 2001, the Company held 3.0 million shares of Zemex or 36% of the total shares issued and outstanding.

Repadre Capital Corporation ("Repadre") (TSE – RPD)

In June 2001, the Company purchased an additional 1,628,700 shares of Repadre bringing its total interest to 6.5 million shares or approximately 22% of total shares issued and outstanding. Due to this purchase, the Company now accounts for its investment in Repadre on an equity basis. During 2001, Repadre reported net income of $6.2 million compared with $2.8 million in 2000.

Repadre pursues royalties, non-operating interests and merchant banking opportunities in the mineral resource industry on a global basis. Repadre's portfolio represents a mix of royalties on the production of precious metals commodities, is geographically diversified and includes royalties on the Diavik diamond mine in the Northwest Territories, operated by Aber-Diavik JV; the Williams gold mine in Hemlo, operated by Teck Corporation and Homestake Mining Company; an 18.9% interest in the Tarkwa gold mine in Ghana through its holdings in, and which is operated by, Gold Fields Ghana Limited; and approximately 20 other royalty interests worldwide.

Offshore Operations

The Company's offshore activities are conducted through several wholly owned subsidiaries.

The Dundee Bank

The Dundee Bank is a bank incorporated under the laws of the Cayman Islands, holding a Category B Banking License from the Cayman Island Monetary Authority. The Bank holds a fund administration license and operates this business through the Leeds Group. The Bank also holds the necessary licenses to provide corporate management services and investment management services to clients. The offshore merchant banking activities of the Company are carried out through this entity.

Goodman & Company (Bermuda) Limited

Goodman & Company (Bermuda) Limited provides investment management services to private clients and is the manager of Dynamic Mid-Ocean Global Fund Limited, a small Bermuda-based asset allocation mutual fund.

The Leeds Group

The Leeds Group is comprised of Leeds Management Services Ltd., incorporated under the laws of Bermuda, Leeds Management Services (Cayman) Ltd., incorporated under the laws of the Cayman Islands, and Leeds Management Services (BVI) Ltd., incorporated under the laws of the British Virgin Islands. The Leeds Group provides administrative services for over 40 funds with approximately US$3.5 billion in assets, including mutual funds, hedge funds and other investment clients and also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

A combination of losses in several of our equity accounted investees, most specifically in Breakwater, and diminished operating results in Dundee Wealth contributed to a reported net loss for the year ended December 31, 2001 of $56,965,000 or $2.17 per share, compared with earnings in the previous year of $8,915,000 or $0.34 per share.

SEGMENTED EARNINGS	Wealth Management		Corporate and Merchant Banking		Offshore Activities		TOTAL	
	2001	2000	2001	2000	2001	2000	2001	2000
REVENUES								
Management and administration fees	$ 110,479	$ 121,449	$ –	$ –	$ 2,689	$ 2,562	$ 113,168	$ 124,011
Redemption fees	8,697	15,438	1,766	4,861	–	–	10,463	20,299
Financial services	113,879	147,055	1,333	–	435	275	115,647	147,330
Intersegment distribution fee revenue	–	–	5,820	7,622	–	–	5,820	7,622
Investment income	2,201	1,602	7,469	22,195	595	(280)	10,265	23,517
	235,256	285,544	16,388	34,678	3,719	2,557	255,363	322,779
EXPENSES								
Selling, general and administrative	108,177	101,889	6,460	10,352	3,541	5,633	118,178	117,874
Variable compensation	60,299	82,973	–	–	–	–	60,299	82,973
Trailer fees	19,566	21,976	–	–	–	–	19,566	21,976
Intersegment distribution fee expense	5,820	7,622	–	–	–	–	5,820	7,622
Amortization of deferred sales commissions	33,120	33,294	4,142	11,268	–	–	37,262	44,562
Depreciation and amortization	9,666	8,270	1,544	1,509	562	541	11,772	10,320
Interest expense	2,682	4,823	11,514	11,063	1,262	1,272	15,458	17,158
	239,330	260,847	23,660	34,192	5,365	7,446	268,355	302,485
OPERATING (LOSS) EARNINGS	(4,074)	24,697	(7,272)	486	(1,646)	(4,889)	(12,992)	20,294
Other items								
Equity losses	–	–	(32,124)	(7,556)	–	–	(32,124)	(7,556)
Investment provision	(939)	–	(10,487)	(9,548)	–	–	(11,426)	(9,548)
Non controlling interest	1,544	(1,438)	(11)	–	–	–	1,533	(1,438)
(LOSS) EARNINGS BEFORE TAXES	$ (3,469)	$ 23,259	$ (49,894)	$ (16,618)	$ (1,646)	$ (4,889)	(55,009)	1,752
Oil and gas properties							51	–
Discontinuance of operations in India							(9,909)	–
Income tax recovery							7,902	7,163
							$ (56,965)	$ 8,915

Results of the Wealth Management Division

The year 2001 was a difficult year for capital markets in general. The industry saw a general slow down in retail distribution and other brokerage services. This environment made 2001 challenging for Dundee Wealth and has resulted in financial results that were below expectations.

Dundee Wealth's investment management division experienced positive growth from net sales during the current year, with total net sales of over $15 million. However, negative capital markets resulted in declines in market value of $216 million, reducing total assets under management slightly to $6.5 billion at the end of 2001 compared to $6.7 billion at the end of 2000. Management fee revenues from the wealth management division during 2001 were $110.5 million, including performance fee revenues of $2.4 million. This compares to $121.4 million in the previous year, inclusive of performance fees totalling $3.2 million. The $10.1 million reduction in management fee revenue, before performance fees, consists of a reduction of $11.9 million from Dynamic Mutual Funds, offset by an increase in management fees from the Viscount and CMP products of over $1.4 million and by an increase of $0.4 million from other third-party assets managed.

SEGMENTED EARNINGS	Wealth Management 2001	2000
REVENUES		
Management and administration fees	$ 110,479	$ 121,449
Redemption fees	8,697	15,438
Financial services	113,879	147,055
Investment income	2,201	1,602
	235,256	285,544
EXPENSES		
Selling, general and administrative	108,177	101,889
Variable compensation	60,299	82,973
Trailer fees	19,566	21,976
Intersegement distribution fee expense	5,820	7,622
Amortization of deferred sales commissions	33,120	33,294
Depreciation and amortization	9,666	8,270
Interest expense	2,682	4,823
	239,330	260,847
OPERATING (LOSS) EARNINGS	(4,074)	24,697
Other items		
Investment provision	(939)	–
Non controlling interest	1,544	(1,438)
(LOSS) EARNINGS BEFORE TAXES	$ (3,469)	$ 23,259

Management fee revenues also vary as a result of asset mix. Management fees on Dynamic products range from 0.5% on money market funds, 1.00% to 1.50% on income funds, and 1.00% to 2.25% on equity and balanced funds. The proportion of assets in each asset class affects the total management fees earned by the Company. Net sales activity during 2001 has been largely in those Dynamic products that pay lower than average management fees.

Total redemptions of units sold on a deferred sales charge basis during 2001 were $659 million generating total redemption fees of $10.8 million, $8.7 million of which was earned directly by the wealth management division, $1.8 million by the corporate division and $0.3 million by outside financing vehicles. By comparison, total redemptions of units sold on a deferred sales charge basis during 2000 were $827 million, generating redemption fee revenue of $21.3 million of which $15.4 million was earned directly by the wealth management division, $4.9 million by the corporate division and $1.0 million by outside financing vehicles. The change in the proportion of redemption revenues being earned by the wealth management division compared with the corporate division and outside financing vehicles reflects fewer redemptions and the aging of commission units financed by the corporate division and outside financing vehicles. While the most significant factor in reduced redemption fee levels is the decline in actual redemptions experienced during 2001, it can also be partially attributed to the short redemption fee schedule that was implemented in 1999. Approximately 60% of fund sales are currently transacted on a deferred basis, 23% of which are sold with a short redemption fee option.

Retail commission and trailer revenue earned in 2001 was $61.4 million compared with 2000 commission and trailer revenue of $82.5 million. Institutional sales revenue levels increased marginally to $13.0 million in 2001 compared to $11.9 million in 2000. The capital market environment during 2001 has generally reduced the market value of securities and adversely affected transaction volumes, affecting the overall profitability of Dundee Wealth's brokerage subsidiaries, consistent with general industry conditions. This is clearly reflected in the principal trading activity as revenue levels declined significantly from $25.2 million in 2000 to $11.2 million in 2001. Corporate finance activity however, increased revenues by over 10% and earned $13.3 million, including $10.5 million earned through participation in various new equity issues and $2.8 million in financial advisory fees. By comparison, total corporate finance revenue earned in 2000 was $11.8 million, of which $8.7 million was earned through participation in various new equity issues and $3.1 million in financial advisory fees.

Expenses of the wealth management division increased by approximately 6% during this year. In the fourth quarter, Dundee Wealth announced that in addition to reductions in staff that have been occurring on an ongoing basis in the brokerage division, Dynamic reduced its work force, thereby reducing its employment costs by about 8%. Compensatory payments, including severance payments of approximately $750,000, contributed to an increase in overall compensation expense. However, these costs are considered non-recurring.

At December 31, 2001, the brokerage division took a prudent approach and reserved $4 million against certain client accounts whose security positions had declined in value during the period of market negativity. This reserve may be reversed in future periods when the positions recover or when client security is enhanced.

The costs incurred to launch several new financial service products during 2000 and 2001 were expensed. In addition, these products have not yet gathered sufficient assets to enable them to operate at breakeven levels. Therefore, during the current year, these new funds, along with others, were not able to fully absorb the administrative costs associated with their operations, affecting the operating profitability of the investment management division. The inability to absorb these expenses cost the Company $5.7 million. As these portfolios and others grow in size, non-absorbed costs will be substantially reduced and eventually eliminated.

In 2001, the back offices of Dundee Securities, Dundee Private and Dundee Insurance were relocated to new premises, permitting a full integration of staff and processes. The costs of relocation are included in this year's operating results. The Company expects significant savings from synergies provided by this relocation. The relocation also gives Dundee Wealth the necessary infrastructure to expand the brokerage and financial advisory business in accordance with its business plan.

In the current year, the Company changed the way it accounts for commissions paid to its own investment advisors registered with Dundee Securities, Dundee Private or Dundee Insurance who sell corporate products to their retail or institutional clients on a deferred sales charge basis. The Company has determined that the appropriate way to account for these expenses is to defer these costs to the commission pool, consistent with the way the Company accounts for commissions paid to all third-party brokers and dealers. Previously, these costs were included as compensation expense. This is more consistent with accounting policies adopted by other wealth management companies.

After this change in accounting policy, which was retroactively applied, variable compensation costs decreased in 2001 to $60.3 million from $83.0 million in the prior year. This decrease is consistent with lower financial services revenues. The Company also experienced improvement in contribution margins, both as a result of a direct change in its payout structure and because some investment advisors were not able, due to market conditions, to attain the sales quota required to earn higher payout fees.

Amortization of deferred sales commissions decreased to $37.3 million in 2001 compared with $44.6 million in 2000, of which $33.1 million (2000 – $33.3 million) relates directly to the wealth management division. The remaining amortization expense relates to commission amounts paid at the corporate level in prior years.

The carrying value of the deferred sales commissions on December 31, 2001 declined to $56.9 million from $75.9 million in 2000. The contingent redemption fee payable to the Company if all assets sold on a deferred sales charge basis were redeemed approximates $117 million at December 31, 2001 (2000 – $144 million). The wealth management division would be entitled to approximately $106 million (2000 – $123 million) of this amount.

Trailer fees paid by the Company during 2001 were $19.6 million (2000 – $22 million). Trailer fees are calculated as a percentage of assets managed and equate to approximately 0.3% of average assets for both 2000 and 2001.

Results of the Corporate and Merchant Banking Division

During 2001, the corporate and merchant banking division earned mutual fund redemption fees of $1.8 million compared to $4.9 million in the previous year. As discussed previously in this report, the reduction in redemption fees is both as a result of the age of the mutual fund units financed by the corporate division, and as a result of reduced redemption levels.

Financial services revenue earned by the corporate division was $1.3 million in 2001 (2000 – nil).

Declines in global capital markets affected the trading value of some of the Company's investment holdings. As only realized gains give rise to investment income, decreased trading volumes in the corporate portfolio resulted in reduced investment income levels. At December 31, 2001, 66% of the trading value of the Company's investment and merchant banking portfolio was invested in public company securities, 17% in private companies and 17% in mutual funds and other liquid assets.

SEGMENTED EARNINGS	Corporate and Merchant Banking	
	2001	2000
REVENUES		
Redemption fees	$ 1,766	$ 4,861
Financial services	1,333	–
Intersegment distribution fee revenue	5,820	7,622
Investment income	7,469	22,195
	16,388	34,678
EXPENSES		
Selling, general and administrative	6,460	10,352
Amortization of deferred sales commissions	4,142	11,268
Depreciation and amortization	1,544	1,509
Interest expense	11,514	11,063
	23,660	34,192
OPERATING (LOSS) EARNINGS	(7,272)	486
Other items		
Equity losses	(32,124)	(7,556)
Investment provision	(10,487)	(9,548)
Non controlling interest	(11)	–
LOSS BEFORE TAXES	$ (49,894)	$ (16,618)

During the current year, the Company earned $4.4 million (2000 – $3.7 million) in interest and foreign exchange from debt securities held in the corporate portfolio. Dividend revenue remained constant at approximately $2.3 million (2000 – $1.9 million). Net gains from investments were $1.7 million in 2001 compared with $15.5 million in 2000. This decrease in realized gains affects the overall reported profitability of the Company for the year. However, the Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

The Company accounts for the following investments on an equity basis:

(in thousands of dollars)

	2001				2000			
	Year End Ownership	Equity Earnings (Losses)	Dilution Gains (Losses)	Carrying Value	Year End Ownership	Equity Earnings (Losses)	Dilution Gains (Losses)	Carrying Value
Black Hawk Mining Inc.	19%	$ 475	$ (4)	$ 4,079	19%	$ 682	$ (316)	$ 3,607
Breakwater Resources Ltd.	29%	(32,080)	(505)	27,518	29%	(2,016)	(2,444)	60,102
Dundee Realty Corporation	40%	11,999	–	137,949	33%	4,835	–	121,540
Eurogas Corporation*	45%	972	(3)	N/A	45%	(4,207)	(54)	13,918
Repadre Capital Corporation	22%	991	1	14,470	–	–	–	–
Zemex Corporation	36%	(81)	2	36,481	34%	(3,861)	(1)	36,559
Other		(13,676)	(215)	6,046		(174)	–	7,271
		$ (31,400)	$ (724)	$ 226,543		$ (4,741)	$ (2,815)	$ 242,997

* *The Company's investment in Eurogas was accounted for on an equity basis until control was acquired on November 22, 2001 after which the operating results of Eurogas were consolidated with those of the Company.*

In light of difficult capital markets during 2001, the Company took a more conservative approach to certain sectors within its portfolio. Provisions were made totalling $11.4 million against the Company's carrying value of investments in the telecommunications sector. In addition, as previously discussed, the Company provided $8.0 million against the carrying value of its investments in India.

General operating costs of the corporate division have shown significant decreases, dropping to $6.5 million in 2001 compared with $10.4 million in 2000. As reported in last year's report, the 2000 operating results include approximately $3 million in legal and other costs incurred in defending certain actions.

Results of Offshore Activities

During the current year, the Company earned management and administration fee revenue of $2.7 million (2000 – $2.6 million) from its offshore activities. Total financial service revenue earned by our offshore operations was $435,000 in 2001, an approximate 60% increase from the $275,000 earned in 2000. Selling, general and administrative costs associated with the Company's offshore activities approximate slightly over $3 million per year. During the third quarter of 2001, the Company's offshore banking subsidiary relocated its head office to the Cayman Islands. It now operates in both Bermuda and the Cayman Islands. The operating costs of our India operations were previously included in the selling, general and administrative costs of our offshore division. Costs incurred during the current year have been separately segregated following the Company's decision to exit its Indian operations.

SEGMENTED EARNINGS		Offshore Activities
	2001	2000
REVENUES		
Management and administration fees	$ 2,689	$ 2,562
Financial services	435	275
Investment income	595	(280)
	3,719	2,557
EXPENSES		
Selling, general and administrative	3,541	5,633
Depreciation and amortization	562	541
Interest expense	1,262	1,272
	5,365	7,446
OPERATING LOSS	$ (1,646)	$ (4,889)

Oil and Gas Sales, Net of Royalties

Canadian generally accepted accounting principles require that the operations of Eurogas be fully consolidated with those of the Company after the acquisition of control completed in November 2001. Since this date, Eurogas has earned revenues from oil and gas sales, net of royalties, totalling $981,000. The operating costs associated with these sales were $434,000 over the same period. Eurogas is a publicly traded company and its financial report can be accessed separately.

Interest Expense

The Company's interest expense has remained constant year-over-year at approximately $14.6 million. Almost 70% of the Company's total interest, or $10.1 million, relates to the issue of $150 million, 6.70% senior debentures completed in September 1997.

Interest rates during the current year were approximately 5.69% on general overdrafts and 5.00% on bankers' acceptances, substantially below last year's average rates of 7.50% on general overdrafts and 6.48% on bankers' acceptances. Interest rates incurred by Dundee Wealth were also significantly reduced to an average of 6.37% on general overdrafts and 5.04% on bankers' acceptances in 2001 compared with 7.50% on general overdrafts and 6.46% on bankers' acceptances in the prior year. Dundee Securities borrowed pursuant to its call loan facility at average borrowing rates between 3.00% and 6.63%, down from averages between 5.50% and 7.13% in the previous year. However, reduced interest rates have been offset by increased average borrowing levels during the year compared with the previous year.

Depreciation and Amortization

(in thousands of dollars)

	2001	2000
Capital assets	$ 5,896	$ 4,445
Bond issue costs	157	157
Oil and gas properties	303	–
Goodwill	5,719	5,718
	$ 12,075	$ 10,320

The most significant components of amortization expense include amortization of goodwill totalling $5.7 million (2000 – $5.7 million) and amortization of capital assets totalling $5.9 million (2000 – $4.4 million). Increases in the amortization of capital assets is solely attributable to capital expenditures in the brokerage division of Dundee Wealth as that division continues to expand the infrastructure necessary to support higher levels of investment advisor and customer activity.

Depletion of oil and gas properties is expected to increase in future years as the current year only includes this expense from November 22, 2001, the effective date of acquisition of Eurogas.

In 2002, the Company will implement the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". New accounting guidelines specify that amortization on these assets is no longer appropriate and that goodwill will be carried on the balance sheet at its original cost and will be subject to impairment testing at least annually. Management does not currently expect any impairment in the underlying value of goodwill. Next year's financial statements will not include amortization expense in respect of these assets.

Income Taxes

The Company's investment and merchant banking portfolio consists of investments in both Canadian and non-Canadian enterprises that may be held through domestic or international subsidiaries. In certain circumstances, losses from investments held by international subsidiaries may not be immediately used to reduce Canadian taxable income. During 2001, a substantial portion of our investment provision falls into this category. The Company conservatively did not record an immediate tax benefit from these losses. However, the current structure of offshore operations will permit the Company to carry forward these losses, permitting it, in certain circumstances, to shelter future gains.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at December 31, 2001 were $118.0 million compared with $106.5 million at the end of 2000. Additionally, approximately 17% of the market value of the Company's portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At December 31, 2001, all regulated entities complied with regulatory capital requirements and reported excess capital of over $30 million.

On September 24, 1997, the Company completed a public issue of $150 million, 6.70% senior debentures due September 24, 2007, generating cash proceeds to the Company, after issue costs, of $148 million. Subject to certain covenants, the debentures do not restrict the ability of the Company to raise additional equity capital or to incur additional unsecured debt. Certain of the Company's subsidiaries are restricted from incurring indebtedness in excess of specified amounts.

(in thousands of dollars)

	Available Credit	Utilized as of 31-Dec-01
Dundee Bancorp Inc. – credit facility*	$ 30,000	$ 26,383
Dundee Wealth Management Inc. – credit facility	20,000	16,986
Dundee Securities Corporation – call loan facility	100,000	–
	$ 150,000	$ 43,369

* *Exclusive of US$6.5 million facility supporting the Breakwater guarantee*

The Company and its subsidiaries have various credit facilities established with Canadian chartered banks. These credit facilities permit the Company to properly manage its resources in order to maintain sufficient liquidity to meet on-going working capital requirements, service its debt, ensure compliance with regulatory capital requirements, fund the expansion of its current operations and pursue new business opportunities. During 2001, Dundee Bancorp increased its unsecured borrowing facility by an additional $10 million, bringing total borrowing permitted pursuant to the credit facility to $30 million. Interest on the expanded facility is tiered in accordance with the Company's debt rating on its senior debentures. Dundee Wealth also maintains an unsecured credit facility for $20 million with a Canadian chartered bank. Dundee Securities, a 100% owned brokerage subsidiary of Dundee Wealth, has established a call loan facility with a Canadian chartered bank which is secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities.

During 2001, the Company paid $18.2 million (2000 – $21.4 million) to fund sales commissions. Cash flows from operations in Dynamic have been sufficient to fund these commissions internally. The Company, however, in the expectation of higher levels of sales, continuously monitors Dynamic's cash flows and is examining the use of outside sources of capital to meet the potential demand that would result from a sharp upswing in sales levels.

The Company will require capital to be set aside for its banking business plan at such time that the Canadian regulator may approve the Company's application to incorporate a bank. It is expected that the capital requirements will initially approximate $10 million and then will vary based on the level of client deposits, nature of assets and other regulatory requirements.

Management believes that cash flow generated from management and advisory activities, together with the Company's borrowing facilities will be sufficient to meet on-going working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

The Company has a share incentive arrangement for employees. The share incentive arrangement and the impact on current reported net earnings are outlined in note 9 to the Company's consolidated financial statements. In fiscal 2001, the Company issued a total of 98,802 Class A Subordinate Voting Shares under the terms of the share incentive arrangement.

In March 2001, the Company applied for and obtained approval from The Toronto Stock Exchange to purchase its own shares for cancellation under a normal course issuer bid. During 2001, the Company purchased 557,766 Class A Subordinate Voting Shares for cancellation pursuant to its normal course issuer bid, or otherwise, at a total cash outlay by the Company of $8.0 million. The Company continued to purchase Class A Subordinate Voting Shares under its normal course issuer bid during the first quarter of 2002, canceling a further 825,009 shares at a cost of $14.78 per share. Since 1993, when the Company first implemented a normal course issuer bid, the Company has acquired 9,490,827 shares for cancellation at a total cost of $128.6 million or $13.55 per share.

After the year-end, the Company announced that it had obtained approval from The Toronto Stock Exchange to continue to purchase its own common shares in the market for cancellation pursuant to a normal course issuer bid.

Early in 2002, the Company's Compensation Committee of the Directors of the Company approved the implementation of a Deferred Share Unit Plan (the "Plan"), subject to regulatory approval. The terms of the Plan provide for share compensation in lieu of cash to certain senior officers of the Company at the discretion of the Compensation Committee. Each unit will entitle the senior executive to a predetermined number of Class A Subordinate Voting Shares of the Company to be released to the senior executive only at retirement or termination of employment.

OUTLOOK

The year 2001 proved challenging as a result of weaker markets and general economic conditions. This resulted in unsatisfactory financial results. While the prospects for 2002 still remain uncertain, we are committed to our immediate strategy of reducing expenses, to creating wealth through our investment portfolio and to our vision of building a significant financial service business.

DUNDEE BANCORP INC.
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of Dundee Bancorp Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of three Directors, two of which are neither employees nor officers of the Company, and one who is a senior executive officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review its consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Arthur Andersen LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Ned Goodman
President
& Chief Executive Officer

Joanne Ferstman
Vice President
& Chief Financial Officer

Toronto, Canada
March 15, 2002

DUNDEE BANCORP INC.
AUDITORS' REPORT

To the Shareholders of
DUNDEE BANCORP INC.,

We have audited the consolidated balance sheets of Dundee Bancorp Inc. (the "Company"), as at December 31, 2001 and 2000, and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations, changes in shareholders' equity and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP

Toronto, Canada
March 15, 2002

DUNDEE BANCORP INC.
CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000
(expressed in thousands of Canadian dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and short term investments	$ 117,995	$ 106,456
Brokerage securities inventory (note 3)	10,613	4,786
Accounts receivable	39,281	39,682
Client accounts receivable	229,172	266,519
Investment portfolio (note 4)	441,324	495,753
Deferred sales commissions (note 5)	56,910	75,934
Capital and other assets (note 6)	154,837	129,915
TOTAL ASSETS	$ 1,050,132	$ 1,119,045
LIABILITIES		
Accounts payable and accrued liabilities (note 7)	$ 46,289	$ 52,703
Brokerage securities sold short (note 3)	2,094	1,842
Client deposits and related liabilities	269,615	258,621
Deferred acquisition obligations (note 7)	–	475
Current taxes payable	2,344	11,262
Corporate debt (note 8)	203,799	214,955
Future income tax liability (note 11)	42,415	50,307
Non controlling interest	37,721	18,943
	604,277	609,108
SHAREHOLDERS' EQUITY		
Share capital (note 9)		
Common shares	340,109	346,475
Retained earnings	105,746	163,462
	445,855	509,937
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,050,132	$ 1,119,045

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Ned Goodman, *Director*

Garth A.C. MacRae, *Director*

DUNDEE BANCORP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000
(expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2001	December 31, 2000
REVENUE		
Management and administration fees	$ 113,168	$ 124,011
Redemption fees	10,463	20,299
Financial services	115,647	147,330
	239,278	291,640
Investment income	8,421	21,157
Oil and gas sales, net of royalties (note 2)	981	–
	248,680	312,797
EXPENSES		
Selling, general and administrative	119,348	117,874
Variable compensation	60,299	82,973
Trailer fees	19,566	21,976
Operating costs, oil and gas properties (note 2)	434	–
	199,647	222,823
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	49,033	89,974
Amortization of deferred sales commissions	(37,262)	(44,562)
Depreciation, depletion and amortization (note 15)	(12,075)	(10,320)
Interest expense	(14,593)	(14,798)
OPERATING (LOSS) EARNINGS	(14,897)	20,294
Share of losses of equity accounted investments	(32,124)	(7,556)
Increase in investment provision to reflect decreases in value of investments	(19,379)	(9,548)
Income tax recovery (note 11)	7,902	7,163
Non controlling interest	1,533	(1,438)
NET (LOSS) EARNINGS	**$ (56,965)**	**$ 8,915**
NET (LOSS) EARNINGS PER SHARE		
Basic (loss) earnings per share	$ (2.17)	$ 0.34
Diluted (loss) earnings per share	$ (2.17)	$ 0.33

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000
(expressed in thousands of Canadian dollars)

	Common Shares	Deferred Acquisition Obligations	Retained Earnings	Total
Balance, December 31, 1999	$ 352,050	$ 372	$ 166,950	$ 519,372
Net earnings for the year	–	–	8,915	8,915
Change in opening retained earnings to account for change in accounting policy of equity accounted investees for income taxes (note 14)	–	–	(9,353)	(9,353)
Change in opening retained earnings to account for changes in other accounting policies of equity accounted investees (note 14)	–	–	(2,091)	(2,091)
Change in opening retained earnings and unrealized dilution gains, net of tax, to account for change in accounting for commissions on internal distribution of mutual funds (note 14)	(18)	–	443	425
Issuance of Class A subordinate shares for cash, net of costs	1,491	–	–	1,491
Issuance of Class A subordinate shares for non-monetary consideration	263	–	–	263
Deferred business acquisition obligations (note 7)	372	(372)	–	–
Acquisition of Class A subordinate shares for cancellation	(7,931)	–	(1,368)	(9,299)
Cancellation of options granted, net of tax	–	–	(34)	(34)
Unrealized dilution gains, net of tax	248	–	–	248
Balance, December 31, 2000	346,475	–	163,462	509,937
Net loss for the year	–	–	(56,965)	(56,965)
Change in opening retained earnings to account for change in accounting policy of equity accounted investees (note 14)	–	–	701	701
Issuance of Class A subordinate shares for cash, net of costs	714	–	–	714
Issuance of Class A subordinate shares for non-monetary consideration	625	–	–	625
Deferred business acquisition obligations (note 7)	–	(1,083)	–	(1,083)
Acquisition of Class A subordinate shares for cancellation	(6,669)	–	(1,295)	(7,964)
Cancellation of options granted, net of tax	–	–	(157)	(157)
Unrealized dilution gains, net of tax	47	–	–	47
Balance, December 31, 2001	**$ 341,192**	**$ (1,083)**	**$ 105,746**	**$ 445,855**

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000
(expressed in thousands of Canadian dollars)

	December 31, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) earnings	$ (56,965)	$ 8,915
Non cash items:		
Depreciation, depletion and amortization	49,337	54,882
Net investment gains	(1,715)	(15,542)
Increase in investment provision to reflect decreases in value of investments	19,379	9,548
Share of unremitted equity losses	32,124	7,556
Future income taxes	(10,353)	(17,050)
Non controlling interest	(1,533)	1,438
Other non cash components	3,479	3,438
	33,753	53,185
Changes in:		
Accounts receivable	5,421	2,418
Accounts payable and accrued liabilities	(10,577)	(15,756)
Current taxes payable	(8,805)	(13,966)
Brokerage securities inventory, net	(5,575)	(5,902)
Client accounts receivable net of deposits and related liabilities	48,341	(25,650)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	62,558	(5,671)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds on sales of portfolio investments	16,758	92,101
Acquisition of investments	(34,607)	(85,754)
Cash acquired in business acquisition (note 2)	11,390	–
Sales commissions paid on distribution of mutual funds	(18,238)	(21,350)
Other	(13,391)	(8,894)
CASH USED IN INVESTING ACTIVITIES	(38,088)	(23,897)
CASH FLOWS FROM FINANCING ACTIVITIES:		
(Decrease) increase in corporate debt	(6,983)	5,906
Issuance of Class A subordinate shares, net of costs	714	1,491
Issuance of shares in subsidiaries to non controlling interests	1,403	–
Acquisition of Class A subordinate shares	(7,964)	(9,299)
Cancellation of options granted	(101)	(61)
CASH USED IN FINANCING ACTIVITIES	(12,931)	(1,963)
NET INCREASE (DECREASE) IN CASH DURING THE YEAR	11,539	(31,531)
Cash, beginning of year	106,456	137,987
CASH, END OF YEAR	**$ 117,995**	**$ 106,456**
Cash flows from operating activities include the following:		
Interest paid	$ 13,506	$ 14,645
Taxes paid	$ 13,419	$ 25,865

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (tabular dollar amounts in thousands of Canadian dollars)

Dundee Bancorp Inc., ("Dundee Bancorp" or the "Company") is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 85%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's interest in each of its subsidiaries is 100% except for its interest in Dundee Wealth which, at December 31, 2001 and 2000, was 85%, and its interest in Eurogas Corporation ("Eurogas") which, at December 31, 2001 was 51%. The consolidated financial statements of the Company include the operating results of Eurogas since November 2001, the effective date of acquisition of control of Eurogas (see note 2). In addition, the Company's exploration, development and production activities in Eurogas are conducted jointly with other entities and accordingly, the accounts reflect only the Company's proportionate interest in such activities. All intercompany transactions have been eliminated in these financial statements.

Management Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Short Term Investments

Cash and short term investments are carried at cost which approximates fair value.

Brokerage Securities Owned and Securities Sold Short

Brokerage securities owned and securities sold short are recorded at fair value, which is based on quoted market prices or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. For non-listed securities, fair value is based on management's estimates.

Derivative financial instruments are carried at fair value with resulting gains and losses reported in current operations. The fair value of a derivative contract represents the amount the Company would have to pay a third-party to assume its obligations under the contract, or the amount a third-party would pay to receive the Company's benefits under the contract. Fair value for exchange traded options is based on quoted market prices. The Company's brokerage subsidiary primarily trades options on an agency basis.

Client Accounts

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis. These transactions are recorded on a trade date basis. If transactions are conducted on a margin basis, whereby the Company's brokerage subsidiary extends credit to a client for the purchase of securities, the securities purchased and/or other securities in the client's account are held as collateral for the amounts loaned. Amounts due from clients are carried at the contractual amount receivable, net of any allowances for credit losses.

Investment Portfolio

Investments in companies subject to significant influence are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee. Application of the equity method will result in the recognition of a dilution gain or loss if the Company's interest in the investment is diluted as a result, for example, of the issuance of additional shares by the investee.

Other investments are accounted for using the cost method unless it is determined by management that an impairment in value that is other than temporary has occurred, at which point a provision is recorded.

Financial Instruments

The Company's investment portfolio includes publicly listed and privately issued securities. Changes in interest rates may indirectly affect the value of these securities. An investment, including an equity accounted investment, may be written down to reflect a decrease in the underlying net realizable value of the investment if, in the opinion of management, such decrease is other than temporary.

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to brokers and dealers, including investment advisors registered through subsidiaries of Dundee Wealth (see note 14), on the sale of mutual fund units sold on a deferred sales charge basis. Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five year period.

Capital and Other Assets

Exploration and Development Expenditures

Included in capital and other assets are deferred exploration and development expenditures incurred by the Company's 51%-owned subsidiary, Eurogas. These expenditures are recorded by the Company pursuant to the full cost method of accounting. Under the full cost method, all costs related to the exploration for and development of oil and gas reserves are accumulated and deferred in separate cost pools, on a country-by-country basis. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When a significant portion of properties is sold, a gain or loss is recorded and reflected in the statement of operations. Exploration and development expenditures are reported net of a provision for site restoration and abandonment costs.

The Company calculates a "cost ceiling" which limits the net book value of exploration and development expenditures to the undiscounted and unescalated estimated future net revenues from production of proven reserves based upon period end prices, plus the cost of unproven properties after deduction of expected associated future costs. Additional depletion is provided if the net book value of exploration and development expenditures exceed such future revenues.

Depreciation and depletion of oil and gas properties and equipment is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until quantities of proven reserves are found or impairment occurs.

The Company annually evaluates costs of future well abandonment and site restoration for its properties. The estimated costs are provided for by the unit-of-production method and are included in depreciation, depletion and amortization expense. Actual costs of well abandonment and site restoration are charged to the accumulated provision when incurred.

Pre-production Exploration Costs

Eurogas is currently engaged in a pre-production stage exploratory program in Tunisia and a major underground natural gas storage project in Spain. All associated costs have been capitalized. For projects that have not reached commercial production, the capitalized costs are not amortized but are assessed annually for impairment and when recovery is considered unlikely, are written off. The recovery of the capitalized costs is dependent on the existence of economically recoverable oil and gas reserves, securing appropriate markets for oil and natural gas and obtaining appropriate financing to bring the projects to commercial production.

Goodwill and Other Intangible Assets

The excess of the purchase price over the estimated fair value of the assets acquired in business acquisitions is being amortized on a straight-line basis over 20 years. The Company regularly evaluates the carrying value of this amount by reviewing the returns of the related businesses or assets, taking into account the risk associated with each investment.

Mutual fund advisory and management contracts acquired are amortized on a straight-line basis over a 20 year period.

Corporate debt issue costs are amortized over the term of the debt.

Capital and Other Tangible Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining balance basis. Annual amortization rates adopted by the Company range from 10% to 35%.

Leasehold improvements are amortized on a straight-line basis over the lease terms.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund.

Revenue Recognition

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis. The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks. Performance fees are also recognized on an accrual basis.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Financial services revenue, including securities transactions and related commission revenues and expenses, are recorded in the accounts on a trade date basis.

Brokerage securities owned and securities sold short are recorded at fair value. Both realized and unrealized gains and losses from securities owned and securities sold short are included in the determination of net earnings.

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, and realized investment gains or losses in respect of the Company's investment portfolio.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying assets and liabilities are expected to be realized.

Foreign Currency Translation

All foreign currency denominated amounts, including those of integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the balance sheet date for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items. Translation gains or losses are included in the determination of net earnings.

Earnings per Share

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares ("Class B Shares") outstanding during 2001 of 26,211,526 (2000 – 26,350,480).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method (see note 14). The weighted average number of shares outstanding during 2000, calculated on a diluted basis, would increase by 621,050. Because the Company incurred losses during the current year, options outstanding would be anti-dilutive.

Reclassification of 2000 Amounts

Certain of the prior year amounts have been reclassified to conform with the basis of presentation adopted for 2001.

2. BUSINESS ACQUISITIONS

In November 2001, the Company acquired in the open market and by way of a private transaction, an additional 3,754,200 common shares of Eurogas for cash consideration of $794,000 and settlement of amounts otherwise receivable by the Company totalling $969,000, bringing its total investment to 38,502,193 common shares or 51% of total common shares of Eurogas issued and outstanding. The total carrying value of Eurogas after the acquisition, including the Company's share of earnings and losses under the equity method of accounting, adjusted for tax, was $22,685,000. Subsequent to the transaction, the Company has accounted for its investment in Eurogas on a consolidated basis.

The consolidation of Eurogas has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values as of November 22, 2001, the effective date of acquisition of control. A summary of the fair value of assets acquired is as follows:

Cash	$ 11,390
Oil and gas properties	29,763
Other assets acquired	8,773
	49,926
Liabilities assumed	4,849
Future income tax liability associated with oil and gas properties	2,860
Non controlling interest in subsidiaries of Eurogas	1,418
	9,127
TOTAL ASSETS ACQUIRED NET OF LIABILITIES ASSUMED	40,799
Attributable to non controlling shareholders of Eurogas	(18,114)
	$ 22,685
Consideration:	
Cash	$ 794
Settlement of amounts otherwise receivable by the Company	969
Carrying value of Eurogas investment at date of acquisition	20,922
	$ 22,685

3. BROKERAGE SECURITIES OWNED AND SECURITIES SOLD SHORT

The Company's brokerage securities owned and securities sold short are as follows:

	2001		2000	
	Securities Owned	Securities Sold Short	Securities Owned	Securities Sold Short
Bonds and other debt instruments	$ 4,788	$ 892	$ 2,515	$ 153
Equities	5,813	1,190	2,153	1,680
Options	12	12	118	9
	$ 10,613	**$ 2,094**	**$ 4,786**	**$ 1,842**

From time to time, the Company's brokerage subsidiary may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary may incur a loss if the market value of these securities subsequently increases.

Derivative Financial Instruments

The Company's brokerage subsidiary trades in certain derivative instruments for the purpose of managing proprietary trading strategies or for the purpose of risk management.

The Company's brokerage subsidiary uses forward contracts to cover outstanding obligations in either Canadian or U.S. currency. Forward contract transactions involve the future delivery of an amount of a currency at a specified price at a specified time.

The following table discloses the outstanding contracts as at December 31, 2001 and 2000:

		2001		2000
	Buy	Sell	Buy	Sell
USD Forward Contracts	$ 1,802	$ 3,820	$ 3,147	$ 6,142

All forward contracts are short term in nature and mature within 30 days.

4. INVESTMENT PORTFOLIO

					2001					2000
	Year end ownership	Listed	Non-quoted	Loans	Total	Year end ownership	Listed	Non-quoted	Loans	Total
Equity Accounted Investments										
Black Hawk Mining Inc.	19%	$ 4,079	$ –	$ –	$ 4,079	19%	$ 3,607	$ –	$ –	$ 3,607
Breakwater Resources Ltd.	29%	27,518	–	–	27,518	29%	60,102	–	–	60,102
Dundee Realty Corporation	40%	137,949	–	–	137,949	33%	121,540	–	–	121,540
Eurogas Corporation	–	–	–	–	–	45%	13,918	–	9,849	23,767
Repadre Capital Corporation	22%	14,470	–	–	14,470	–	–	–	–	–
Zemex Corporation	36%	36,481	–	–	36,481	34%	36,559	–	–	36,559
Other		6,046	–	3,668	9,714		7,271	–	1,991	9,262
Marketable Securities		79,185	–	–	79,185		77,350	–	–	77,350
Other Portfolio Investments		94,702	14,270	22,956	131,928		109,198	29,330	25,038	163,566
		$ 400,430	$ 14,270	$ 26,624	$ 441,324		$ 429,545	$ 29,330	$ 36,878	$ 495,753

The fair market value of the investment portfolio as of December 31, 2001 approximates $423,000,000 (2000 – $438,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

As of December 31, 2001, the Company has investments of $87,576,000 (2000 – $85,374,000) in investment products which are managed by a wholly-owned subsidiary of Dundee Wealth. Transactions on these assets are conducted on the same basis as third-party investors.

Income From Investment Portfolio

Income generated by the Company's merchant banking and investment portfolio includes:

	2001	2000
Interest, dividends and foreign exchange	$ 6,706	$ 5,614
Realized investment gains, net	1,715	15,543
	8,421	21,157
Share of losses of equity accounted investments	(31,400)	(4,741)
Losses from dilutions of interest in equity accounted investments	(724)	(2,815)
	(32,124)	(7,556)
Increase in investment provision to reflect decreases in value of investments	(19,379)	(9,548)
	$ (43,082)	**$ 4,053**

5. DEFERRED SALES COMMISSIONS

	2001	2000
Deferred sales commissions, beginning of year	$ 75,934	$ 99,146
Commissions funded during the year	18,238	21,350
Amortization during the year	(37,262)	(44,562)
Deferred sales commissions, end of year	**$ 56,910**	**$ 75,934**

6. CAPITAL AND OTHER ASSETS

			2001	2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Fixed assets	$ 41,997	$ 21,304	$ 20,693	$ 18,200
Goodwill	112,453	21,687	90,766	99,082
Oil and gas properties	30,671	302	30,369	–
Corporate debt issue costs	1,565	666	899	1,057
Other	14,796	2,686	12,110	11,576
	$ 201,482	**$ 46,645**	**$ 154,837**	**$ 129,915**

The following table summarizes oil and gas properties and capital expenditures thereon on a country-by-country basis:

							As at December 31, 2001	
		Canada		Spain		Tunisia		Total
Net book value at date of acquisition (see note 2)	$	14,096	$	4,702	$	10,965	$	29,763
Capital expenditures since acquisition		435		37		436		908
Depletion		(302)		–		–		(302)
Net book value, December 31, 2001	$	**14,229**	$	**4,739**	$	**11,401**	$	**30,369**

7. OBLIGATIONS AND OTHER LIABILITIES IN RESPECT OF BUSINESS ACQUISITIONS

Obligations in respect of business acquisitions are reflected in accounts payable and accrued liabilities or in deferred acquisition obligations. During 2001, the Company reduced accounts payable and accrued liabilities by $3,400,000 (2000 – Nil) representing costs incurred as part of the business acquisitions completed in 1999 or amounts no longer required. The Company paid cash of $475,000 in settlement of certain other outstanding deferred obligations. In 2000, the Company paid $5,295,000 in settlement of outstanding obligations through the issuance of 26,078 Subordinate Shares with an ascribed value of $372,000, issuance of shares in Dundee Wealth with an ascribed value of $361,000, cash payments of $4,478,000 and the cancellation of obligations in the amount of $84,000.

The Company issued a total of 83,015 Subordinate Shares as partial consideration pursuant to the terms of a business acquisition completed in May 1998. These shares were subject to an escrow agreement and were to be released in each of the four years following the date of acquisition, subject to achieving predefined income levels in the organization acquired. During 2001, the Company determined that it expects to cancel a total of 40,097 Subordinate Shares due to these income levels not being achieved. Accordingly, the Company has reduced the carrying value of its goodwill associated with this investment by $1,083,000, being the value of the 40,097 Subordinate Shares originally issued. This amount has been included as a reduction in shareholders' equity.

8. CORPORATE DEBT

		2001		2000
Corporate				
$150,000,000 – 6.70% senior debentures due September 24, 2007	$	149,734	$	149,688
Revolving term credit facility		26,383		9,468
Subsidiary companies				
Revolving term credit facility, Domestic		16,986		12,956
Revolving term credit facilities, International		–		7,092
Call loans		–		23,284
Infinity Income Trust		7,641		9,412
Notes payable		2,281		2,281
Other		774		774
	$	203,799	$	214,955

Senior Debentures – On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the "Debentures") at a discount of $3.09 per $1,000 principal amount. Net proceeds of the issue, after commissions and related expenses, were $147,977,000. The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year. The Debentures are redeemable in whole or in part at any time, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%. At December 31, 2001, the fair value of the Debentures, based on quoted market values was $129,378,000 (2000 – $136,020,000).

Revolving Term Credit Facilities, Domestic – During 2001, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to July 10, 2002, and increasing the amount available pursuant to the credit facility to $30,000,000. The renewed credit facility provides for a tiered interest rate structure based on the Company's public debt rating on its Debentures. Based on the Company's current debt rating, Canadian dollar draws on the credit facility bear interest, at the Company's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1% (previously 5/8 of 1%). United States dollar borrowings under the credit facility bear interest, based on the current debt rating on the Company's Debentures, at US Base Rate or, at the Company's option, at the London Inter-Bank Offer Rate plus 1%. The Company is subject to a standby fee of 1/4 of 1% on unused amounts under the facility. At December 31, 2001, $26,383,000 (2000 – $9,468,000) had been borrowed under the Company's credit facility. The average interest rate paid by the Company on Canadian dollar draws during 2001 was 5.69% (2000 – 7.50%). The Company also borrowed through Corporate Bankers' Acceptances at an average rate for the year of 5.00% (2000 – 6.48%).

On November 15, 2001, the Company increased its facility by US$6,500,000 pursuant to its commitment to the banking syndicate of Breakwater Resources Ltd. (see note 10).

The Company's subsidiary, Dundee Wealth, renewed its unsecured revolving term credit facility for $20,000,000 with a Canadian chartered bank, extending the expiry date to August 29, 2002. Canadian dollar draws on the credit facility bear interest, at Dundee Wealth's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1% (previously 5/8 of 1%). The credit facility now provides for United States dollar borrowings at US Base Rate or, at Dundee Wealth's option, at the London Inter-Bank Offer Rate plus 1%. Dundee Wealth is subject to a standby fee of 1/4 of 1% on unused amounts under the credit facility. At December 31, 2001, $16,986,000 (2000 – $12,956,000) had been borrowed pursuant to Dundee Wealth's credit facility. The average interest rate paid by Dundee Wealth on Canadian dollar draws during 2001 was 6.37% (2000 – 7.50%). Dundee Wealth also borrowed through Corporate Bankers' Acceptances at an average rate for the year of 5.04% (2000 – 6.46%).

Borrowings under the Canadian revolving term credit facilities bear interest at floating rates and, accordingly, their fair value approximates their carrying value.

Revolving Term Credit Facilities, International – The Company previously arranged for various revolving term credit facilities totalling US$6,000,000 to fund the expected start up costs of its operations in India. As part of the Company's decision to discontinue its business interests in India, the Company repaid or otherwise provided for all borrowings pursuant to these credit facilities. In the previous year, interest on the credit facilities accrued at various rates between 13.0% and 14.0%. At December 31, 2000, the Company had borrowed US$4,700,000 (Cdn$7,100,000) pursuant to these credit facilities.

Call Loans – Dundee Wealth's brokerage subsidiary may borrow pursuant to a call loan facility with a Canadian chartered bank, to a maximum of $100,000,000, primarily to facilitate the securities settlement process for both client and firm inventory transactions. Call loans are collateralized by either unpaid client securities or securities owned by the brokerage subsidiary. There were no amounts outstanding against the call loan facility on December 31, 2001 (2000 – $23,284,000). Dundee Wealth's brokerage subsidiary paid interest on the outstanding call loan balance at interest rates between 3.00% and 6.25% on Canadian funds (2000 – 5.50% and 6.50%) and between 2.38% and 6.63% on U.S. funds (2000 – 6.44% and 7.13%).

Infinity Income Trust – As part of a business acquisition completed by Dundee Wealth in 1999, Dundee Wealth assumed certain obligations to the Infinity Income Trust (the "Trust"). The Trust was formed for the purpose of financing the deferred sales commissions of Dynamic Focus + Mutual Funds for the period August 1, 1997 up to and including February 26, 1998. Amounts owed to the Trust are detailed below:

		2001		2000
Secured notes	$	5,914	$	7,685
Participation certificates		1,727		1,727
	$	7,641	$	9,412

Interest on the secured notes is charged at 5% per annum. No interest is charged on the participation certificates. A subsidiary of Dundee Wealth has ceded a portion of its monthly management fee from the Dynamic Focus + Mutual Funds, calculated as 0.55% per annum of the net asset value of the units where the sales commissions were financed by the Trust, to be applied against amounts outstanding. Repayments will be applied first to interest, then to the secured notes, and finally to the participation certificates. The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining mutual fund units financed by the Trust. In the event that the monthly management fee ceded is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amount outstanding will not be required to be repaid by Dundee Wealth. The secured notes are secured by a general security interest registered under the Personal Property Security Act in the accounts of certain mutual funds managed by Dynamic Mutual Funds Ltd., a wholly-owned subsidiary of Dundee Wealth.

9. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

Common Shares

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes respectively, for each such share held. The Subordinate Shares and Class B Shares will participate equally, share for share, as to dividends. The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time. In the event of an offer to purchase the Class B Shares by a third-party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

Preference Shares

First Preference Shares

Each series of first preference shares will rank on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares

Each series of second preference shares will rank junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares

Each series of third preference shares will rank junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL	
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 1999	25,708,647	$ 303,061	1,079,765	$ 8,479	26,788,412	$ 311,540
Issued (redeemed) during the year ended December 31, 2000						
Redeemed pursuant to issuer bid	(664,055)	(7,931)	–	–	(664,055)	(7,931)
Issuance of shares for cash	100,000	1,420	–	–	100,000	1,420
Issuance of shares under the employee share incentive plan	15,191	266	–	–	15,191	266
Issuance of shares in business acquisitions	26,078	372	–	–	26,078	372
Options exercised	7,050	68	–	–	7,050	68
Conversion from Class B Shares to Subordinate Shares	20,644	162	(20,644)	(162)	–	–
Reinstatement of shares	7	–	–	–	7	–
Outstanding December 31, 2000	25,213,562	297,418	1,059,121	8,317	26,272,683	305,735
Issued (redeemed) during the year ended December 31, 2001						
Redeemed pursuant to issuer bid	(557,766)	(6,669)	–	–	(557,766)	(6,669)
Issuance of shares under the employee share incentive plan	43,802	746	–	–	43,802	746
Options exercised	55,000	593	–	–	55,000	593
Conversion from Class B Shares to Subordinate Shares	8,217	65	(8,217)	(65)	–	–
Outstanding December 31, 2001	24,762,815	$ 292,153	1,050,904	$ 8,252	25,813,719	300,405
Dilution gain						40,787
Deferred acquisition obligations						(1,083)
Total Share Capital Outstanding December 31, 2001						**$ 340,109**

Share Incentive Plan

Certain employees of the Company and its subsidiaries may be entitled to participate in the Company's Share Incentive Plan. The Share Incentive Plan consists of a share purchase plan, a share bonus plan and a share option plan.

Share Purchase Plan

Under the Share Purchase Plan, participants may contribute up to a specified maximum of their annual income towards the purchase of Subordinate Shares of the Company from treasury. Participants in the Share Purchase Plan will receive a matching contribution from the Company, such contribution being used to purchase Subordinate Shares in the open market for distribution to employees. The Company may issue a maximum of 660,000 Subordinate Shares from treasury pursuant to the Share Purchase Plan. During 2001, participants contributed $121,000 to the Share Purchase Plan and received 7,715 Subordinate Shares issued from treasury. The Company recognized compensation expense of $121,000 in respect of the Share Purchase Plan, the entire amount of which was used to purchase Subordinate Shares in the open market. There were no Subordinate Shares issued under the Share Purchase Plan in 2000.

Share Bonus Plan

The Share Bonus Plan permits the issuance of up to a maximum of 500,000 Subordinate Shares from treasury as bonus payments to eligible employees. During 2001, the Company issued 27,000 (2000 – 15,000) Subordinate Shares from treasury and recognized bonus compensation expense of $456,000 (2000 – $263,000). In addition, as of December 31, 2001, the Company has approved the issuance of 5,000 (2000 – Nil) Subordinate Shares to certain employees of the Company conditional on such employees remaining employed by the Company until specified dates.

Share Option Plan

The Company may, from time to time, grant options to eligible participants for up to a maximum of 4,000,000 Subordinate Shares of the Company. Options granted will have an exercise price equal to the market value of the Company's Subordinate Shares on the date the options are granted. Consequently, the Company does not recognize compensation expense on the issuance of these options. Each option becomes exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant. The options expire 10 years from the date of grant.

Further details on options granted during the years ended December 31, 2001 and 2000 and a summary of the status of the Company's Share Option Plan are detailed below:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,007,605	$ 14.45	2,698,509	$ 14.88
Granted	125,000	$ 14.05	435,000	$ 14.82
Exercised	(83,052)	$ 10.80	(7,776)	$ 9.58
Cancelled	(100,821)	$ 15.49	(118,128)	$ 25.92
Outstanding, end of year	**2,948,732**	**$ 14.50**	**3,007,605**	**$ 14.45**
Exercisable at December 31	2,384,619	$ 14.46	2,077,936	$ 14.24

Options outstanding as at December 31, 2001 are as follows:

Exercise Price Range	Options Outstanding	Weighted Average Exercise Price	Remaining Contractual Life (Years)	Options Exercisable
$3.00 to $4.50	421,228	$ 3.18	0.20	421,228
$7.13 to $9.88	356,501	$ 9.21	2.54	356,501
$13.15 to $17.75	1,918,503	$ 15.49	6.53	1,354,390
$27.25 to $40.75	252,500	$ 33.32	5.86	252,500

Dilution Gain

As a result of a reorganization and business acquisitions completed in 1999 and 2000, the Company's investment in Dundee Wealth was diluted from 100% to approximately 85%. For financial reporting purposes, the Company is considered to have disposed of approximately 15% of its interest in Dundee Wealth resulting in a dilution gain of approximately $40,787,000, net of taxes of $20,429,000. This dilution gain was recorded directly to shareholders' equity.

Retained Earnings

During 2001, the Company purchased for cancellation 557,766 Subordinate Shares (2000 – 664,055) having an aggregate stated capital of $6,669,000 (2000 – $7,931,000). The difference between the purchase price of $7,964,000 (2000 – $9,299,000) and the stated capital has been charged to retained earnings.

10. CONTINGENCIES AND COMMITMENTS

Dundee Wealth and certain of its subsidiaries are defendants in certain legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

The Company and its subsidiaries have lease agreements for premises pursuant to which minimum lease payments, exclusive of operating costs and realty taxes, are as follows:

2002	$ 6,827
2003	5,242
2004	3,452
2005	3,401
2006	3,010
Thereafter	6,942
	$ 28,874

The Company has issued guarantees and letters of credit totalling approximately $11,350,000 at December 31, 2001 (2000 – $21,201,000) to cover potential indebtedness of certain companies. Included in the amount is a letter of credit for US$6,500,000 issued to the banking syndicate of Breakwater Resources Ltd. to increase its loan facility. The letter of credit amount, if drawn, will rank pari passu with the bank's fixed asset security for its loan to Breakwater Resources Ltd. Subsequent to December 31, 2001, the Company was issued a warrant to purchase up to 15,400,705 common shares of Breakwater Resources Ltd. at a price of $0.20 per common share which will expire on March 2, 2007 and will be entitled to receive an additional warrant to purchase up to 15,400,705 common shares at $0.20 per share if certain conditions materialize.

11. INCOME TAXES

The amount of income taxes recoverable by the Company differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2001	2000
Combined Canadian federal and provincial income tax rate of 42% (2000 – 44%)	$ (27,715)	$ 1,402
Non deductible expenses	3,885	2,415
Benefit of Canadian losses not recognized	1,824	–
Benefit of foreign losses not recognized	22,258	2,603
Effect of expected income tax rate reductions on future income tax assets and liabilities	(6,426)	(13,904)
Other	(1,728)	321
	$ (7,902)	**$ (7,163)**

Under the asset and liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the carrying value for financial reporting purposes and tax bases of assets and liabilities. These differences are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The current year income tax recovery reflects an adjustment to future income tax assets and liabilities in the amount of $6,426,000 (2000 – $13,904,000) to account for reductions in expected corporate income tax and capital gains inclusion rates as proposed by the federal and provincial governments during 2001 and 2000.

Significant components of the Company's future income tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Future income tax assets		
Tax loss carry forwards	$ 14,638	$ 14,885
Capital assets	2,731	1,291
Other	2,175	2,877
	19,544	19,053
Future income tax liabilities		
Investment portfolio, including equity accounted investments	29,383	26,119
Unrealized dilution gain on reorganization	9,219	11,045
Deferred sales commissions	20,244	30,677
Oil and gas properties	2,676	–
Management contracts	417	544
Other	20	975
	61,959	69,360
Net future income tax liability	**$ 42,415**	**$ 50,307**

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that these future income tax assets will be realized.

12. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results and net assets of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Corporate and Merchant Banking

The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried on by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

SEGMENTED ASSETS	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
	2001	2000	2001	2000	2001	2000	2001	2000
Cash and short term investments	$ 95,194	$ 83,895	$ 2,721	$ 17,638	$ 8,735	$ 4,923	$ 106,650	$ 106,456
Brokerage securities inventory	10,613	4,786	–	–	–	–	10,613	4,786
Accounts receivable	32,694	32,814	3,765	3,213	1,570	3,655	38,029	39,682
Amounts due from subsidiaries	–	–	43,196	36,358	–	–	43,196	36,358
Client accounts receivable	229,172	266,519	–	–	–	–	229,172	266,519
Investment portfolio	13,836	10,541	427,288	477,090	–	–	441,124	487,631
Deferred sales commissions	56,910	71,792	–	4,142	–	–	56,910	75,934
Capital and other assets	92,427	94,156	25,295	27,594	6,746	8,165	124,468	129,915
	$ 530,846	$ 564,503	$ 502,265	$ 566,035	$ 17,051	$ 16,743	1,050,162	1,147,281
Intersegment assets							(43,196)	(36,358)
Oil and gas properties and associated assets							42,966	–
Residual carrying value of investment in India							200	8,122
							$ 1,050,132	$ 1,119,045

SEGMENTED LIABILITIES	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
	2001	2000	2001	2000	2001	2000	2001	2000
Accounts payable and accrued liabilities	$ 34,725	$ 43,655	$ 7,483	$ 8,925	$ 364	$ 598	$ 42,572	$ 53,178
Brokerage securities sold short	2,094	1,842	–	–	–	–	2,094	1,842
Client deposits and related liabilities	269,615	258,621	–	–	–	–	269,615	258,621
Current taxes payable	5,536	6,265	(3,192)	4,997	–	–	2,344	11,262
Amounts due to parent	12,587	10,675	–	–	30,603	25,683	43,190	36,358
Corporate debt	24,627	45,652	179,172	162,211	–	–	203,799	207,863
Future income tax liability	7,798	14,601	35,603	35,706	–	–	43,401	50,307
Non controlling interest	18,184	18,943	–	–	–	–	18,184	18,943
	$ 375,166	$ 400,254	$ 219,066	$ 211,839	$ 30,967	$ 26,281	625,199	638,374
Intersegment liabilities							(43,196)	(36,358)
Oil and gas properties and associated liabilities							20,274	–
Expected liabilities associated with discontinued operations in India							2,000	7,092
							$ 604,277	$ 609,108

SEGMENTED (LOSS) EARNINGS	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenues	$ 235,256	$ 285,544	$ 16,388	$ 34,678	$ 3,719	$ 2,557	$ 255,363	$ 322,779
Expenses	239,330	260,847	23,660	34,192	5,365	7,446	268,355	302,485
OPERATING (LOSS) EARNINGS	(4,074)	24,697	(7,272)	486	(1,646)	(4,889)	(12,992)	20,294
Other items:								
Equity losses	–	–	(32,124)	(7,556)	–	–	(32,124)	(7,556)
Investment provision	(939)	–	(10,487)	(9,548)	–	–	(11,426)	(9,548)
Non controlling interest	1,544	(1,438)	(11)	–	–	–	1,533	(1,438)
(LOSS) EARNINGS BEFORE TAXES	$ (3,469)	$ 23,259	$ (49,894)	$ (16,618)	$ (1,646)	$ (4,889)	(55,009)	1,752
Oil and gas properties							51	–
Discontinuance of operations in India							(9,909)	–
Income tax recovery							7,902	7,163
							$ **(56,965)**	$ **8,915**

13. FINANCIAL INSTRUMENTS

In the normal course of business, subsidiaries of Dundee Wealth may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries' exposure to market risk. Each type of contract will limit, or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

Credit Risk

Credit risk arises from the potential for a counterparty to default on a contractual obligation. Certain of Dundee Wealth's subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction. Dundee Wealth's subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy. For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins. Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up front payment of the premium.

Certain of the Company's other activities are subject to the risk of counterparty non-performance. In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment. Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulatory guidelines.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Market Risk

The Company is exposed to the risk of loss resulting from changes in prices of financial instruments in markets in which the Company participates such as the interest rate, equity, and to a lesser extent, foreign exchange markets. As financial instruments held for trading are recognized at market values, these changes affect reported earnings as they occur.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company does not hedge its exposure to interest rate risk as it is minimal.

14. ACCOUNTING CHANGES

Accounting for Commissions Paid on the Sale of Corporate Products by Internal Sales Force of Investment Advisors

Effective January 1, 2001, the Company changed its accounting policy for commissions paid on the sale of corporate products by Dundee Wealth's internal sales force of investment advisors registered with Dundee Wealth's wholly-owned subsidiaries, Dundee Securities Corporation and Dundee Private Investors Inc. Under the new policy, which has been adopted retroactively with restatement of prior periods, commissions paid to these investment advisors are deferred and amortized over a five year period. This is consistent with the Company's policy in respect of commissions paid on the sale of corporate products by third-party brokers and dealers. Previously, these amounts were included as variable compensation costs.

Changes in Accounting Policies Adopted by Equity Accounted Investees

During the current year, several of the Company's equity accounted investees adopted new accounting policies, resulting in adjustments applied either retroactively with restatement of prior periods or through opening retained earnings for the current year. The Company's earnings reflect its proportionate interest in these adjustments, the most significant of which are summarized below:

- Breakwater Resources Ltd. adopted a new accounting policy in respect of revenue recognition. Under the new policy, revenue is recognized following the transfer of title of metal concentrate. Previously, revenue was recognized when the ore was mined, processed and in deliverable form.
- Breakwater Resources Ltd. early adopted the new CICA recommendations for the elimination of the deferral and amortization of unrealized gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the reporting period.
- In 2000, certain of the Company's equity accounted investees implemented the new recommendations of the CICA with respect to accounting for income taxes. Adoption of the new recommendation by equity accounted investees resulted in a charge against the investees opening retained earnings as of January 1, 2000. During the current year, the Company recorded its proportionate share in any opening retained earnings adjustments of the investees not previously recognized through an adjustment in the Company's opening retained earnings on January 1, 2001.
- In March 2000, the CICA issued "Accounting Guideline 11, Enterprises in the Development Stage". After consideration of the guidance provided, certain of the Company's equity accounted investees have determined that it is appropriate to expense certain exploration and development costs previously capitalized. These entities have charged a portion of their previously deferred exploration and development costs against opening retained earnings on January 1, 2001. The Company has made a corresponding adjustment to its January 1, 2001 opening retained earnings to recognize its proportionate interest in these amounts.

The cumulative effect of the above changes in accounting policies is summarized in the table below:

	2001	2000
Changes in Statements of Operations		
Decrease in variable compensation expense	$ (3,865)	$ (3,953)
Increase in operating earnings before interest, taxes and other non cash items	3,865	3,953
Increase in amortization of deferred sales commissions	1,375	698
Increase in operating earnings	2,490	3,255
Increase in share of earnings of equity accounted investments	927	1,795
Decrease in income tax recovery	1,358	2,193
Increase in non controlling interest	275	299
Increase in net earnings	1,784	2,558
Changes in Assets and Liabilities		
Decrease in investment portfolio	(352)	(1,980)
Increase in deferred sales commissions	6,626	4,136
Increase in future income tax liability	2,248	893
Increase in non controlling interest	665	371
Decrease in share capital	(34)	(18)
Increase (decrease) in opening retained earnings	1,611	(1,648)
Increase in closing retained earnings	3,394	910

Earnings per Share

In December 2000, the CICA issued CICA Handbook Section 3500, "Earnings per Share", which the Company adopted on January 1, 2001. Under the new guideline, the treasury stock method is used, instead of the imputed interest approach used previously, for determining the dilutive effect of warrants and options. In order to determine diluted earnings per share, the treasury method assumes that any proceeds from the exercise of options or warrants would be used to purchase common shares at the average market price during the period. This change has had no impact on the reported loss per share in the current year. In 2000, the effect of implementing this change is to reduce diluted earnings per share from $0.34 per share to $0.33 per share.

(dollar amounts in thousands except per share amounts)

	2001			2000		
	Net Loss	Weighted Average Shares	Net Loss per Share	Net Earnings	Weighted Average Shares	Net Earnings per Share
Basic (loss) earnings available to common shareholders	$ (56,965)	26,211,526	$ (2.17)	$ 8,915	26,350,480	$ 0.34
Effect of dilutive securities						
Options outstanding	–	–		–	621,050	
Diluted (loss) earnings per share	**$ (56,965)**	**26,211,526**	**$ (2.17)**	**$ 8,915**	**26,971,530**	**$ 0.33**

Options to purchase 836,669 (2000 – 862,337) common shares were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares during the respective period.

15. FUTURE ACCOUNTING POLICY CHANGES

The Company will be required to adopt the following accounting standards in future years.

Goodwill and Other Intangible Assets

In August 2001, the CICA issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". This section addresses the accounting and disclosure requirements for goodwill and other intangible assets and will be effective for fiscal 2002. Under this section, intangible assets with a finite life will continue to be amortized over their useful lives. However, goodwill and intangible assets with an indefinite life will no longer be amortized but must be reviewed, at least annually, for impairment. This section provides specific guidance for testing for impairment of these assets. Impairment testing on the excess of the purchase price over the estimated fair value of net assets acquired in business combinations and other intangible assets is expected to be completed in the early part of 2002. Management does not currently expect any impairment in the underlying value of these assets.

Stock-Based Compensation

In November 2001, the CICA issued CICA Handbook Section 3870, "Stock-based Compensation". Section 3870 provides guidance in accounting for stock-based awards that may be granted to employees, officers, directors and non-employees of the Company. Under certain conditions, the new section requires the use of a fair-value-based method to account for certain stock-based compensation arrangements. The new section will be effective for fiscal 2002. Although stock options issued by the Company pursuant to its Share Incentive Plan (see note 9) will not be accounted for using a fair-value-based method, the Company will be required to disclose pro-forma fair-value-based income and earnings per share under the new standard. In addition, obligations of the Company under other stock-based compensation arrangements, such as the Share Bonus Plan, will be immediately recognized in the Consolidated Statement of Operations. Currently, compensation expense is only recognized in earnings when obligations under stock-based arrangements are actually settled in shares. The impact of these changes to the Company is not determinable as it will be partially dependent on the Company's share price on the date such awards are granted.

QUARTERLY FINANCIAL INFORMATION

(unaudited)

	1st Quarter 2001	1st Quarter 2000	2nd Quarter 2001	2nd Quarter 2000	3rd Quarter 2001	3rd Quarter 2000	4th Quarter 2001	4th Quarter 2000	YTD 2001	YTD 2000
REVENUE										
Management and administration fees	$ 28,619	$ 29,852	$ 28,168	$ 29,796	$ 26,926	$ 31,374	$ 29,455	$ 32,989	$113,168	$124,011
Redemption fees	2,936	8,974	2,832	4,364	2,401	3,917	2,294	3,044	10,463	20,299
Financial services	32,834	48,669	28,627	34,223	22,658	30,506	31,528	33,932	115,647	147,330
	64,389	87,495	59,627	68,383	51,985	65,797	63,277	69,965	239,278	291,640
Investment income	4,557	19,205	713	(740)	4,184	342	(1,033)	2,350	8,421	21,157
Oil and gas sales, net of royalties	–	–	–	–	–	–	981	–	981	–
	68,946	106,700	60,340	67,643	56,169	66,139	63,225	72,315	248,680	312,797
EXPENSES										
Selling, general and administrative	27,437	25,361	30,279	27,662	31,353	28,875	30,279	35,976	119,348	117,874
Variable compensation	18,880	28,318	13,469	19,467	11,503	16,314	16,447	18,874	60,299	82,973
Trailer fees	5,202	5,483	4,835	5,432	4,807	5,650	4,722	5,411	19,566	21,976
Operating costs, oil and gas properties	–	–	–	–	–	–	434	–	434	–
	51,519	59,162	48,583	52,561	47,663	50,839	51,882	60,261	199,647	222,823
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	17,427	47,538	11,757	15,082	8,506	15,300	11,343	12,054	49,033	89,974
Amortization of deferred sales commissions	(10,169)	(10,743)	(9,419)	(11,026)	(9,029)	(11,260)	(8,645)	(11,533)	(37,262)	(44,562)
Depreciation, depletion and amortization	(2,785)	(2,451)	(2,891)	(2,565)	(3,046)	(2,641)	(3,353)	(2,663)	(12,075)	(10,320)
Interest expense	(3,418)	(3,338)	(3,931)	(3,277)	(3,634)	(3,964)	(3,610)	(4,219)	(14,593)	(14,798)
OPERATING (LOSS) EARNINGS	1,055	31,006	(4,484)	(1,786)	(7,203)	(2,565)	(4,265)	(6,361)	(14,897)	20,294
Share of (losses) earnings of equity accounted investments	594	965	967	9,369	(34,379)	3,115	694	(21,005)	(32,124)	(7,556)
Increase in investment provision to reflect decreases in value of investments	–	–	–	–	(18,622)	–	(757)	(9,548)	(19,379)	(9,548)
Income tax recovery (provision)	(2,666)	(15,242)	89	(4,631)	825	(2,562)	9,654	29,598	7,902	7,163
Non controlling interest	(85)	(1,089)	282	(240)	647	(8)	689	(101)	1,533	(1,438)
NET (LOSS) EARNINGS	$ (1,102)	$ 15,640	$ (3,146)	$ 2,712	$(58,732)	$ (2,020)	$ 6,015	$ (7,417)	$(56,965)	$ 8,915

DUNDEE BANCORP INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In May 1995, The Toronto Stock Exchange adopted a by-law (the "TSE By-law") with respect to the corporate governance of listed companies. The TSE By-law was passed in response to the Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada dated December 1994 (the "1994 TSE Report"). The TSE By-law contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance but does not require listed companies to comply with these guidelines. However, pursuant to the TSE By-law, listed companies must annually disclose their approach to corporate governance. In November 1999, the TSE By-law was amended to require listed companies to specifically refer to each of the guidelines in their disclosure of their approach to corporate governance. In November 2001, a new Joint Committee on Corporate Governance released its Final Report "Beyond Compliance: Building a Governance Culture" (the "2001 Final Report") which builds on the 1994 TSE Report.

The 1994 TSE Report and the 2001 Final Report paid a considerable amount of attention to the make-up and independence of the board of directors of a company. The TSE By-law defines an unrelated director to be a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of a company, other than interests and relationships arising solely from shareholding. Accordingly, significant shareholders who are directors or directors representing significant shareholders on a board of directors are not considered to be related directors solely as a result of their interest or relationship. A significant shareholder is defined to be a shareholder who has the ability to exercise a majority of the votes for the election of directors.

The following disclosure sets out the Company's approach to corporate governance during fiscal 2001:

1. *The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:*

The board of directors of the Company (the "Board"), directly and through its committees, carries out its functions as proxy for the shareholders and stakeholders of the Company with the objective of enhancing shareholder value consistent with its social responsibilities. The Board operates pursuant to the mandate set out in the *Business Corporations Act* (Ontario), which is to institute and monitor the policies and procedures by which the Company operates its business and to act with a view to the best interests of the Company and its shareholders. The Board, together with management of the Company, establish these policies and procedures and the Board assesses the execution by management of its objectives and the results obtained. The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. The Board expects that management of the Company will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities.

To facilitate the fulfillment of certain of its responsibilities and to assist its decision making, the Board has formed the Audit Committee, the Compensation Committee and the Corporate Governance Committee of the Board to review in greater depth and to fulfill specific areas of the Board's mandate. These committees are appointed annually and function in accordance with written mandates approved annually by the specific committee and the Board. In addition, the Board may appoint from time to time other committees as may be necessary.

1. (a) *Adoption of a strategic planning process;*

Management of the Company presents to the Board its strategic plan and direction for the Company. The Board reviews the strategic direction of the Company on a continuing basis. At each meeting of the Board, the Board receives from management of the Company update reports on the status of the business and operations of the Company and all major programs and undertakings including the principal opportunities and risks of the Company's business and plans. Any material deviations from the strategic plan are reported to and considered by the Board. The Board also reviews on an annual basis the budget of the material operations of the Company.

1. (b) *The identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;*

Inherent in the Board's supervision of the strategic direction and operating performance of the Company is the identification, understanding and monitoring of the principal risks of the Company's business, the integrity of corporate internal control procedures and the overview of management's implementation of systems to manage and minimize those risks.

1. (c) *Succession planning, including appointing, training and monitoring senior management;*

The President and Chief Executive Officer of the Company evaluates senior management on an ongoing basis and reports to the Board when necessary. The Corporate Governance Committee reviews, as necessary, succession planning matters with the President and Chief Executive Officer of the Company. The Board appointed a new Chairman of the Company on November 15, 2001. One of the mandates of the new Chairman of the Company is to commence a review of succession planning matters within the Company.

1. (d) *A communications policy for the Company; and*

The Board has established that communications with the stakeholders of the Company is to be undertaken solely by the Chief Executive Officer of the Company or as delegated by him. The Board does not communicate with either the investment community or stakeholders directly. The Corporate Governance Committee reviews this communications policy of the Company with its stakeholders as necessary to ensure its effectiveness.

The Company endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. The Company also maintains a web site that provides summary information on the Company and ready access to press releases and other regulatory filings. Although the Company does not have an investor relations department, all shareholder or investment community inquiries are directed to the Corporate Secretary and the Chief Financial Officer of the Company. Shareholder inquiries are responded to promptly by the appropriate individual within the Company.

1. (e) *The integrity of the Company's internal control and management information systems.*

The Board assesses the integrity of the Company's internal controls and management information systems. Management of the Company is responsible for the design, implementation and maintenance of the internal controls and information systems and reporting to the Board with respect thereof and the Board is responsible for ensuring that management of the Company has fulfilled this responsibility.

2. *The Board should be constituted with a majority of individuals who qualify as unrelated directors.*

At December 31, 2001, the Board was composed of ten members. The Board has concluded that, as of December 31, 2001, seven of the ten members were unrelated. By the definition contained in the TSE By-law, Ned Goodman is a significant shareholder of the Company as his shareholdings, on a partially diluted basis, represented, at May 1, 2002, a voting interest of 68.7% and an equity interest of 8.1%. Members of his family had, at May 1, 2002, an additional voting interest of 13.1% and an equity interest of 12.1%. The proportion of the Board comprised of unrelated directors exceeds a majority of the Board.

3. *The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting the conclusion in item 2 above.*

At December 31, 2001, two executive officers of the Company were members of the Board, being the President and Chief Executive Officer, Ned Goodman and the Vice Chairman, Garth MacRae. In addition, Jonathan Goodman, the President and Chief Executive Officer of Dundee Resources Limited, a newly created subsidiary of the Company, is also a member of the Board. The Board believes that it is important for these senior executives of the Company to be members of the Board and be involved in Board deliberations and to have the same obligations, responsibilities and liabilities as the rest of the directors of the Company. At December 31, 2001, all other seven directors of the Company were considered to be independent of management and free from any interest or other business relationship that may interfere with the director's ability to act with a view to the best interests of the Company.

4. *The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.*

The written mandate of the Corporate Governance Committee includes reviewing the size and overall composition of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company, reviewing proposed new nominees to the Board and reviewing and assessing, on an ongoing basis, the directors of the Company. In 2000, the Corporate Governance Committee recommended to the Board that the Board increase the number of directors of the Company and recommended the appointment of a new outside and unrelated director to the Board. The majority of the members of the Corporate Governance Committee are outside and unrelated directors. Mr. Garth MacRae, a member of the Corporate Governance Committee and the Vice-Chairman of the Company, is a related director.

5. *The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.*

The written mandate of the Corporate Governance Committee includes reviewing and assessing, on an ongoing basis, the directors of the Company, the effectiveness of the Board as a whole and the contribution of each individual director of the Company. The Board reviews the composition of the committees of the Board on an annual basis. Each of the committees of the Board and the full Board reviews the appropriateness of the mandates of the committees of the Board on an annual basis. The Corporate Governance Committee also reviews and assesses the quality of the relationship between management and the Board and recommends improvements where necessary.

6. *The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.*

The Company has a practice with respect to the orientation and education of new recruits to the Board. New directors of the Company meet with management and other directors of the Company to familiarize themselves with the business of the Company and their responsibilities as directors of the Company. In addition, management distributes certain written information to new directors including, among other things, information about the Company and its affiliates, certain recent regulatory filings which the Company has made such as its annual information form and proxy material, the reporting requirements of the directors of the Company and information with respect to the committees of the Board and the written mandates of each such committee. Reports are presented on a quarterly basis by senior management of the Company to the Board on the main areas of the Company's business. The Company, with the assistance of the Corporate Governance Committee, is continuing the process of formalizing its orientation and education program for new directors.

7. *The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*

One of the mandates of the Corporate Governance Committee is to review the size of the Board to determine the impact of the number of directors of the Company upon the effectiveness of the Board and with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company. In 2000, the Corporate Governance Committee recommended to the Board that the Board increase the number of directors of the Company and recommended the appointment of a new outside and unrelated director to the Board. The Board is currently made up of ten individuals who have a diverse background bringing great functional experience to the Board for the assistance of management. It is the view of the Corporate Governance Committee, the Board and management of the Company that the current size and representation of the Board is appropriate in order for the Board to perform its duties and responsibilities effectively.

8. *The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.*

The Compensation Committee periodically reviews the adequacy and form of the compensation of the directors of the Company (which includes directors' fees and options granted pursuant to the share incentive plan of the Company) to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The Compensation Committee had reviewed the form of compensation of the directors of the Company in respect of 2001 and determined that such compensation was appropriate. The Compensation Committee is currently reviewing the form of compensation of the directors of the Company in respect of 2002. The Compensation Committee is also responsible for, among other things, (i) administering the Company's share incentive plan and making recommendations with respect to any proposed amendments thereto, and (ii) reviewing and making recommendations with respect to the compensation of senior executives of the Company and ensuring such compensation is competitive and aligned with the interests of the shareholders of the Company.

9. *Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the Executive Committee, may include one or more inside directors.*

The Company does not have an Executive Committee. At December 31, 2001, each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee was composed of a majority of outside and unrelated directors of the Company and the Chairman of each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee was an outside and unrelated director of the Company.

10. *The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company's approach to governance issues.*

The Corporate Governance Committee is responsible for, among other things, overseeing and making recommendations to the directors of the Company on developing the approach of the Company to corporate governance issues. The Corporate Governance Committee is also responsible for formulating the response of the Company to the corporate governance guidelines and disclosure requirements adopted by The Toronto Stock Exchange on issues of corporate governance which is then reviewed and approved by the Board.

11 (a) *The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management's responsibilities.*

(i) *The Board; and*

The Board operates pursuant to the mandate set out in the *Business Corporations Act* (Ontario), which is to supervise the management of the business and affairs of the Company. The Board also seeks to act with a view to the best interests of the Company and the shareholders thereof. Although the Board has no formal policy nor grant of authority setting out what specific matters must be brought by management to the Board for approval, there is a clear understanding between management of the Company and the Board through general and historical Board practice and accepted legal practice that all transactions or matters of a material nature must be presented by management for approval by the Board. The Corporate Governance Committee is responsible for monitoring the nature of the information requested and provided to the Board by management of the Company to determine if the Board can be more effective in identifying opportunities and risks for the Company and to ensure that the Board can effectively review and approve the matters presented to the Board. It has been the experience to date of the members of the Board that they have been kept well informed as to the business and affairs of the Company and that the matters which have been brought forward to the Board for approval have been appropriate.

(ii) *The CEO.*

While the Chief Executive Officer of the Company does not have a specific written position description, the objectives of the Chief Executive Officer follow from his role and responsibilities in connection with the application of the strategic plan and the corporate objectives of the Company which are reviewed by the Board.

11 (b) *The Board should approve or develop the corporate objectives that the CEO is responsible for meeting.*

The strategic plan and corporate objectives of the Company are reviewed by the Board. The role and responsibilities of the Chief Executive Officer include the implementation of the Company's strategic plan and corporate objectives and the general mandate to manage the Company and to maximize shareholder value. The Compensation Committee, when reviewing the compensation of the Chief Executive Officer, will make an overall assessment of the performance by the Chief Executive Officer in achieving such objectives and in directing the Company to meeting its strategic plan and corporate objectives.

12. *The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management. The Company should appoint a Chairman who is independent of management or assign responsibilities to a "Lead Director".*

Mr. Harold (Sonny) Gordon was appointed as the Chairman of the Board on November 15, 2001. Mr. Ned Goodman is the President and Chief Executive Officer of the Company. The Board views the involvement of Mr. Goodman, the controlling shareholder of the Company, in the business and affairs of the Company, including the day-to-day operations of the Company as being important. The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee who function pursuant to written mandates and whose roles and responsibilities are described in this report. At December 31, 2001, the Chairman of each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee was an outside and unrelated director of the Company. The composition and the mandates of each of the committees are reviewed and approved annually by the full Board. When necessary or desirable, the Board will establish other committees composed of directors of the Company who are considered to be independent with respect to the issues to be reviewed and determined.

13 (a) *The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.*

The Audit Committee is responsible for reviewing the Company's financial reporting procedures and internal controls and overseeing the Company's continuing compliance with financial disclosure obligations. The Audit Committee reports to the Board on an ongoing basis with respect to these matters as well as with respect to the financial statements of the Company prepared by the Company. The Audit Committee also discusses with management the Company's policies and procedures for risk management, reviews audit plans, meets with the external auditors of the Company, with and without management, and reviews the performance of and communication with the external auditors of the Company. The Audit Committee reviews and approves the interim unaudited financial statements of the Company on a quarterly basis and the audited financial statements of the Company on an annual basis prior to their review and approval by the full Board. The roles and responsibilities of the Audit Committee are set forth in the written mandate of the Audit Committee. All of the members of the Audit Committee are able to read and understand fundamental financial statements and have past or current employment experience in finance or accounting.

13 (b) *The Audit Committee of the Board should be composed only of outside directors.*

The Audit Committee is made up of three directors, a majority of which are outside and unrelated directors of the Company. The Audit Committee includes one inside director of the Company who has extensive accounting and financial expertise. The members of the Audit Committee have determined that they wish to have this inside director of the Company as a member of the Audit Committee and view the involvement of this inside director as being very important in making the three-way communication among management of the Company, the Audit Committee and the auditors an open one, which is essential.

14. *The Board should implement a system that enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.*

The Company has a practice permitting the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Company when necessary. The mandate of the Corporate Governance Committee includes determining if the Board, any committee thereof or an individual director of the Company should retain, at the expense of the Company, an independent external advisor and the terms and conditions of such retainer.

DUNDEE BANCORP INC.
CORPORATE DIRECTORY

BOARD OF DIRECTORS

Ned Goodman
President & Chief Executive Officer,
Dundee Bancorp Inc.,
Chairman, President &
Chief Executive Officer,
Dundee Wealth Management Inc. and
Chairman, Dynamic Mutual Funds Ltd.

Normand Beauchamp
Advisor,
Astral Media Inc.

Paul A. Carroll
Counsel to
Gowling Lafleur Henderson LLP

Jonathan Goodman
President & Chief Executive Officer,
Dundee Resources Limited

Harold P. Gordon, Q.C.
Chairman,
Dundee Bancorp Inc.

Dr. Frederick H. Lowy
Rector & Vice Chancellor,
Concordia University

Garth A.C. MacRae
Vice Chairman,
Dundee Bancorp Inc.

K. Barry Sparks
Chairman,
Hawk Capital Corporation and
President,
Torvan Capital Group Inc.

Harry R. Steele
Chairman & Chief Executive Officer,
Newfoundland Capital Corporation Limited

Robert McLeish
Consultant

OFFICERS

Harold P. Gordon, Q.C.
Chairman

Ned Goodman
President & Chief Executive Officer

Garth A.C. MacRae
Vice Chairman

Donald K. Charter
Executive Vice President

Joanne Ferstman
Vice President &
Chief Financial Officer

Daniella E. Dimitrov
Vice President & Secretary

Lucie Presot
Vice President & Controller

Lori E. Beak
Assistant Secretary

DUNDEE WEALTH MANAGEMENT INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

DUNDEE WEALTH MANAGEMENT INC. (the "Company" or "Dundee Wealth") is a Canadian-owned, TSE listed, financial service company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutional investors, corporations and foundations. With over $13 billion in assets under management and administration, Dundee Wealth has a nationally dedicated group of investment professionals who have a strong track record of building financial wealth for their clients. Dundee Wealth is an 85%-owned subsidiary of Dundee Bancorp Inc.

Through several wholly-owned subsidiaries, Dundee Wealth operates in two distinct operating segments; investment management and brokerage services which includes retail distribution of financial products and capital markets.

Investment Management

- ***Dynamic Mutual Funds Ltd. ("Dynamic")***

  Dynamic is a member of The Investment Funds Institute of Canada and manages over $6.5 billion in third-party assets, including the Dynamic Mutual Funds, the Dynamic Power Mutual Funds, the Dynamic Focus + Mutual Funds and the Viscount Wealth Management Program. Dynamic also manages Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., a labour sponsored venture capital fund, and Dynamic CMP Resource Limited Partnerships, a series of flow-through share limited partnerships. Goodman & Company, Investment Counsel, the investment advisory arm of Dynamic, also provides investment management services to third-party, asset-managed products, including segregated funds and mutual funds. Through a separate division, Goodman Private Wealth Management, Dynamic services and manages private client accounts including taxable foundations, estates and personal trusts.

Brokerage

- ***Dundee Securities Corporation ("Dundee Securities")***

  Dundee Securities is a full service investment dealer and member of the Investment Dealers Association of Canada. With over 200 investment advisors and $5.2 billion of client assets, Dundee Securities is engaged in retail distribution of financial products and is also engaged in institutional sales, trading, research and investment banking.

  Dundee Securities has two sister companies that complement the products and services offered to their clients:

  - Dundee Private Investors Inc. ("Dundee Private")
    Dundee Private is a financial planning and mutual fund dealer and member of the Mutual Fund Dealers Association of Canada. With about 150 investment advisors, Dundee Private services approximately $1.4 billion of client assets.
  - Dundee Insurance Agency Ltd. ("Dundee Insurance")
    Dundee Insurance is a full service Managing General Agency providing access to the highest quality insurance and guaranteed products.

Investment Management

More than 300,000 clients have entrusted Dynamic with over $6.5 billion in assets managed. The management contracts associated with these assets entitle the Company to a fee, generally calculated as a percentage of the current market value of the assets. Revenue levels are therefore largely dependent on levels of assets under management. Management fees earned from assets under management will depend on the nature and objective of each portfolio of assets, and will generally range between 0.5% to 2.25%. Therefore, revenue levels may also change if there is a shift in the asset mix. The Company earns performance fees on certain assets under management when the investment performance of these assets exceeds an applicable benchmark.

Transactions for purchases of mutual fund units may be conducted on either a front-end load or deferred sales charge basis. Units purchased on a deferred sales charge basis may be acquired under a regular or short redemption schedule, at the option of the unitholder. Through Dynamic, the Company pays a commission to investment advisors who sell units on a deferred sales charge basis. Units sold are then subject to a fee on redemption, if such units are redeemed before a certain period. Redemption fees are generally calculated as a percentage of the value of the units redeemed, declining to zero at the end of a specified period.


ASSETS UNDER MANAGEMENT: Asset Mix
Dynamic Money Market Funds
Viscount Wealth Program
Dynamic Income Funds
Goodman Private Wealth
Dynamic Specialty Funds
Dynamic Focus + Funds
Dynamic Value Funds
Dynamic Power Growth Funds
Dynamic Balanced Funds
Other Third-Party Assets
0 200 400 600 800 1000 1200 1400 1600 1800
Millions of Dollars
2001
2000

During 2001, the Company financed these commissions internally, using operating cash flows generated by the investment management business. However, in previous years, certain commissions were funded through Dundee Wealth's parent, Dundee Bancorp, or through other financing vehicles. When these units are redeemed, the redemption revenue is remitted directly to Dundee Bancorp or to the other financing vehicles. Dynamic pays distribution fees as a compensatory payment to Dundee Bancorp and these other financing vehicles equal to approximately 0.50% of the underlying value of the units financed by these other entities.

Dynamic pays trailer fees to third-party brokers and dealers to assist them in providing on-going service to clients in respect of assets managed by the Company. Trailer fees are calculated as a percentage of assets managed. Therefore, trailer expense will increase or decrease as asset levels and the asset mix change.

Brokerage

Dundee Securities, Dundee Private and Dundee Insurance, together, provide a full range of retail brokerage services to its client base of over 200,000 accounts representing $6.6 billion in assets under administration. These retail client assets are administered by over 350 investment advisors. Dundee Securities provides investment banking and institutional brokerage services through almost 40 other investment professionals responsible for the selling, purchasing and trading of equity and equity-related securities. Corporate finance revenue is earned from participation in equity financings and by providing financial advisory services, including mergers and acquisitions advice and valuations and fairness opinions, in a variety of industry sectors.

Investment advisors, as well as our institutional sales professionals, are compensated by a varying commission, generally calculated as a percentage of the associated retail commission and trailer revenue or associated institutional commission, trading profits or corporate finance revenue earned by the Company in respect of that individual. These compensation costs are directly related to financial service revenue and are expected to change in direct relation to financial services activity.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

The year 2001 was a difficult year for capital markets in general. Our industry saw a general slow down in retail distribution and other brokerage services. Asset growth reported by The Investment Funds Institute of Canada was up only marginally year-over-year. This environment made 2001 challenging for the Company and has resulted in financial results that were below expectations.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year ended December 31, 2001, were $40.5 million or $0.68 per share compared with $71.1 million or $1.24 per share in 2000. Net losses for 2001 were $7.1 million or $0.19 per share compared with net earnings of $13.1 million or $0.18 per share in 2000.

REVENUES

Management Fee Revenue

Management fee revenues during 2001 were $110.5 million including total performance fee revenues of $2.4 million, almost exclusively earned by the Company's subsidiary, Dynamic. This compares to $121.4 million in the previous year, inclusive of performance fees totalling $3.2 million. Net sales of Dynamic products successfully reached levels of $15 million in 2001, compared with net redemptions of $143 million in the previous year.

(in millions of dollars)

	2001	2000
Assets under management, beginning of year	$ 6,677	$ 6,595
Gross sales of corporate products	974	1,060
Gross redemptions of corporate products	(959)	(1,203)
Net sales	15	(143)
Market (depreciation) appreciation	(216)	225
Assets under management, end of year	**$ 6,476**	**$ 6,677**

However, negative capital markets resulted in market value depreciation of $216 million, reducing total assets under management slightly to $6.5 billion at the end of 2001 compared to $6.7 billion at the end of 2000. Lower levels of assets in the Dynamic Mutual Funds resulted in a reduction in management fees of $11.9 million, offset by increases in the Viscount and CMP products management fees of $1.4 million on a year-over-year basis. Management fee revenues from other third-party assets increased $0.4 million from the previous year.

Management fee revenues also vary as a result of asset mix. Management fees on Dynamic products range from 0.5% on money market funds, 1.00% to 1.50% on income funds, and 1.00% to 2.25% on equity and balanced funds. The proportion of assets in each asset class affects the total management fees earned by the Company. Net sales activity during 2001 has been largely in those Dynamic products which pay lower than average management fees.


SALES OF MANAGED ASSETS: Asset Mix
Dynamic Money Market Funds
Viscount Wealth Program
Dynamic Income Funds
Goodman Private Wealth
Dynamic Specialty Funds
Dynamic Focus + Funds
Dynamic Value Funds
Dynamic Power Growth Funds
Dynamic Balanced Funds
Other Third-Party Assets
0
50
100
150
200
250
300
350
Millions of Dollars
2001
2000

Redemption Fee Revenue

Total redemptions of units sold on a deferred sales charge basis during 2001 were $659 million generating $10.8 million in total redemption fees. Dundee Wealth received $8.7 million of these redemption fees, with the remaining $2.1 million being paid to other financing vehicles. By comparison, total redemptions of units sold on a deferred sales charge basis during 2000 were $827 million, generating redemption fee revenue of $21.3 million, $15.4 million of which were payable to Dundee Wealth. While the most significant factor in reduced redemption fee levels is the decline in actual redemptions experienced during 2001, it can also be partially attributed to the short redemption fee schedule which was implemented in 1999. Approximately 60% of fund sales are currently transacted on a deferred basis, 23% of which are sold with a short redemption fee option.


REDEMPTIONS OF MANAGED ASSETS: Asset Mix
Dynamic Money Market Funds
Viscount Wealth Program
Dynamic Income Funds
Goodman Private Wealth
Dynamic Specialty Funds
Dynamic Focus + Funds
Dynamic Value Funds
Dynamic Power Growth Funds
Dynamic Balanced Funds
Other Third-Party Assets
0
50
100
150
200
250
300
350
Millions of Dollars
2001
2000

Financial Services Revenue

Dundee Securities, Dundee Private and Dundee Insurance distribute a wide range of investment products including mutual funds, equity and fixed income securities, and life and disability insurance and segregated investment products. A significant portion of assets administered are invested in mutual funds which provide Dundee Securities, Dundee Private and Dundee Insurance with an on-going trailer fee.

CATEGORY OF ASSETS UNDER ADMINISTRATION


1998
1999
2000
2001
Insurance
Mutual Funds
Equity and Fixed-Income Securities
0
1000
2000
3000
4000
5000
Millions of Dollars

Retail commission and trailer revenue earned in 2001 was $61.4 million compared with 2000 commission and trailer revenue of $82.5 million. Institutional sales revenue levels increased marginally to $13.0 million in 2001 compared to $11.9 million in 2000. The capital market environment during 2001 has generally reduced the market value of securities and adversely affected transaction volumes, affecting the overall profitability of brokerage operations, consistent with general industry conditions. This is clearly reflected in the principal trading activity as revenue levels declined significantly from $25.2 million in 2000 to $11.2 million in 2001. Corporate finance activity however, increased revenues by over 10% and earned $13.3 million, including $10.5 million earned through participation in various new equity issues and $2.8 million in financial advisory fees. By comparison, total corporate finance revenue earned in 2000 was $11.8 million, of which $8.7 million was earned through participation in various new equity issues and $3.1 million in financial advisory fees.

EXPENSES

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $107.6 million in 2001 compared with $101.2 million in 2000. Costs in the investment management division increased 10% from $39.3 million in 2000 to $43.0 million in 2001, while costs of the brokerage division increased 4% from $60.5 million in 2000 to $63.0 million in 2001, entirely related to bad debt reserves described below. In the fourth quarter, the Company announced that in addition to reductions in staff that have been occurring on an on-going basis in the brokerage division, Dynamic reduced its work force, thereby reducing its employment costs by about 8%. Compensatory payments, including severance payments of approximately $750,000, contributed to an increase in overall compensation expense in the investment management division during 2001.

(in thousands of dollars)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	Investment Management		Brokerage		TOTAL	
	2001	2000	2001	2000	2001	2000
First Quarter	$ 8,745	$ 9,247	$ 14,397	$ 13,501	$ 23,142	$ 22,748
Second Quarter	11,139	8,301	15,536	13,871	26,675	22,172
Third Quarter	10,333	8,854	16,419	16,138	26,752	24,992
Fourth Quarter	12,801	12,870	16,637	17,000	29,438	29,870
	$ 43,018	$ 39,272	$ 62,989	$ 60,510	106,007	99,782
Corporate and other non segmented items					2,204	1,512
Intersegment expenses					(588)	(66)
					$107,623	$101,228

At December 31, 2001, the brokerage division took a prudent approach and reserved $4 million against certain client accounts whose security positions had declined in value during the period of market negativity. This reserve may be reversed in future periods when the positions recover or when client security is enhanced.

The costs incurred to launch several new financial service products during 2000 and 2001 were expensed. In addition, these products have not yet gathered sufficient assets to enable them to operate at breakeven levels. Therefore, during the current year, these new funds, along with others, were not able to fully absorb the administrative costs associated with their operation, affecting the operating profitability of the investment management division. The inability to absorb these expenses cost the Company $5.7 million. As these portfolios and others grow in size, non-absorbed costs will be substantially reduced and eventually eliminated.

In 2001, the back offices of Dundee Securities, Dundee Private and Dundee Insurance were relocated to new premises, permitting a full integration of staff and processes. The costs of relocation are included in this year's operating results. The Company expects significant savings from synergies provided by this relocation. The relocation also gives Dundee Wealth the necessary infrastructure to expand the brokerage and financial advisory business in accordance with its business plan.

Variable Compensation Expense

In the current year, the Company changed the way it accounts for commissions paid to its own investment advisors registered with Dundee Securities, Dundee Private and Dundee Insurance who sell corporate products to their retail or institutional clients on a deferred sales charge basis. The Company has determined that the appropriate way to account for these expenses is to defer these costs to the commission pool, consistent with the way the Company accounts for commissions paid to all third-party brokers and dealers. Previously, these costs were included as compensation expense. This is more consistent with accounting policies adopted by other wealth management companies.

After this change in accounting policy, which was retroactively applied, variable compensation costs decreased in 2001 to $60.3 million from $83.0 million in the prior year. This decrease is consistent with lower financial services revenues. The Company also experienced improvement in contribution margins, both as a result of a direct change in its payout structure and because some investment advisors were not able, due to market conditions, to attain the sales quota required to earn higher payout fees.

Amortization of Deferred Sales Commissions

Amortization of deferred sales commissions decreased marginally to $33.1 million in 2001 from $33.3 million in 2000. Commissions paid by the Company on the sale of corporate products sold on a deferred sales charge basis are recorded at cost and are amortized on a straight-line basis over five years.

The carrying value of the deferred sales commissions at December 31, 2001, declined to $56.9 million from $71.8 million in 2000. The contingent redemption fee payable, if all assets sold on a deferred sales charge basis were redeemed on December 31, 2001, approximates $125 million (2000 – $156 million). Dundee Wealth would be entitled to approximately $106 million (2000 – $123 million) or 84% (2000 – 80%) of this amount, with the balance payable to other financing vehicles.

During 2001, the Company internally financed commissions on sales of corporate products sold on a deferred sales charge basis. This provides the Company with an immediate tax deduction and allows the Company to retain full ownership of future management fees and redemption fee revenues that it would otherwise have given up to alternative financing vehicles.

Trailer Fee Expense

Dynamic pays trailer fees to third-party brokers and dealers to assist them in providing ongoing service to clients in respect of assets managed by the Company. Trailer fees paid by the Company during 2001 were $19.6 million (2000 – $22.0 million). Trailer fees are calculated as a percentage of assets managed and equate to approximately 0.3% of average assets for both 2001 and 2000.

	2001	2000
(in millions of dollars)		
Assets under management, beginning of year	$ 6,677	$ 6,595
Assets under management, end of year	6,476	6,677
Simple average assets under management during the year	$ 6,577	$ 6,636
(in thousands of dollars)		
Management fee revenues	$ 110	$ 121
Management fee revenues as a percentage of average assets managed	1.7%	1.8%
Trailer fee expense	$ 20	$ 22
Trailer fee expense as a percentage of average assets managed	0.3%	0.3%
Trailer fee expense as a percentage of management fee revenues	18%	18%

Interest Expense

The Company's interest expense at December 31, 2001, was $2.7 million compared to $4.8 million at December 31, 2000. As of December 31, 2001, the Company has borrowed $17 million pursuant to its $20 million unsecured credit facility.

Interest rates during the current year were approximately 6.37% on general overdrafts and 5.04% on bankers' acceptances, substantially below last year's average rates of 7.50% on general overdrafts and 6.46% on bankers' acceptances.

Interest expense is also paid in Dundee Securities on borrowings pursuant to its call loan facility. Interest rates averaged between 3.00% and 6.63%, down from averages between 5.50% and 7.13% in the previous year. At the end of the year, there were no amounts outstanding against the call loan facility.

Depreciation and Amortization

The most significant components of amortization expense include amortization of goodwill totalling $4.5 million (2000 – $4.5 million) and amortization of capital assets totalling $5.2 million (2000 – $3.8 million). Increases in the amortization of capital assets is principally attributable to capital expenditures in Dundee Securities, as it continues to expand the infrastructure necessary to support higher levels of investment advisor and customer activity.

In 2002, the Company will implement the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". New accounting guidelines specify that amortization on these assets is no longer appropriate and that goodwill will be carried on the balance sheet at its original cost, and will be subject to impairment testing at least annually. Management does not currently expect any impairment in the underlying value of goodwill.

Income Taxes

The Company's consolidated effective income tax recovery rate for 2001 was 41%. The Company's future income tax liability is approximately $7.8 million at the end of fiscal 2001, including future income tax assets of $12.9 million, offset by future income tax liabilities of $20.7 million.

The effective income tax rate during 2001 was affected by the magnitude of non-deductible goodwill amortization relative to total taxable income in the current year compared to the prior year. This will impact the overall tax rate of the Company as this expense is generally not deductible against other taxable income.

During the current year, the Company reassessed the carrying value of its future income tax asset from income tax loss carry forwards, conservatively reducing the balance by approximately $1.5 million. The total future income tax asset relating to tax loss carry forwards was $9.6 million at the end of the current year.

The Company deducts, for income tax purposes, all sales commissions paid on corporate products sold on a deferred sales charge basis. While these commissions are deferred and amortized over five years for accounting purposes, the Company is permitted an immediate deduction for income tax purposes. This gives rise to the single largest component of future income tax liability, with a carrying value of $20.2 million at the end of fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at December 31, 2001, were $95.2 million compared with $83.9 million at the end of 2000. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. This may restrict the Company's ability to flow cash between the Company and its subsidiaries. At December 31, 2001, all regulated entities complied with regulatory capital requirements and reported excess capital of over $30 million.

The Company and its subsidiaries have various credit facilities established with Canadian chartered banks. These credit facilities permit the Company to properly manage its resources in order to maintain sufficient liquidity to meet on-going working capital requirements, ensure compliance with regulatory capital requirements, fund the expansion of its current operations and pursue new business opportunities.

During 2001, Dundee Wealth extended its credit facility for $20 million to August 29, 2002.

Dundee Securities has established a call loan facility with a Canadian chartered bank which is secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities.

The Company's parent has provided the Company and its subsidiaries with a $25 million revolving unsecured credit facility. Interest on the credit facility is charged at a Canadian chartered bank's prime lending rate. At the end of 2001, total amounts borrowed under this facility were $12.6 million (2000 – $10.7 million).

Significant amounts of cash are paid by the Company to fund sales commissions on purchases of corporate products. During 2001, the Company paid $18.2 million (2000 – $21.4 million) to fund sales commissions. Cash flows from operations have been sufficient to fund these commissions internally. The Company, however, in the expectation of higher levels of sales, continuously monitors cash flows and is examining the use of outside sources of capital to meet the potential demand that would result from a sharp upswing in sales levels.

Management expects that cash flow generated from management and advisory activities, together with the Company's borrowing facilities will be sufficient to meet on-going working capital requirements.

SHARE CAPITAL

The Company has established share incentive arrangements for employees and investment advisors. These share incentive arrangements, and their impact on current reported net earnings are outlined in note 10 to the Company's consolidated financial statements. During 2001, the Company issued a total of 504,621 common shares and added $2.7 million to stated capital under the terms of these share incentive arrangements.

The Company continues to seek opportunities to expand its base of professional investment advisors. During 2001, the Company issued 77,419 Special Shares, Series E and added $600,000 to stated capital in order to acquire the client assets and related goodwill of certain investment advisors. These shares are subject to escrow agreements and will only be released to the investment advisors after specified periods. As well, the Company has approved the issuance of another 145,481 common shares to other registered investment advisors and employees who have agreed to transfer their registrations to either Dundee Securities or Dundee Private. These shares will only be issued and released to these investment advisors or employees after they have been with the Dundee Group of Companies for specified periods.

During 2001, the Company cancelled a total of 122,379 Special Shares, Series A and 89,150 Special Shares, Series C under the escrow terms relevant to these shares.

OUTLOOK

General market conditions and the events of September 11 made 2001 a very challenging year for the Company. While economic prospects for 2002 still remain uncertain, the Company continues to focus on its vision to create a competitive and viable Canadian wealth management concern. The Company is committed to foster growth, whether by internal means or by acquisition opportunities.

DUNDEE WEALTH MANAGEMENT INC.
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of Dundee Wealth Management Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of three Directors, two of whom are neither employees nor officers of the Company, and one who is a senior executive officer of the Company's parent, Dundee Bancorp Inc., meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review its consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Arthur Andersen LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Ned Goodman
Chairman, President
& Chief Executive Officer

Joanne Ferstman
Vice President
& Chief Financial Officer

Toronto, Canada
March 1, 2002

DUNDEE WEALTH MANAGEMENT INC.
AUDITORS' REPORT

To the Shareholders of
DUNDEE WEALTH MANAGEMENT INC.,

We have audited the consolidated balance sheets of Dundee Wealth Management Inc. (the "Company"), as at December 31, 2001 and 2000, and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations, changes in shareholders' equity and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP.

Toronto, Canada
March 1, 2002

DUNDEE WEALTH MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000
(expressed in thousands of dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and short term investments	$ 95,194	$ 83,895
Securities owned (note 3)	10,613	4,786
Accounts receivable	32,694	32,814
Client accounts receivable	229,172	266,519
Corporate investments (note 4)	13,836	10,541
Deferred sales commissions (note 5)	56,910	71,792
Capital and other assets (note 6)	92,427	94,156
TOTAL ASSETS	$ 530,846	$ 564,503
LIABILITIES		
Accounts payable and accrued liabilities (note 8)	$ 34,725	$ 43,180
Securities sold short (note 3)	2,094	1,842
Client deposits and related liabilities	269,615	258,621
Income taxes payable	5,536	6,265
Subordinated loans and other amounts due to parent (note 7)	12,587	10,675
Corporate debt (note 9)	24,627	45,652
Deferred acquisition obligations (note 8)	–	475
Future income tax liability (note 13)	7,798	14,601
	356,982	381,311
SHAREHOLDERS' EQUITY		
Share capital (note 10)		
Common and special shares	80,638	79,625
Preference shares	54,537	54,537
Contributed surplus	25,185	25,185
Retained earnings	13,504	23,845
	173,864	183,192
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 530,846	$ 564,503

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Ned Goodman, *Director*

Garth A.C. MacRae, *Director*

DUNDEE WEALTH MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000
(expressed in thousands of dollars, except per share amounts)

	December 31, 2001	December 31, 2000
REVENUE		
Management fees	$ 110,479	$ 121,449
Redemption fees	8,697	15,438
Financial services	113,879	147,055
	233,055	283,942
Investment income	1,261	1,602
	234,316	285,544
EXPENSES		
Selling, general and administrative	107,623	101,228
Variable compensation	60,299	82,973
Distribution fees	6,374	8,283
Trailer fees	19,566	21,976
	193,862	214,460
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	40,454	71,084
Amortization of deferred sales commissions	33,120	33,294
Amortization of goodwill (note 17)	4,463	4,487
Depreciation	5,203	3,783
Interest expense	2,681	4,823
(LOSSES) EARNINGS BEFORE INCOME TAXES	(5,013)	24,697
Income taxes (note 13)	2,056	11,619
NET (LOSSES) EARNINGS	**$ (7,069)**	**$ 13,078**
NET (LOSSES) EARNINGS PER SHARE		
Basic and diluted (losses) earnings per share	$ (0.19)	$ 0.18

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE WEALTH MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000
(expressed in thousands of dollars)

	Share Capital					
	Common and Special	Preference	Contributed Surplus	Deferred Acquisition Obligations	Retained Earnings	Total
Balance, December 31, 1999	$ 77,934	$ 37,700	$ 25,185	$ 18,358	$ 13,551	$ 172,728
Change in opening retained earnings to account for change in accounting for commission on internal distribution of mutual funds (note 16)	–	–	–	–	488	488
Issuance of common shares pursuant to business acquisitions	1,521	16,837	–	(18,358)	–	–
Issue costs, net of tax of $47	(113)	–	–	–	–	(113)
Acquisition of Series A Shares for cancellation	(405)	–	–	–	–	(405)
Issuance of Series E Shares pursuant to business acquisitions	688	–	–	–	–	688
Preference share dividends	–	–	–	–	(3,272)	(3,272)
Net earnings for the year	–	–	–	–	13,078	13,078
Balance, December 31, 2000	79,625	54,537	25,185	–	23,845	183,192
Issuance of common shares for cash	1,415	–	–	–	–	1,415
Issuance of common shares for non-monetary consideration	1,325	–	–	–	–	1,325
Issuance of Series E Shares pursuant to business acquisitions	600	–	–	–	–	600
Acquisition of Series A Shares for cancellation	(1,224)	–	–	–	–	(1,224)
Acquisition of Series C Shares for cancellation	(891)	–	–	–	–	(891)
Adjustment to tax on issue costs	(212)	–	–	–	–	(212)
Preference share dividends	–	–	–	–	(3,272)	(3,272)
Net losses for the year	–	–	–	–	(7,069)	(7,069)
Balance, December 31, 2001	$ 80,638	$ 54,537	$ 25,185	$ –	$ 13,504	$ 173,864

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE WEALTH MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000
(expressed in thousands of dollars)

	December 31, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (losses) earnings	$ (7,069)	$ 13,078
Non-cash items in earnings:		
Depreciation and amortization	42,786	41,564
Net investment (gains) losses	(469)	697
Future income taxes	(7,015)	5,879
Other	1,351	(739)
	29,584	60,479
Changes in:		
Accounts receivable	120	2,831
Securities owned, net of securities sold short	(5,575)	(5,902)
Client accounts receivable, net of deposits and related liabilities	48,341	(25,650)
Current taxes payable	(729)	(6,663)
Accounts payable and accrued liabilities	(8,455)	(17,615)
CASH PROVIDED FROM OPERATING ACTIVITIES	63,286	7,480
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sales commissions paid on distribution of mutual funds	(18,238)	(21,350)
Acquisition of corporate investments	(5,080)	(3,229)
Proceeds on dispositions of corporate investments	2,382	2,182
Acquisitions of businesses	(475)	(7,123)
Acquisitions of client accounts and related goodwill	–	(2)
Additions to capital and other assets	(9,606)	(4,886)
Other	–	26
CASH USED IN INVESTING ACTIVITIES	(31,017)	(34,382)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in amounts due to parent	1,912	(7,368)
Decrease in corporate debt	(21,025)	(4,336)
Issuance of common shares, net of issue costs	1,415	(160)
Dividends paid on preference shares	(3,272)	(3,272)
CASH USED IN FINANCING ACTIVITIES	(20,970)	(15,136)
NET INCREASE (DECREASE) IN CASH DURING THE YEAR	11,299	(42,038)
Cash, beginning of year	83,895	125,933
CASH, END OF YEAR	**$ 95,194**	**$ 83,895**
Cash flows from operating activities include the following:		
Interest paid	$ 2,580	$ 4,343
Taxes paid	$ 11,158	$ 13,913

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE WEALTH MANAGEMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (tabular dollar amounts in thousands of dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dundee Wealth Management Inc. (the "Company" or "Dundee Wealth") is a financial service company incorporated under the Business Corporations Act (Ontario). The Company provides a broad range of financial products and services to individuals, institutions, corporations and foundations, with its business conducted through several wholly-owned subsidiaries. At December 31, 2001, the Company's principal operating subsidiaries include:

Investment Management Division

- *Dynamic Mutual Funds Ltd.* ("Dynamic"), an investment management company and manager of the Dynamic Mutual Funds, Dynamic Power Mutual Funds, the Dynamic Focus + Mutual Funds, Dundee Precious Metals Inc. and the Viscount Wealth Management Program. Dynamic also manages Dynamic Venture Opportunities Fund Ltd., a labour sponsored venture capital fund. Through a separate division, Goodman Private Wealth Management, Dynamic provides investment management to high net worth individuals, corporations and foundations; and
- *Dynamic CMP Group of Companies*, a series of management companies providing investment management services to the Dynamic CMP Resource Limited Partnerships.

Brokerage Division

- *Dundee Securities Corporation* ("Dundee Securities"), a full service integrated investment dealer;
- *Dundee Private Investors Inc.* ("Dundee Private"), a financial planner and mutual fund dealer; and
- *Dundee Insurance Agency Ltd.* ("Dundee Insurance"), an insurance broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All intercompany transactions have been eliminated in these financial statements.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Short Term Investments

Cash and short term investments are carried at cost which approximates fair value.

Securities Owned and Securities Sold Short

Securities owned and securities sold short are recorded at fair value, which is based on quoted market prices or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. For non-listed securities, fair value is based on management's estimates.

Derivative Financial Instruments

Derivative financial instruments are carried at fair value with resulting gains and losses reported in current operations. The fair value of a derivative contract represents the amount the Company would have to pay a third party to assume its obligations under the contract, or the amount a third party would pay to receive the Company's benefits under the contract. Fair value for exchange traded options is based on quoted market prices. The Company primarily trades options on an agency basis.

Client Accounts

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis. These transactions are recorded on a trade date basis. If transactions are conducted on a margin basis, whereby the Company's brokerage subsidiary extends credit to a client for the purchase of securities, the securities purchased and/or other securities in the client's account are held as collateral for the amounts loaned. Amounts due from clients are carried at the contractual amount receivable, net of any allowances for credit losses.

Corporate Investments

Corporate investments are accounted for using the cost method unless it is determined by management that an impairment in value that is other than temporary has occurred, at which point a provision is recorded.

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to brokers and dealers, including investment advisors registered through Dundee Securities or Dundee Private (see note 16), on the sale of mutual fund units sold on a deferred sales charge basis. Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five year period.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining balance basis. Annual amortization rates adopted by the Company range from 20% to 30%.

Leasehold improvements are amortized on a straight-line basis over the lease terms.

The excess of the purchase price over the estimated fair value of net assets acquired in business acquisitions is being amortized on a straight-line basis over 20 years (see note 17). The Company regularly evaluates the carrying value of this amount by reviewing the returns of the related businesses or assets, taking into account the risk associated with each investment.

Mutual fund advisory and management contracts acquired are amortized on a straight-line basis over a 20 year period.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund.

Revenue Recognition

Management fees are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis. The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks. Performance fees are also recognized on an accrual basis.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Financial services revenue, including securities transactions and related commission revenues and expenses, are recorded in the accounts on a trade date basis.

Securities owned and securities sold short are recorded at fair value. Both realized and unrealized gains and losses from securities owned and securities sold short are included in the determination of net earnings.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying assets and liabilities are expected to be realized.

Foreign Currency Translation

All foreign currency denominated amounts are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the balance sheet date for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items. Translation gains or losses are included in the determination of net earnings.

Earnings per Share

Basic earnings per share is computed by dividing the net earnings for the year, adjusted for dividends on preference shares, by the weighted average number of common shares (including the Series A Shares, Series B Shares, Series C Shares, Series D Shares and Series E Shares) outstanding during the year (2001 – 54,630,348; 2000 – 54,526,810). Dilutive earnings per share is not presented in the financial statements as the effect of stock options, warrants and convertible preference shares would be anti-dilutive (see note 16).

Reclassification of 2000 Amounts

Certain of the prior year amounts have been reclassified to conform with the basis of presentation adopted for 2001.

3. SECURITIES OWNED AND SOLD SHORT

The Company's securities owned and sold short are as follows:

		2001		2000
	Securities Owned	Securities Sold Short	Securities Owned	Securities Sold Short
Bonds and other debt instruments	$ 4,788	$ 892	$ 2,515	$ 153
Equities	5,813	1,190	2,153	1,680
Options	12	12	118	9
	$ 10,613	**$ 2,094**	**$ 4,786**	**$ 1,842**

From time to time, the Company's brokerage subsidiary may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary may incur a loss if the market value of these securities subsequently increases.

Derivative Financial Instruments

The Company's brokerage subsidiary trades in certain derivative instruments for the purpose of managing proprietary trading strategies or for the purpose of risk management.

The Company's brokerage subsidiary uses forward contracts to cover outstanding obligations in either Canadian or U.S. currency. Forward contract transactions involve the future delivery of an amount of a currency at a specified price at a specified time.

The following table discloses the outstanding contracts as at December 31, 2001 and 2000:

	2001		2000	
	Buy	Sell	Buy	Sell
USD Forward Contracts	$ 1,802	$ 3,820	$ 3,147	$ 6,142

All forward contracts are short term in nature and mature within 30 days.

4. CORPORATE INVESTMENTS

	2001	2000
Secured credit agreement due from third party, interest at prime plus 1%, due on demand	$ 5,963	$ 5,963
Corporate loan, due from Infinity Income Trust, interest at prime plus 0.5%, due April 2003	926	1,617
Mutual funds under management	6,025	2,658
Other investments	922	303
	$ 13,836	$ 10,541

The fair market value of corporate investments as of December 31, 2001 approximates $13,961,000 (2000 – $9,984,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and debt.

5. DEFERRED SALES COMMISSIONS

	2001	2000
Deferred sales commissions, beginning of year	$ 71,792	$ 83,736
Commissions funded during the year	18,238	21,350
Amortization during the year	(33,120)	(33,294)
Deferred sales commissions, end of year	$ 56,910	$ 71,792

6. CAPITAL AND OTHER ASSETS

		2001		2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Tangible Assets				
Furniture and fixtures	$ 7,421	$ 4,507	$ 2,914	$ 2,202
Computer and communication equipment	16,735	10,473	6,262	5,908
Computer and network software	5,639	2,675	2,964	1,440
Leasehold improvements	8,167	3,757	4,410	2,468
Intangible Assets				
Goodwill	82,549	9,766	72,783	78,461
Management and advisory contracts	5,339	2,503	2,836	3,136
Other	291	33	258	541
	$ 126,141	**$ 33,714**	**$ 92,427**	**$ 94,156**

7. SUBORDINATED LOANS AND OTHER AMOUNTS DUE TO PARENT

Dundee Bancorp Inc. ("Dundee Bancorp"), the Company's parent, has provided the Company and its subsidiaries with a $25 million revolving unsecured credit facility. Interest on amounts advanced under the credit facility is generally charged at a Canadian chartered bank's prime lending rate and the credit facility is otherwise on usual commercial lending terms. At December 31, 2001, amounts advanced pursuant to the credit facility totalled $12,587,000 (2000 – $10,675,000) including a total of $7,000,000 (2000 – $7,000,000) which was advanced to a subsidiary of the Company on a subordinated basis. Terms of the subordinated loan provide for interest at a Canadian chartered bank's prime lending rate plus 2% per annum, and for the subordination, by Dundee Bancorp, to the claims of clients and general creditors of the Company's subsidiary. During 2001, the Company and its subsidiaries paid interest of $668,000 (2000 – $1,100,000) pursuant to the terms of the credit facility, including interest on the subordinated loans.

8. OBLIGATIONS AND OTHER LIABILITIES IN RESPECT OF BUSINESS ACQUISITIONS

Obligations in respect of business acquisitions are reflected in accounts payable and accrued liabilities or in deferred acquisition obligations. During 2001, the Company reduced accounts payable and accrued liabilities by $3,400,000 (2000 – Nil) representing costs incurred as part of the business acquisitions completed in 1999 or amounts no longer required. The Company paid cash of $475,000 in settlement of certain other outstanding deferred obligations. In 2000, the Company paid $25,565,000 in settlement of outstanding obligations. Payment was made through the issuance of 1,683,668 Series X Shares at a value of $16,837,000, 568,162 common shares at a value of $1,521,000 and cash of $7,207,000.

9. CORPORATE DEBT

Revolving Term Credit Facility

On August 31, 2001, the Company renewed its unsecured revolving term credit facility for $20 million with a Canadian chartered bank, extending the expiry date to August 29, 2002. Canadian dollar draws on the credit facility bear interest, at the Company's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1% (previously 5/8 of 1%). The credit facility now provides for United States dollar borrowings at US Base Rate or, at the Company's option, at the London Inter-Bank Offer Rate plus 1%. The Company is subject to a standby fee of 1/4 of 1% on unused amounts under the credit facility. At December 31, 2001, $16,986,000 (2000 – $12,956,000) had been borrowed pursuant to the Company's credit facility. The average interest rate paid by the Company on Canadian dollar draws during 2001 was 6.37% (2000 – 7.50%). The Company also borrowed through Corporate Bankers' Acceptances at an average rate for the year of 5.04% (2000 – 6.46%).

Call Loans

The Company's brokerage subsidiary may borrow pursuant to a call loan facility with a Canadian chartered bank, to a maximum of $100,000,000, primarily to facilitate the securities settlement process for both client and firm inventory transactions. Call loans are collateralized by either unpaid client securities or securities owned by the Company. There were no amounts outstanding against the call loan facility on December 31, 2001 (2000 – $23,284,000). The Company paid interest on the outstanding call loan balance at interest rates between 3.00% and 6.25% on Canadian funds (2000 – 5.50% and 6.50%) and between 2.38% and 6.63% on U.S. funds (2000 – 6.44% and 7.13%).

Infinity Income Trust

Infinity Income Trust (the "Trust") was formed for the purpose of financing the deferred sales commissions of Dynamic Focus + Mutual Funds for the period from August 1, 1997 up to and including February 26, 1998. Amounts owed to the Trust are detailed below:

	2001	2000
Secured notes	$ 5,914	$ 7,685
Participation certificates	1,727	1,727
	$ 7,641	$ 9,412

Interest on the secured notes is charged at 5% per annum. No interest is charged on the participation certificates. A subsidiary of the Company has ceded a portion of its monthly management fee from the Dynamic Focus + Mutual Funds, calculated as 0.55% per annum of the net asset value of the units where the sales commissions were financed by the Trust, to be applied against amounts outstanding. Repayments will be applied first to interest, then to the secured notes, and finally to the participation certificates. The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining mutual fund units financed by the Trust. In the event that the monthly management fee ceded is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amount outstanding will not be required to be repaid by the Company. The secured notes are secured by a general security interest registered under the Personal Property Security Act in the accounts of certain mutual funds managed by Dynamic Mutual Funds Ltd.

10. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares; an unlimited number of special shares, issuable in series; an unlimited number of first preference shares, issuable in series; an unlimited number of second preference shares, issuable in series; and an unlimited number of third preference shares, issuable in series.

Common Shares

Common shares are entitled to one vote for each such share held at any meeting of the shareholders of the Company.

Special Shares

Each series of special shares ranks junior and subordinate to the first preference shares, the second preference shares and the third preference shares, and on a parity with the common shares and special shares of every other series and is entitled to such preferences over the common shares as may be fixed for each series. Subject to any rights or privileges attached to any specific series of special shares, the holders of special shares are not entitled to receive notice of any meeting of the shareholders of the Company except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale of all or substantially all of its property.

Special Shares, Series A (the "Series A Shares")

The Company issued 1,664,350 Series A Shares in connection with the asset acquisition of certain securities related assets, including the transfer of client accounts and registrations of all registered personnel. All Series A Shares issued were deposited into escrow to be released, subject to certain conditions, over a four year period ending December 31, 2003. During 2001, the Company released 283,117 (2000 – 330,774) Series A Shares and cancelled 122,379 (2000 – 40,500) Series A Shares pursuant to the terms of the escrow agreement. The released shares were immediately converted to common shares on a one-for-one basis.

Holders of the Series A Shares are entitled to one vote per Series A Share held. Series A Shares are convertible into common shares on a one-for-one basis, subject to normal anti-dilution events and subject to certain provisions of the escrow agreement pursuant to which such Series A Shares are held.

Series A Shares which remain in escrow on behalf of an investment advisor, at the time of departure of such investment advisor, will be purchased for cancellation by the Company at a price of $0.001 per share.

While held in escrow, the Series A Shares will be voted in the same manner as the shares of the Company held by Dundee Bancorp.

Special Shares, Series B (the "Series B Shares")

The Company issued 4,304,880 Series B Shares in connection with a business acquisition completed in August 1999. All Series B Shares issued were deposited into escrow to be released, subject to certain conditions, over a four year period ending August 31, 2003. During 2001, the Company released 500,000 (2000 – 67,694) Series B Shares pursuant to the terms of the escrow agreement which were immediately converted to common shares on a one-for-one basis.

Holders of the Series B Shares are entitled to one vote per Series B Share held. Series B Shares are convertible into common shares on a one-for-one basis, subject to normal anti-dilution events and subject to certain provisions of the escrow agreement pursuant to which such Series B Shares are held.

The Company is entitled to recover certain costs which it may incur in connection with the acquisition completed in August 1999 by:

a. acquiring sufficient Series B Shares held in escrow, for cancellation, at a price of $0.001 per Series B Share; or

b. converting sufficient Series B Shares to common shares such that the common shares can be sold for proceeds which will be retained by the Company; or

c. adjusting the conversion ratio at which the Series B Shares convert into common shares; or

d. any combination of the foregoing.

While held in escrow, the Series B Shares will be voted in the same manner as the shares of the Company held by Dundee Bancorp.

Special Shares, Series C (the "Series C Shares")

The Company issued 614,265 Series C Shares in connection with the asset acquisition in August 1999 of certain securities related assets and the assumption of certain liabilities related thereto. All Series C Shares issued were deposited into escrow to be released, subject to certain conditions, over a two year period ending August 30, 2001, or later, as may be appropriate. Because the conditions for release from escrow were not met during 2001 and 2000, no shares have been released from escrow. Furthermore, during 2001, the Company cancelled 89,150 Series C Shares (2000 – Nil) pursuant to the terms of the escrow agreement.

Holders of the Series C Shares are entitled to one vote per Series C Share held. Series C Shares are convertible into common shares on a one-for-one basis, subject to normal anti-dilution events and subject to certain provisions of the escrow agreement pursuant to which such Series C Shares are held.

The Company may, under certain conditions, recover any loss incurred in respect of the transaction completed in August 1999 by effectively reducing the number of Series C Shares to which the vendor is entitled in a manner similar to that described above under "Special Shares, Series B".

While held in escrow, the Series C Shares will be voted in the same manner as the shares of the Company held by Dundee Bancorp.

Special Shares, Series D (the "Series D Shares")

The Company issued 500,000 Series D Shares in connection with the asset acquisition of certain securities related assets completed in August 1999. All Series D Shares issued were deposited into escrow to be released, subject to certain conditions, over a two year period ending August 30, 2001 or later, as may be appropriate. The Company did not release any Series D Shares during 2001 (2000 – 250,000). The shares released in 2000 were immediately converted to common shares on a one-for-one basis.

Holders of the Series D Shares are entitled to one vote per Series D Share held. Series D Shares are convertible into common shares on a one-for-one basis, subject to normal anti-dilution events and subject to certain provisions of the escrow agreement pursuant to which such Series D Shares are held.

The Series D Shares are also subject to a regulatory escrow. The Company may, under certain conditions, and subject to the terms of the regulatory escrow, recover any loss incurred in respect of the transaction completed in August 1999 by effectively reducing the number of Series D Shares to which the vendors are entitled in a manner similar to that described above under "Special Shares, Series B".

While held in escrow, the Series D Shares will be voted in the same manner as the shares of the Company held by Dundee Bancorp.

Special Shares, Series E (the "Series E Shares")

The Company issued 77,419 (2000 – 79,500) Series E Shares to certain investment advisors in connection with the asset acquisition of certain securities related assets, including the transfer of client accounts. All Series E Shares issued were deposited into escrow to be released, subject to certain conditions, over a five year period from the date of grant. During 2001, the Company released 31,428 (2000 – 18,520) Series E Shares pursuant to the terms of the escrow agreement which shares were immediately converted to common shares on a one-for-one basis.

Holders of the Series E Shares are entitled to one vote per Series E Share held. Series E Shares are convertible into common shares on a one-for-one basis, subject to normal anti-dilution events and subject to certain provisions of the escrow agreement pursuant to which such Series E Shares are held.

Series E Shares which remain in escrow on behalf of an investment advisor, after the departure of such investment advisor, will be purchased for cancellation by the Company at a price of $0.001 per share.

While held in escrow, the Series E Shares will be voted in the same manner as the shares of the Company held by Dundee Bancorp.

Common and Special Shares Issued and Outstanding

	Number	Amount
COMMON SHARES:		
Outstanding December 31, 1999	47,033,562	$ 33,126
Transactions during the year ended December 31, 2000		
Issuance of common shares in business acquisitions, net of issue costs	568,162	1,408
Conversion from Series A Shares to common shares	330,774	3,308
Conversion from Series B Shares to common shares	67,694	289
Conversion from Series D Shares to common shares	250,000	2,500
Conversion from Series E Shares to common shares	18,520	161
Outstanding December 31, 2000	48,268,712	40,792
Transactions during the year ended December 31, 2001		
Issuance of common shares pursuant to Share Incentive Plans (see below)	504,621	2,740
Adjustment to tax on issue costs	–	(212)
Conversion from Series A Shares to common shares	283,117	2,831
Conversion from Series B Shares to common shares	500,000	2,142
Conversion from Series E Shares to common shares	31,428	256
Outstanding December 31, 2001	49,587,878	$ 48,549
SPECIAL SHARES:		
Series A:		
Outstanding December 31, 1999	1,539,180	$ 15,392
Transactions during the year ended December 31, 2000		
Conversion from Series A Shares to common shares	(330,774)	(3,308)
Cancellation of Series A Shares	(40,500)	(405)
Outstanding December 31, 2000	1,167,906	11,679
Transactions during the year ended December 31, 2001		
Conversion from Series A Shares to common shares	(283,117)	(2,831)
Cancellation of Series A Shares	(122,379)	(1,224)
Outstanding December 31, 2001	762,410	$ 7,624
Series B:		
Outstanding December 31, 1999	4,304,880	$ 18,439
Transactions during the year ended December 31, 2000		
Conversion from Series B Shares to common shares	(67,694)	(289)
Outstanding December 31, 2000	4,237,186	18,150
Transactions during the year ended December 31, 2001		
Conversion from Series B Shares to common shares	(500,000)	(2,142)
Outstanding December 31, 2001	3,737,186	$ 16,008
Series C:		
Outstanding December 31, 1999 and 2000	597,721	$ 5,977
Transactions during the year ended December 31, 2001		
Cancellation of Series C Shares	(89,150)	(891)
Outstanding December 31, 2001	508,571	$ 5,086
Series D:		
Outstanding December 31, 1999	500,000	$ 5,000
Transactions during the year ended December 31, 2000		
Conversion from Series D Shares to common shares	(250,000)	(2,500)
Outstanding December 31, 2000 and 2001	250,000	$ 2,500
Series E:		
Outstanding December 31, 1999	–	$ –
Transactions during the year ended December 31, 2000		
Issuance of Series E Shares in business acquisitions	79,500	688
Conversion from Series E Shares to common shares	(18,520)	(161)
Outstanding December 31, 2000	60,980	527
Transactions during the year ended December 31, 2001		
Issuance of Series E Shares in business acquisitions	77,419	600
Conversion from Series E Shares to common shares	(31,428)	(256)
Outstanding December 31, 2001	106,971	$ 871
Total Common and Special Shares Outstanding December 31, 2001	54,953,016	$ 80,638

As at December 31, 2001, the Company has approved the issuance of 145,481 (2000 – 58,401) common shares vesting on various pre-determined dates to certain investment advisors and other employees who have agreed to transfer their registration to the Company.

Preference Shares

First Preference Shares

Each series of first preference shares will rank on a parity with the first preference shares of every other series and will be entitled to preference over the second preference shares, the third preference shares, the special shares and the common shares.

Subject to any rights or privileges attached to any specific series of first preference shares, the holders of first preference shares are not entitled to receive notice of any meeting of the shareholders of the Company except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale of all or substantially all of its property.

First Preference Shares, Series X (the "Series X Shares")

The Series X Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 6% per annum. Holders of Series X Shares are entitled to one vote per Series X Share held. Each Series X Share is convertible, at the option of the holder, at any time, into common shares on a 1.2-for-one basis, subject to adjustment for normal anti-dilution events. Series X Shares are redeemable, at the option of the holder, at a price equal to $10.00 per share plus any dividends in arrears. The Company may elect to satisfy any amount payable on the redemption of a Series X Share by delivering to the holder thereof that number of common shares that is equal to the redemption amount divided by 95% of the market price of a common share.

Second Preference Shares

Each series of second preference shares will rank junior and subordinate to the first preference shares and on a parity with the second preference shares of every other series and is entitled to preference over the third preference shares, the special shares and the common shares.

Subject to any rights or privileges attached to any specific series of second preference shares, the holders of second preference shares are not entitled to receive notice of any meeting of the shareholders of the Company except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale of all or substantially all of its property.

Third Preference Shares

Each series of third preference shares will rank junior and subordinate to the first preference shares and the second preference shares and on a parity with the third preference shares of every other series and is entitled to preference over the special shares and the common shares.

Subject to any rights or privileges attached to any specific series of third preference shares, the holders of third preference shares are not entitled to receive notice of any meeting of the shareholders of the Company except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale of all or substantially all of its property.

Preference Shares Issued and Outstanding

	Number		Amount
PREFERENCE SHARES:			
First Series:			
Series X:			
Outstanding December 31, 1999	3,770,000	$	37,700
Transactions during the year ended December 31, 2000			
Issuance of Series X Shares in business acquisitions	1,683,668		16,837
Total Preference Shares Outstanding December 31, 2000 and 2001	5,453,668	$	54,537

Warrants

Warrants Exercisable at $12.00

Holders of warrants are entitled to purchase from the Company, upon payment of the exercise price of $12.00, one common share for each warrant, at any time up to and including August 30, 2004. On December 31, 2000 and 2001, all 2,400,000 warrants issued remained outstanding.

Warrants Exercisable at $10.00

Holders of warrants are entitled to purchase from the Company, upon payment of the exercise price of $10.00, one common share for each warrant, at any time up to and including December 9, 2002. There were 962,448 warrants outstanding on December 31, 1999. During 2000, a further 568,162 warrants were issued in connection with business acquisitions. On December 31, 2001, all 1,530,610 warrants issued remained outstanding.

Share Incentive Plans

Employees of the Company and its wholly-owned subsidiaries are entitled to participate in the Company's Share Incentive Plans. A separate Share Incentive Plan has been established for employees, officers and directors of the Company and its wholly-owned subsidiaries and for investment advisors, service providers and consultants to the Company. The provisions of each plan are essentially identical. Each of the Share Incentive Plans consists of a share purchase plan, a share bonus plan, a deferred share bonus plan and a share option plan.

Share Purchase Plans

Under the Share Purchase Plans, participants may contribute up to a specified maximum of their annual income towards the purchase of common shares of the Company from treasury. Participants in the Share Purchase Plans will receive a matching contribution from the Company, such contribution being used either to purchase common shares of the Company in the open market, or to issue additional common shares from treasury. The Company may issue a maximum of 3,000,000 common shares from treasury pursuant to the Share Purchase Plans. During 2001, participants contributed $1,229,000 to the Share Purchase Plans and received 208,439 common shares issued from treasury. The Company and its subsidiaries recognized compensation expense of $1,229,000 in respect of the Share Purchase Plans of which $805,000 was used to purchase common shares in the open market and $424,000 was used to issue 92,702 common shares from treasury. There were no common shares issued under the Share Purchase Plans in 2000.

Share Bonus Plans and Deferred Share Bonus Plans

The Share Bonus Plans permit the issuance of common shares from treasury as a bonus. The Deferred Share Bonus Plans permit common shares to be purchased in the open market or to be issued from the Company's treasury, for eligible participants, in lieu of other cash consideration due to the participants, including the payment of directors fees. During 2001, the Company issued 35,109 (2000 – Nil) common shares from treasury in settlement of directors fees and recognized variable compensation costs otherwise payable of $217,000 (2000 – Nil). The Company also issued 168,371 (2000 – Nil) common shares and recognized bonus compensation expense of $870,000 (2000 – Nil) in respect of the Share Bonus Plans and Deferred Share Bonus Plans. In addition, as of December 31, 2001, the Company has approved the issuance of 1,141,500 common shares (2000 – 1,017,169) to certain employees of the Company and its wholly-owned subsidiaries on various dates conditional on such participants remaining employees of the Company until the specified dates and, in certain circumstances, meeting specified performance targets. The operating results of the Company do not include any amounts in respect of these conditional common shares (see note 17). A maximum of 3,000,000 common shares may be issued from treasury pursuant to each of the Share Bonus Plans and the Deferred Share Bonus Plans.

Share Option Plans

The Company may, from time to time, grant options to eligible participants for up to a maximum of 8,000,000 common shares of the Company. Options granted will have an exercise price equal to the market value of the Company's common shares on the date the options are granted. Consequently, the Company does not recognize compensation expense on the issuance of these options. Each option becomes exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

A summary of the status of the Company's Share Option Plans as of December 31, 2001 and 2000, and the changes during the years then ended is presented below:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,519,000	$ 8.00	–	$ –
Granted	645,000	$ 6.71	5,085,000	$ 8.00
Exercised	–	$ –	–	$ –
Cancelled	(391,500)	$ 7.59	(566,000)	$ 8.00
Outstanding, end of year	**4,772,500**	**$ 7.86**	**4,519,000**	**$ 8.00**
Exercisable at December 31	847,800	$ 8.00	–	$ –

Options outstanding as at December 31, 2001 are as follows:

Date of Grant	Options Outstanding		Exercise Price	Remaining Contractual Life (Years)	Options Exercisable
May 4, 2000	4,154,000	$	8.00	8.35	830,800
August 29, 2000	65,000	$	8.20	8.67	13,000
November 21, 2000	20,000	$	8.35	8.90	4,000
April 12, 2001	308,500	$	7.10	9.28	–
August 21, 2001	145,000	$	7.45	9.64	–
November 22, 2001	80,000	$	4.10	9.90	–

11. CONTINGENCIES AND COMMITMENTS

Subsidiaries of the Company are defendants in certain legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

The Company and its subsidiaries have lease agreements for premises pursuant to which minimum lease payments, exclusive of operating costs and realty taxes, are as follows:

2002	$	6,469
2003		4,866
2004		3,137
2005		3,130
2006		2,739
Thereafter		6,671
	$	27,012

12. SEGMENTED INFORMATION

Effective January 1, 2000, the Company arranged for the amalgamation of Infinity Funds Management Inc. with Dynamic. On January 1, 2001, the Company amalgamated its 100% interest in Peelbrooke Capital Inc. with Dundee Securities. Segmented information has been prepared after giving effect to these amalgamations.

Financial information is presented according to the following operating segments:

Investment Management

The investment management segment includes the operating results of the Company's investment management subsidiary, Dynamic, and the operations of the Dynamic CMP group of companies. This segment provides investment management and administrative services to the Dynamic, Dynamic Power, and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net worth private individuals, corporations and foundations.

Brokerage

The brokerage segment includes the operating results of the Company's retail distribution and brokerage subsidiaries, Dundee Securities and Dundee Private. The segment also includes the operating results of Dundee Insurance, an insurance broker. The brokerage segment is engaged in retail distribution of financial products and is also engaged in institutional sales, trading, research and investment banking.

SEGMENTED ASSETS	Investment Management		Brokerage		TOTAL	
	2001	2000	2001	2000	2001	2000
Cash and short term investments	$ 3,038	$ 4,041	$ 91,836	$ 79,935	$ 94,874	$ 83,976
Other current assets	18,453	18,386	253,502	285,496	271,955	303,882
Corporate investments	12,760	10,341	–	–	12,760	10,341
Deferred sales commissions	59,003	73,098	–	–	59,003	73,098
Capital and other assets	48,554	49,822	42,830	44,003	91,384	93,825
	$ 141,808	$ 155,688	$ 388,168	$ 409,434	529,976	565,122
Corporate and other non segmented assets					2,963	687
Intersegment deferred sales commissions					(2,093)	(1,306)
					$ 530,846	**$ 564,503**

SEGMENTED LIABILITIES	Investment Management		Brokerage		TOTAL	
	2001	2000	2001	2000	2001	2000
Accounts payable and other current liabilities	$ 17,360	$ 17,754	$ 294,000	$ 291,302	$ 311,360	$ 309,056
Amounts due to parent	3,534	1,091	7,217	7,311	10,751	8,402
Corporate debt	7,641	9,412	–	23,284	7,641	32,696
Future income tax liability	21,967	29,839	(8,275)	(9,779)	13,692	20,060
	$ 50,502	$ 58,096	$ 292,942	$ 312,118	343,444	370,214
Corporate and other non segmented liabilities					14,250	11,605
Adjustment to future income tax liability for intersegment deferred sales commissions					(712)	(508)
					$ 356,982	**$ 381,311**

SEGMENTED PRE TAX (LOSSES) EARNINGS	Investment Management		Brokerage		TOTAL	
	2001	2000	2001	2000	2001	2000
Revenues	$ 118,667	$ 137,022	$ 126,105	$ 158,041	$ 244,772	$ 295,063
Expenses	72,823	73,885	127,153	147,435	199,976	221,320
EBITDA	45,844	63,137	(1,048)	10,606	44,796	73,743
Depreciation and amortization	38,468	38,069	4,753	3,660	43,221	41,729
Interest expense	429	575	1,295	3,577	1,724	4,152
	$ 6,947	$ 24,493	$ (7,096)	$ 3,369	(149)	27,862
Corporate and other non segmented items					(4,078)	(2,136)
Intersegment revenues, net of intersegment expenses					(786)	(1,029)
					$ (5,013)	**$ 24,697**

13. INCOME TAXES

The reconciliation of the combined federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2001	2000
Combined federal and provincial income tax rates	42%	44%
Non deductible expenses	(61%)	11%
Adjustment to carrying value of future tax assets relating to loss carry forwards	(29%)	–
Effect of expected income tax rate reductions on future income tax assets and liabilities	2%	(5%)
Other	5%	(3%)
	(41%)	**47%**

Significant components of the Company's future income tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Future income tax assets		
Tax loss carry forwards	$ 9,583	$ 10,766
Deferred acquisition obligations	–	2,303
Capital assets	1,489	720
Other	1,791	1,086
	12,863	14,875
Future income tax liabilities		
Deferred sales commissions	20,244	28,932
Management contracts	417	544
	20,661	29,476
Net future income tax liability	**$ 7,798**	**$ 14,601**

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that these future income tax assets will be realized. During 2001, the Company adjusted the carrying value of its future income tax assets by $1,455,000 representing the benefit previously recognized from income tax loss carry forwards totalling $3,486,000 with expiry dates between December 2002 and December 2008.

14. RELATED PARTY TRANSACTIONS

The Company and its wholly-owned subsidiaries, in the course of their regular business activities, have routine transactions with the parent company, Dundee Bancorp, and with affiliated companies of Dundee Bancorp including certain of its equity-owned investees. Generally, transactions between the Company and these related entities are conducted on normal market terms and are recorded at their exchange value. The particulars of these transactions and balances owing from or to these related entities for the years ended December 31, 2001 and 2000 are as follows:

	2001		2000	
	Parent	Affiliates	Parent	Affiliates
Revenues				
Financial services	$ 90	$ 1,317	$ 184	$ 3,061
Expenses				
Selling, general and administrative	318	–	215	–
Distribution fees	5,820	–	7,622	–
Interest expense	668	–	1,100	–
Assets and Liabilities				
Accounts receivable	–	1,030	–	64
Client accounts receivable	82	–	–	451
Capital and other assets	11	–	–	–
Subordinated loans and amounts due to parent	12,587	–	10,675	–

At December 31, 2001, the Company, its parent and affiliated companies invested $87,825,000 (2000 – $85,374,000) in mutual funds and other investment products which are managed by subsidiaries of the Company. Transactions are conducted on the same basis as those of other mutual fund investors.

15. FINANCIAL INSTRUMENTS

In the normal course of business, the Company's subsidiaries may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries' exposure to market risk. Each type of contract will limit, or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

Credit Risk

Credit risk arises from the potential for a counterparty to default on a contractual obligation. Certain of the Company's subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction. The Company's subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy. For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins. Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up front payment of the premium.

Certain of the Company's other activities are subject to the risk of counterparty non-performance. In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment. Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulatory guidelines.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Market Risk

The Company is exposed to the risk of loss resulting from changes in prices of financial instruments in markets in which the Company participates such as the interest rate, equity, and to a lesser extent, foreign exchange markets. As financial instruments held for trading are recognized at market values, these changes affect reported earnings as they occur.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company does not hedge its exposure to interest rate risk as it is minimal.

16. ACCOUNTING CHANGES

Earnings per Share

In December 2000, the CICA issued CICA Handbook Section 3500, "Earnings per Share", which the Company adopted on January 1, 2001. Under the new guideline, the treasury stock method is used, instead of the imputed interest approach used previously, for determining the dilutive effect of warrants and options. In order to determine diluted earnings per share, the treasury method assumes that any proceeds from the exercise of options or warrants would be used to purchase common shares at the average market price during the period. This change has had no impact on the reported (losses) earnings per share in either the current or prior year.

(dollar amounts in thousands except per share amounts)

	2001			2000		
	Net Losses	Weighted Average Shares	Net Loss per Share	Net Earnings	Weighted Average Shares	Net Earnings per Share
Net (losses) earnings	$ (7,069)			$ 13,078		
Less dividends on preference shares	(3,272)			(3,272)		
Basic (losses) earnings available to common shareholders	(10,341)	54,630,348	$ (0.19)	9,806	54,526,810	$ 0.18
Effect of dilutive securities						
Convertible preference shares	–	–		–	–	
Warrants outstanding	–	–		–	–	
Options outstanding	–	–		–	100,727	
Diluted (losses) earnings per share	$ (10,341)	54,630,348	$ (0.19)	$ 9,806	54,627,537	$ 0.18

Warrants to purchase 3,930,610 (2000 – 3,930,610) and 4,692,500 (2000 – 20,000) options to purchase common shares were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares during the respective period.

The computation of the diluted earnings per share also excludes the effect of 4,544,723 (2000 – 4,544,723) incremental common shares attributable to the potential conversion of preference shares for the respective period because their effect was anti-dilutive.

Accounting for Commissions Paid on the Sale of Corporate Products by Internal Sales Force of Investment Advisors

Effective January 1, 2001, the Company changed its accounting policy for commissions paid on the sale of corporate products by its internal sales force of investment advisors registered with the Company's wholly-owned subsidiaries, Dundee Securities and Dundee Private. Under the new policy, which has been adopted retroactively with restatement of prior periods, commissions paid to these investment advisors are deferred and amortized over a five year period. This is consistent with the Company's policy in respect of commissions paid on the sale of corporate products by third party brokers and dealers. Previously, these amounts were included as variable compensation costs.

The effects of this change to the consolidated financial statements are as follows:

			2001			2000
	Restated	Previous Method	Difference	Restated	Previous Method	Difference
Changes in the Statements of Operations						
Decrease in variable compensation	$ 57,099	$ 60,964	$ (3,865)	$ 82,973	$ 86,926	$ (3,953)
Increase in EBITDA	40,454	36,589	3,865	71,084	67,131	3,953
Increase in amortization of deferred sales commissions	33,120	31,745	1,375	33,294	32,596	698
Increase in income taxes	2,056	1,413	643	11,619	10,400	1,219
Change in net (losses) earnings	(7,069)	(8,916)	1,847	13,078	11,042	2,036
Change in (losses) earnings per share	(0.19)	(0.22)	0.03	0.18	0.14	0.04
Changes in Assets and Liabilities						
Increase in deferred sales commissions	56,910	50,284	6,626	71,792	67,656	4,136
Increase in future income tax liability	7,798	5,543	2,255	14,601	12,989	1,612
Increase in retained earnings, beginning of year	23,845	21,321	2,524	14,039	13,551	488
Increase in retained earnings, end of year	13,504	9,133	4,371	23,845	21,321	2,524

17. FUTURE ACCOUNTING POLICY CHANGES

The Company will be required to adopt the following accounting standards in future years.

Goodwill and Other Intangible Assets

In August 2001, the CICA issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". This section addresses the accounting and disclosure requirements for goodwill and other intangible assets and will be effective for fiscal 2002. Under this section, intangible assets with a finite life will continue to be amortized over their useful lives. However, goodwill and intangible assets with an indefinite life will no longer be amortized but must be reviewed, at least annually, for impairment. This section provides specific guidance for testing for impairment of these assets. Impairment testing on the excess of the purchase price over the estimated fair value of net assets acquired in business combinations and other intangible assets is expected to be completed in the early part of 2002. Management does not currently expect any impairment in the underlying value of these assets.

Stock-based Compensation

In November 2001, the CICA issued CICA Handbook Section 3870, "Stock-based Compensation". Section 3870 provides guidance in accounting for stock-based awards that may be granted to employees, officers, directors and non-employees of the Company. Under certain conditions, the new section requires the use of a fair-value-based method to account for certain stock-based compensation arrangements. The new section will be effective for fiscal 2002. Management believes that stock options issued by the Company pursuant to its Share Incentive Plans (see note 10) are not required to be accounted for using a fair-value-based method. However, the Company will be required to disclose pro-forma fair-value-based earnings and earnings per share under the new standard. In addition, obligations of the Company under other stock-based compensation arrangements must be recognized in the Consolidated Statement of Operations. Currently, compensation expense is only recognized in earnings when obligations under stock-based arrangements are actually settled in shares. The impact of these changes to the Company is not determinable as it will be partially dependent on the Company's share price on the date such awards are granted.

QUARTERLY FINANCIAL INFORMATION

(unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		YTD	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
REVENUE										
Management fees	$ 28,012	$ 29,294	$ 27,674	$ 29,299	$ 26,197	$ 30,821	$ 28,596	$ 32,035	$ 110,479	$ 121,449
Redemption fees	2,403	6,799	2,362	3,299	1,991	3,027	1,941	2,313	8,697	15,438
Financial services	32,701	48,590	28,515	34,184	22,273	30,398	30,390	33,883	113,879	147,055
	63,116	84,683	58,551	66,782	50,461	64,246	60,927	68,231	233,055	283,942
Investment income	514	514	(21)	287	1,628	444	(860)	357	1,261	1,602
	63,630	85,197	58,530	67,069	52,089	64,690	60,067	68,588	234,316	285,544
EXPENSES										
Selling, general and administrative	23,512	23,151	27,786	22,589	28,072	25,168	28,253	30,320	107,623	101,228
Variable compensation	18,880	28,318	13,469	19,467	11,503	16,314	16,447	18,874	60,299	82,973
Distribution fees	1,733	2,178	1,653	2,083	1,519	2,102	1,469	1,920	6,374	8,283
Trailer fees	5,202	5,483	4,835	5,432	4,807	5,650	4,722	5,411	19,566	21,976
	49,327	59,130	47,743	49,571	45,901	49,234	50,891	56,525	193,862	214,460
EBITDA	14,303	26,067	10,787	17,498	6,188	15,456	9,176	12,063	40,454	71,084
Amortization of deferred sales commissions	7,959	7,916	8,212	8,213	8,387	8,446	8,562	8,719	33,120	33,294
Amortization of goodwill	1,134	1,093	1,105	1,169	1,123	1,131	1,101	1,094	4,463	4,487
Depreciation	1,127	843	1,264	878	1,395	1,014	1,417	1,048	5,203	3,783
Interest expense	732	836	507	1,123	732	1,457	710	1,407	2,681	4,823
(LOSSES) EARNINGS BEFORE TAXES	3,351	15,379	(301)	6,115	(5,449)	3,408	(2,614)	(205)	(5,013)	24,697
Income taxes	1,961	7,136	787	3,658	(1,921)	2,538	1,229	(1,713)	2,056	11,619
NET (LOSSES) EARNINGS	$ 1,390	$ 8,243	$ (1,088)	$ 2,457	$ (3,528)	$ 870	$ (3,843)	$ 1,508	$ (7,069)	$ 13,078

DUNDEE WEALTH MANAGEMENT INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In May 1995, The Toronto Stock Exchange adopted a by-law (the "TSE By-law") with respect to the corporate governance of listed companies. The TSE By-law was passed in response to the Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada dated December 1994 (the "1994 TSE Report"). The TSE By-law contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance but does not require listed companies to comply with these guidelines. However, pursuant to the TSE By-law, listed companies must annually disclose their approach to corporate governance. In November 1999, the TSE By-law was amended to require listed companies to specifically refer to each of the guidelines in their disclosure of their approach to corporate governance. In November 2001, the new Joint Committee on Corporate Governance released its Final Report "Beyond Compliance: Building a Governance Culture" (the "2001 Final Report") which builds on the 1994 TSE Report.

The 1994 TSE Report and the 2001 Final Report paid a considerable amount of attention to the make-up and independence of the board of directors of a company. The TSE By-law defines an unrelated director to be a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of a company, other than interests or relationships arising solely from shareholding. Accordingly, significant shareholders who are directors or directors representing significant shareholders on a board of directors are not considered to be related directors solely as a result of their interest or relationship. A significant shareholder is defined to be a shareholder who has the ability to exercise a majority of the votes for the election of directors.

The following disclosure sets out the Company's approach to corporate governance during fiscal 2001:

1. *The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:*

The board of directors of the Company (the "Board"), directly and through its committees, carries out its functions as proxy for the shareholders and stakeholders of the Company with the objective of enhancing shareholder value consistent with its social responsibilities. The Board operates pursuant to the mandate set out in the *Business Corporations Act* (Ontario), which is to institute and monitor the policies and procedures by which the Company operates its business and to act with a view to the best interests of the Company and its shareholders. The Board, together with the management of the Company, establish these policies and procedures and the Board assesses the execution by management of its objectives and the results obtained. The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. The Board expects that management of the Company will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities.

To facilitate the fulfillment of certain of its responsibilities and to assist its decision making, the Board has formed the Audit Committee, the Compensation Committee and the Corporate Governance Committee of the Board to review in greater depth and to fulfill specific areas of the Board's mandate. These committees are appointed annually and function in accordance with written mandates approved annually by the specific committee and the Board. In addition, the Board may appoint from time to time other committees as may be necessary.

1. (a) *Adoption of a strategic planning process;*

Management of the Company presents to the Board its strategic plan and direction for the Company. The Board reviews the strategic direction of the Company on a continuing basis. At each meeting of the Board, the Board receives from management of the Company update reports with respect to the status of the business and operations of the Company and all major programs including the principal opportunities and risks of the Company's business and plans. Any material deviations from the strategic plan are reported to and considered by the Board. The Board also reviews on an annual basis the budget of the Company.

1. (b) *The identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;*

Inherent in the Board's supervision of the strategic direction and operating performance of the Company is the identification, understanding and monitoring of the principal risks of the Company's business, the integrity of corporate internal control procedures and the overview of management's implementation of systems to manage and minimize those risks.

1. (c) *Succession planning, including appointing, training and monitoring senior management;*

The Chairman, President and Chief Executive Officer of the Company evaluates senior management on an ongoing basis and reports to the Board when necessary. The Corporate Governance Committee reviews, as necessary, succession planning issues with the Chairman, President and Chief Executive Officer of the Company.

1. (d) *A communications policy for the Company; and*

The Board has established that communications with the stakeholders of the Company is to be undertaken solely by the Chairman and Chief Executive Officer of the Company or as delegated by him. The Board does not communicate with either the investment community or stakeholders directly. The Corporate Governance Committee reviews this communications policy of the Company with its stakeholders as necessary to ensure its effectiveness.

The Company endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. The Company also maintains a web site that provides summary information on the Company and ready access to press releases and other regulatory filings. Although the Company does not have an investor relations department, all shareholder or investment community inquiries are directed to the Corporate Secretary and the Chief Financial Officer of the Company. Shareholder inquiries are responded to promptly by the appropriate individual within the Company.

1. (e) *The integrity of the Company's internal control and management information systems.*

The Board assesses the integrity of the Company's internal controls and management information systems. Management of the Company is responsible for the design, implementation and maintenance of the internal controls and information systems and reporting to the Board with respect thereof and the Board is responsible for ensuring that management of the Company has fulfilled this responsibility.

2. *The Board should be constituted with a majority of individuals who qualify as unrelated directors.*

At December 31, 2001, the Board was composed of eight members. The Board has concluded that five of the eight members of the Board were unrelated directors of the Company. By the definition contained in the TSE By-law, Ned Goodman is a significant shareholder of the Company as he is a significant shareholder of Dundee Bancorp Inc., which holds an 85% equity interest in the Company. The proportion of the Board comprised of unrelated directors exceeds a majority of the Board.

3. *The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting the conclusion in item 2 above.*

Only two officers of the Company are members of the Board, being the Chairman, President and Chief Executive Officer, Ned Goodman and an Executive Vice President, Donald K. Charter. The Board believes that it is important for these senior executives of the Company to be members of the Board and be involved in Board deliberations and to have the same obligations, responsibilities and liabilities as the rest of the directors of the Company. Five of the eight directors of the Company are considered to be independent of management and free from any interest or other business relationship that may interfere with a director's ability to act with a view to the best interests of the Company. Although Mr. MacRae is the Vice Chairman of Dundee Bancorp Inc., the parent of the Company, in accordance with the guidelines set out in the TSE By-law, a director associated with a significant shareholder is not considered to be a related director solely as a result of his relationship with the significant shareholder. Mr. MacRae receives no compensation from the Company and is not involved in the day-to-day business and affairs of the Company. For these reasons, the Board has determined that Mr. MacRae is an unrelated director of the Company.

4. *The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.*

The written mandate of the Corporate Governance Committee includes reviewing the size and overall composition of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company, reviewing proposed new nominees to the Board and reviewing and assessing, on an ongoing basis, the directors of the Company. In 2000, the Corporate Governance Committee recommended to the Board that the Board increase the number of directors of the Company from seven to eight and recommended the appointment of a new outside and unrelated director. The Corporate Governance Committee is composed entirely of outside and unrelated directors.

5. *The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.*

The written mandate of the Corporate Governance Committee includes reviewing and assessing, on an ongoing basis, the directors of the Company, the effectiveness of the Board as a whole and the contribution of each individual director of the Company. The Board reviews the composition of the committees of the Board on an annual basis. Each of the committees of the Board and the full Board reviews the appropriateness of the mandates of the committees of the Board on an annual basis. The Corporate Governance Committee also reviews and assesses the quality of the relationship between management and the Board and recommends improvements where necessary.

6. *The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.*

The Company has a practice with respect to the orientation and education of new recruits to the Board. New directors of the Company meet with management and other directors of the Company to familiarize themselves with the business of the Company and their responsibilities as directors of the Company. In addition, management distributes certain written information to new directors including, among other things, information about the Company and its affiliates, certain recent regulatory filings which the Company has made such as its annual information form and proxy material, the reporting requirements of the directors of the Company and information with respect to the committees of the Board and the written mandates of each such committee. Reports are presented on a quarterly basis by senior management of the Company to the Board on the main areas of the Company's business. The Company, with the assistance of the Corporate Governance Committee, is continuing the process of formalizing its orientation and education program for new directors.

7. *The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*

One of the mandates of the Corporate Governance Committee is to review the size of the Board to determine the impact of the number of directors of the Company upon the effectiveness of the Board and with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company. In 2000, the Corporate Governance Committee recommended to the Board that the Board increase the number of directors of the Company from seven to eight and recommended the appointment of a new outside and unrelated director to the Board. The Board is currently made up of eight individuals who have a diverse background bringing great functional experience to the Board for the assistance of management. It is the view of the Corporate Governance Committee, the Board and management of the Company that the current size and representation of the Board is appropriate in order for the Board to perform its duties and responsibilities effectively.

8. *The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.*

The Compensation Committee periodically reviews the adequacy and form of the compensation of the directors of the Company (which includes directors' fees and options granted pursuant to the share incentive plans of the Company) to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The Compensation Committee has reviewed the current form of compensation of the directors of the Company in respect of 2001 and 2002 and has determined that such compensation is appropriate. The Compensation Committee is also responsible for, among other things, (i) administering the Company's share incentive plans and making recommendations with respect to any proposed amendments thereto, and (ii) reviewing and making recommendations with respect to the compensation of senior executives of the Company and ensuring that such compensation is competitive and aligned with the interests of the shareholders of the Company.

9. *Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the Executive Committee, may include one or more inside directors.*

The Company does not have an Executive Committee. Each of the Audit Committee, the Corporate Governance Committee and the Compensation Committee is comprised entirely of outside and unrelated directors of the Company. The Chairman of each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee is an outside and unrelated director of the Company.

10. *The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company's approach to governance issues.*

The Corporate Governance Committee is responsible for, among other things, overseeing and making recommendations to the directors of the Company on developing the approach of the Company to corporate governance issues. The Corporate Governance Committee is also responsible for formulating the response of the Company to the corporate governance guidelines and disclosure requirements adopted by The Toronto Stock Exchange on issues of corporate governance which response is then reviewed and approved by the Board.

11. (a) *The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management's responsibilities.*

(i) The Board; and

The Board operates pursuant to the mandate set out in the *Business Corporations Act* (Ontario), which is to supervise the management of the business and affairs of the Company. The Board also seeks to act with a view to the best interests of the Company and the shareholders thereof. Although the Board has no formal policy nor grant of authority setting out what specific matters must be brought by management to the Board for approval, there is a clear understanding between management of the Company and the Board, through general and historical practice and accepted legal practice, that all transactions or matters of material nature must be presented by management for approval by the Board. The Corporate Governance Committee is responsible for monitoring the nature of the information requested and provided to the Board by management of the Company to determine if the Board can be more effective in identifying opportunities and risks for the Company and to ensure that the Board can effectively review and approve the matters presented to the Board. It has been the experience to date of the members of the Board that they have been kept well informed as to the business and affairs of the Company and that the matters which have been brought forward to the Board for approval have been appropriate.

(ii) The CEO.

While the Chief Executive Officer of the Company does not have a formal specific written position description, the objectives of the Chief Executive Officer follow from his role and responsibilities in connection with the application of the strategic plan and the corporate objectives of the Company which are reviewed by the Board.

11. (b) *The Board should approve or develop the corporate objectives that the CEO is responsible for meeting.*

The strategic plan and the corporate objectives of the Company are reviewed by the Board. The role and responsibilities of the Chief Executive Officer include the implementation of the Company's strategic plan and corporate objectives and the general mandate to manage the Company and to maximize shareholder value. The Compensation Committee, when reviewing the compensation of the Chief Executive Officer, makes an overall assessment of the performance by the Chief Executive Officer in achieving such objectives and in directing the Company to meeting its strategic plan and corporate objectives.

12. *The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management. The Company should appoint a Chairman who is independent of management or assign responsibilities to a "Lead Director".*

Ned Goodman is the Chairman of the Board and the President and Chief Executive Officer of the Company. In the view of the Board, the Board has and continues to act independently of management notwithstanding the fact that Mr. Goodman occupies both offices of Chairman and Chief Executive Officer. In addition, the Board views the involvement of Mr. Goodman, the controlling shareholder of the Company through his holdings in Dundee Bancorp Inc., in the business and affairs of the Company, including the day-to-day operations of the Company, as being important. The Board has established the Audit Committee, the Compensation Committee and the Corporate Governance Committee of the Board comprised solely of outside and unrelated directors who function pursuant to written mandates and whose roles and responsibilities are described in this report. The Chairman of each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee is an outside and unrelated director of the Company. The composition and the mandates of each of the committees is reviewed and approved annually by the full Board. When necessary or desirable, the Board will establish other committees composed of directors who are considered to be independent with respect to the issues to be reviewed and determined.

13. (a) *The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.*

The Audit Committee is responsible for reviewing the Company's financial reporting procedures and overseeing the Company's continuing compliance with financial disclosure obligations. The Audit Committee reports to the Board on an ongoing basis with respect to these matters as well as with respect to the financial statements of the Company prepared by the Company. The Audit Committee also discusses with management the Company's policies and procedures for risk management, reviews audit plans, meets with the external auditors of the Company, with and without management, and reviews the performance of and communication with the external auditors of the Company. The Audit Committee reviews and approves the interim unaudited financial statements of the Company on a quarterly basis and the audited financial statements of the Company on an annual basis prior to their review and approval by the full Board. The roles and responsibilities of the Audit Committee are set forth in the written mandate of the Audit Committee.

13. (b) *The Audit Committee of the Board should be composed only of outside directors.*

The Audit Committee is made up of three directors, all of which are outside and unrelated directors of the Company. All of the members of the Audit Committee are able to read and understand fundamental financial statements and have past or current employment experience in finance or accounting.

14. *The Board should implement a system that enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.*

The Company has a practice permitting the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Company when necessary. The mandate of the Corporate Governance Committee includes determining if the Board, any committee thereof or an individual director of the Company should retain, at the expense of the Company, an independent external advisor and the terms and conditions of such retainer.

DUNDEE WEALTH MANAGEMENT INC.
CORPORATE DIRECTORY

BOARD OF DIRECTORS

Ned Goodman
Chairman, President & Chief Executive Officer,
Dundee Wealth Management Inc.,
President & Chief Executive Officer,
Dundee Bancorp Inc. and
Chairman, Dynamic Mutual Funds Ltd.

Garth A.C. MacRae
Vice Chairman,
Dundee Bancorp Inc.

Jonathan Goodman
President & Chief Executive Officer,
Dundee Resources Limited

Donald K. Charter
Chairman & Chief Executive Officer,
Dundee Securities Corporation,
Chairman, Dundee Private Investors Inc.
and Dundee Insurance Agency Ltd.,
Executive Vice President,
Dundee Wealth Management Inc.
and Dundee Bancorp Inc.

Mohsen Anvari
Dean, Weatherhead School of Management

John Hatherly
Principal, Wynnchurch Capital Limited

Judith Kavanagh
Independent Consultant
to the financial services industry

Robert McLeish
Consultant

OFFICERS

Ned Goodman
Chairman, President &
Chief Executive Officer

Donald K. Charter
Executive Vice President,
Chairman & Chief Executive Officer,
Dundee Securities Corporation

Joanne Ferstman
Vice President & Chief Financial Officer

John Panneton
Senior Vice President,
President, Dundee Securities Corporation

Daniella E. Dimitrov
Vice President & Secretary

Aaron Gropper
Vice President

Paul Habert
Vice President, Marketing

Lucie Presot
Vice President & Controller

Lori E. Beak
Assistant Secretary

DUNDEE WEALTH MANAGEMENT INC.
CODE OF ETHICS

TRUST ONCE LOST IS SELDOM REGAINED

We recognize that our entire wealth management business rests on a foundation of trust. As professional investment managers and independent financial advisors, we abide by three sets of rules aimed at ensuring this trust is met.

The first set consists of the laws and regulations adopted by governments, securities commissions, The Investment Dealers Association of Canada and the Mutual Fund Dealers Association of Canada. The second set of rules resides in the Code of Ethics and Standards of Professional Conduct of the Association for Investment Management and Research (AIMR). Dynamic Mutual Funds Ltd. and its divisions adhere wholeheartedly to this voluntary professional code. As do our individual portfolio managers who embraced it when they were granted their designations as Chartered Financial Analysts and who recommit themselves annually as part of their employment.

The government, regulatory and AIMR rules are minimum standards. We go beyond them by observing a third set of rules that includes an approval and monitoring system for personal investments of Dynamic Mutual Funds, and a strict Code of Compliance for independent financial advisors. The rules are aimed at ensuring that all of our employees understand and uphold the fiduciary relationship we have with our investor clients.

As investment advisors and counsellors, our heritage is one of fair and honourable dealing. It is a heritage that consists of values handed down over hundreds of years by our professional predecessors – values that we respect everyday and that we fully intend to hand down to those who follow.

DYNAMIC MUTUAL FUNDS
BOARD OF GOVERNORS



Ronald Singer
Chairman



Brahm Gelfand



Robert Ruggles



Garth MacRae



Frank White



Hy Harris

FOR MORE THAN FOUR DECADES, DYNAMIC HAS MAINTAINED A HIGH DEGREE OF CONSISTENCY WHEN IT COMES TO DEALING WITH ITS UNITHOLDERS.

Dynamic Mutual Funds is proud to be among a small group of mutual fund companies that oversees the interests of unitholders by creating and empowering independent advisory boards. In fact, Dynamic is a leader in this area and was one of the first mutual fund companies in Canada to establish an independent governance board. Dynamic Mutual Funds' Board of Governors traces its roots to the Board of Directors which was first established as part of the corporate structure of what is now the Dynamic Value Fund of Canada. As Dynamic grew over the last four decades, it maintained a similar structure, even though new funds were established as trusts and do not legally require a board to represent unitholder interests.

EXECUTIVE OFFICE

Scotia Plaza, 55th Floor
40 King Street West
Toronto, Ontario M5H 4A9

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (416) 981-9633
Fax: (416) 981-9800
Toll Free: 1 (800) 663-9097

STOCK LISTINGS

The Toronto Stock Exchange

STOCK SYMBOLS

Dundee Bancorp Inc.
DBC.A

Dundee Wealth Management Inc.
DW – Common Shares
DW.WT – Warrants

DUNDEE WEALTH MANAGEMENT
BLUE-CHIP GROWTH

www.dundeewealth.com

DUNDEE BANCORP INC.

www.dundeebancorp.com